As filed with the Securities and Exchange Commission on April 11, 2008

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SYNUTRA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	2020	13-4306188
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

301-840-3888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

301-840-3888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David J. Johnson, Jr., Esq. David J. Roberts, Esq. O’Melveny & Myers LLP 37th Floor, Yin Tai Centre Office Tower No. 2 Jianguomenwai Avenue Beijing 100022, China +8610-6563-4209	Robert T. Plesnarski, Esq. O’Melveny & Myers LLP 1625 Eye Street, NW Washington, DC 20006 USA +1-202-383-5300	James C. Lin, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)(2)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE
Common Stock, par value $0.0001 per share	7,187,500 shares	$31.12	$223,639,062	$8,789

(1)	Includes 937,500 shares of common stock that may be purchased by underwriters pursuant to their option to purchase additional shares.
(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2008

Synutra International, Inc.

             Shares of Common Stock

This is a public offering of shares of common stock, par value $0.0001 per share, of Synutra International, Inc. We are offering             shares of our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “SYUT.” The last reported sale price of our common stock on              was $             per share.

See “ Risk Factors” on page 9 to read about factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Synutra International, Inc.	$	$

The underwriters have a 30-day option to purchase up to an additional              shares of our common stock from us at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment in U.S. dollars in New York, New York on                     , 2008.

Goldman Sachs (Asia) L.L.C.	Morgan Stanley	Deutsche Bank Securities

                    , 2008

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

OUR BUSINESS

We are a leading infant formula company in China. We produce, market and sell our products under “Sheng Yuan,” or “Synutra,” our master brand, and several sub-brands, including “Super,” “U-Smart” and “U-Strong.” In 2007, we were the fourth largest infant formula producer in terms of sales in China among all domestic and multinational producers, and the second largest among all domestic PRC producers, according to data reported by the PRC National Commercial Information Center, or CIC, an entity affiliated with the PRC General Chamber of Commerce responsible for collecting retail sales data.

We focus on premium infant formula products, as well as more affordable infant formulas targeting the mass market and other nutritional products and ingredients. We sell our products through an extensive nationwide sales and distribution network covering 29 provinces and provincial-level municipalities in China. As of December 31, 2007, this network comprised 370 distributors and approximately 700 sub-distributors who sell our products in over 57,700 retail outlets. Our extensive sales and distribution network, combined with our strong customer service and infant nutrition education programs, has helped us build brand recognition and customer loyalty in our primary markets, which, prior to 2007, mainly comprised small to mid-size cities and rural areas in China. By leveraging our strong brand recognition in our primary markets, we have begun to expand into many of China’s major urban centers, which have historically been dominated by several large multinational firms.

Quality and safety are of primary importance to us. We have established quality control and food safety management systems for all stages of our business, including raw material sourcing, and production, packaging, storage and transportation of our products. We currently operate four raw milk processing facilities located in the provinces of Heilongjiang, Hebei and in the Inner Mongolia Autonomous Region, or Inner Mongolia, in China representing total installed capacity of over 40,000 tons per year as of March 31, 2008. We have one central packaging and distribution facility in Qingdao, Shandong province, China with installed capacity of over 82,000 tons per year as of March 31, 2008. To meet the increased demand and to provide a broader portfolio of high-quality products, we are expanding our processing and packaging capacity and upgrading our equipment, including the addition of new dry-mixing equipment at our Qingdao facility. We expect to complete these projects prior to March 31, 2009, which will increase our total installed raw milk processing capacity to 75,000 tons per year and total installed packaging capacity to over 82,000 tons per year. Moreover, we have two new facilities under construction in Inner Mongolia and Shandong province, both of which are expected to commence commercial operation prior to March 31, 2009. We expect to use these two new facilities to produce nutritional food products and nutritional ingredients. We also plan to open a new research and development facility in Beijing, which we expect to be operational by late 2010.

Our net sales for the nine months ended December 31, 2007 grew by 68.1% to $253.9 million from $151.0 million for the nine months ended December 31, 2006. Our gross profit for the nine months ended December 31, 2007 grew by 83.9% to $134.3 million from $73.0 million for the nine months ended December 31, 2006. Our net income for the nine months ended December 31, 2007 grew by 66.4% to $26.3 million from $15.8 million for the nine months ended December 31, 2006.

OUR INDUSTRY

China’s infant formula industry is projected to continue to grow over the next several years. According to an October 2007 report by Euromonitor International, an independent market research firm, infant formula products (including standard milk formula, follow-on milk formula, toddler milk formula and special baby milk formula) had a total sales value of RMB15.8 billion ($2.2 billion) in 2006. It was expected to grow by 28.2% to RMB20.3 billion ($2.8 billion) in 2007, and to further grow to RMB52.3 billion ($7.2 billion) in 2012, representing a compound annual growth rate, or CAGR, of 20.8% between 2007 and 2012.

The growth of China’s infant formula market has been, and is expected to continue to be, driven by growing acceptance and increasing affordability of infant formula products in China, the greater awareness of the nutritional value of infant formula, and the growing population of working mothers that rely on infant formula as a supplement or substitute for breast milk. We believe that demand in China for premium infant formula products has increased, in particular due to increasing brand awareness, growing affluence of consumers in China and perceived nutritional value associated with premium brands. Although China’s infant formula market, and in particular the high-end market, has been traditionally dominated by multinational producers, in recent years some domestic brands, including Synutra, have been successful in building their brand image and gaining market share, challenging the competitive position of multinational brands. We believe that given the growth opportunities of China’s infant formula industry, we are well-positioned to achieve market leadership among both domestic and multinational competitors.

OUR COMPETITIVE STRENGTHS

We believe that the following competitive strengths enable us to compete effectively in and capitalize on growth of the infant formula market:

•	extensive nationwide sales and distribution network;

•	leading brand with strong name recognition and customer loyalty;

•	broad product offerings and strong product development capabilities;

•	established raw material procurement network;

•	emphasis on quality control and food safety; and

•	experienced management team with a strong track record.

OUR BUSINESS STRATEGIES

As a leading infant formula company in China, we believe we are well positioned to capture future industry growth in China. We intend to continue to focus on China’s rapidly growing market for infant formula and related products, such as nutritional products for infants, children, pregnant women and nursing mothers, with the ultimate goal to achieve market leadership among both domestic and multinational competitors. To achieve this we are implementing the following strategies:

•	further expand our market share in our primary markets;

•	pursue selective expansion into many of China’s major urban centers;

•	further strengthen our brand recognition and image;

•	continue to optimize our product lines and develop new products and services, with a focus on premium product lines; and

•	continue to maintain our high product quality standards and strengthen our supply chain.

OUR CHALLENGES

We believe that the following are some of the major risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects:

•

our dependence upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, particularly as they relate to the health and safety of infants and children;

•	our ability to respond timely and effectively to possible market crises affecting our products;

•	our ability to acquire raw materials in sufficient quantity, and at quality levels meeting our stringent standards and on commercially competitive terms; and

•

our ability to address deficiencies with our internal control over financial reporting that have impacted our ability to produce timely and compliant financial statements and in 2007 resulted in our having to restate our financial statements for certain prior periods.

OUR CORPORATE STRUCTURE AND HISTORY

We are a Delaware holding company and conduct substantially all of our business through our nine operating subsidiaries in China. We own all or nearly all of the equity in our nine operating subsidiaries, directly or indirectly, through Synutra, Inc., or Synutra Illinois, an intermediate holding company. Synutra Illinois was incorporated in Illinois in 2000 and has no other significant assets or operations of its own.

We began our business operations in China in 1998 through Qingdao Sheng Yuan Dairy Co., Ltd. Subsequently, in a series of related transactions between 2003 and 2005, Synutra Illinois, an entity that was controlled by Liang Zhang, our founder, chief executive officer and chairman, acquired all the interest in our operating subsidiaries in China. On July 15, 2005, through a reverse acquisition transaction, that entity was acquired by Vorsatech Ventures, Inc., or Vorsatech, which became the reporting entity of our business. We subsequently changed the name of the reporting entity to Synutra International, Inc. See “Corporate Structure and History.”

In July 2005, we changed our fiscal year end from December 31 to March 31 beginning with the fiscal year ended March 31, 2005. This change was intended to simplify communication with stockholders and enables the reporting of our financial results in a timeframe consistent with Vorsatech. Due to this change of fiscal year end, we established a three month transition period from January 1 through March 31, 2005. The results from this time period are referred to throughout this prospectus as “T 2005” or the “transition period.”

OUR CORPORATE INFORMATION

Our principal executive offices are located at 2275 Research Blvd., Suite 500, Rockville, Maryland 20850, and our telephone number is (301) 840-3888. Our Internet website address is www.synutra.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional              shares of our common stock.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our,” and “Synutra” refer to Synutra International, Inc., and its consolidated subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “ton” or “tons” are to “tonne” or “metric ton;”

•	all references to “Renminbi” or “RMB” are to the legal currency of China; and

•	all references to “U.S. dollars,” “dollars,” or “$” are to the legal currency of the United States.

Amounts may not always add to the totals due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2007, which was RMB7.3046 to $1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On April 10, 2008, the noon buying rate was RMB6.9910 to $1.00.

The Offering

Common stock offered by Synutra	shares

Common stock outstanding after this offering	shares

Underwriters’ option	We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to an additional shares of common stock from us at the public offering price, less underwriting discounts and commissions. See “Underwriting.”

Dividends	We have never paid dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and do not anticipate paying any cash dividends in the foreseeable future. We are party to a loan agreement that restricts our ability to pay dividends, and may enter into agreements in the future that restrict our ability to make distributions to stockholders. See “Dividend Policy.”

Voting rights	The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (approximately $ million if the underwriters exercise their option in full), assuming an offering price of $ per share of common stock, after deducting underwriting discounts and commissions and our estimated offering expenses. We currently anticipate that we will use the net proceeds we receive from the offering substantially as follows:

•	approximately $ million for construction and expansion of production facilities and production lines, and construction of a new research and development facility in Beijing; and

•	approximately $ million to fund advertising, promotion and marketing.

We intend to use the remaining net proceeds for other general corporate purposes, including potential acquisitions of or investments in complementary businesses.

See “Use of Proceeds” for additional information.

Nasdaq Global Select Market symbol	“SYUT”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Lock-up	We, our directors and executive officers, and our principal stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares of our common stock for a period of 180 days from the date of this prospectus. See “Underwriting.”

Summary Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data for the fiscal years ended March 31, 2006 and 2007, and the nine months ended December 31, 2006 and 2007. The summary historical consolidated financial data for the fiscal years ended March 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary historical consolidated financial data for the nine months ended December 31, 2006 and 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. We have restated our consolidated financial statements as of and for the fiscal years ended March 31, 2006 and 2007. See “Risk Factors—Risks Related to Our Business—We have experienced certain weaknesses and deficiencies with our internal control over financial reporting. Among other things, these deficiencies have made it necessary for us to restate certain of our financial statements in the recent past. Any further failure to accurately report our financial results, including any resulting restatement, could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock, or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market,” “Risk Factors—Risks Related to Our Business—The deficiencies we have experienced with our internal control over financial reporting have caused our management and our independent registered public accounting firm to find that we have material weaknesses in our internal control environment. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or detect fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods.

This summary historical consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2006 (as restated)	2007 (as restated)	2006 (as restated)	2007
	($ in thousands, except earnings per share data)
Summary Consolidated Statement of Operations:
Net sales	132,289	216,605	151,039	253,899
Cost of sales	76,653	109,900	78,039	119,633

Gross profit	55,636	106,705	73,000	134,266
Total operating expenses:
Selling and distribution expenses	15,494	25,561	20,330	26,191
Advertising and promotion expenses	20,908	52,322	29,953	59,428
General and administrative expenses	5,896	7,031	4,440	12,489

Total operating expenses	42,298	84,914	54,723	98,108

Income from operations	13,338	21,791	18,277	36,158
Interest expense	1,784	1,896	1,319	6,156
Interest income	238	356	231	1,539
Other income (expense), net	690	1,219	356	(587)

Income before provision for income tax	12,482	21,470	17,545	30,954
Provision for income tax	1,446	1,596	1,733	4,634

Net income before minority interests	11,036	19,874	15,812	26,320
Minority interests	1	—	—	5

Net income attributable to stockholders	11,035	19,874	15,812	26,315

Earnings per share—basic	0.23	0.40	0.32	0.50
Earnings per share—diluted	0.23	0.40	0.32	0.49

	As of March 31,		As of December 31, 2007
	2006 (as restated)	2007 (as restated)	Actual	As Adjusted(1)
	($ in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	5,677	20,836	90,575
Working capital	(14,269)	(8,281)	106,923
Total assets	83,009	127,271	254,482
Total long-term liabilities	—	4,138	39,829
Total stockholders’ equity	20,951	42,701	143,867

(1)	As adjusted to reflect the sale of shares of common stock by us in this offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional shares.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section entitled “Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

RISKS RELATED TO OUR BUSINESS

We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, particularly as they relate to the health and safety of infants and children. Any ill effects, product liability claims, recalls, adverse publicity or negative public perception regarding particular ingredients or products or our industry in general, or stemming from counterfeiting or other substandard imitations, could harm our reputation, result in costly and damaging litigation and materially and adversely affect our results of operations.

We sell products for human consumption, which involves risks such as product contamination or spoilage and product tampering. We may be subject to liability if the consumption of any of our products causes injury, illness or death. Adverse publicity or negative public perception regarding particular ingredients, our products, our actions relating to our products, or our industry in general could result in a substantial drop in demand for our products. This negative public perception may include publicity regarding the safety or quality of particular ingredients or products in general, of other companies or of our products or ingredients specifically. Negative public perception may also arise from regulatory investigations or product liability claims, regardless of whether those investigations involve us or whether any product liability claim is successful against us.

We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies. In the past, there have been occurrences of counterfeiting and imitation of products in China that have received widespread publicity. We cannot guarantee that counterfeiting or imitation of our or similar products will not occur in the future or that we will be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could negatively impact our corporate and brand image or consumers’ perception of our products or similar nutritional products generally, particularly if the counterfeit or imitation products cause injury or death to consumers. For example, in April 2004, sales of counterfeit and substandard infant formula in Anhui, China caused the deaths of 13 infants as well as harming many others. Although this incident did not involve the counterfeiting of our products, it caused significant negative publicity for the entire infant formula industry in China. The mere publication of information asserting that infant formula ingredients or products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported or have anything to do with our products or the raw materials used in our products.

In addition, we will voluntarily recall products in the event of contamination or damage. Regardless of the reason for such product recall, any negative publicity regarding a voluntary recall could also have a material adverse effect on us. Any adverse publicity related to powdered infant formula products may also result in increased regulatory scrutiny of our industry. Moreover, in times of such possible market crisis involving any of our products, our management may not be able to respond to such events in a timely and effective manner. Failure by our management to respond quickly and appropriately to any quality control issues or customer complaints could have a material adverse effect on our results of operations and financial condition. Any ill effects, product liability claims or recalls, adverse publicity or negative public perception regarding particular ingredients or products or our industry in general could harm our reputation, result in costly and damaging litigation and materially and adversely affect our results of our business and operations.

If we fail to obtain raw materials in the quantity and the quality we need, and at commercially acceptable prices, our results of operations, financial condition and business prospects would be materially and adversely affected.

Our business requires certain key raw materials, such as raw milk and whey protein powder. We may experience a shortage in the supply of certain raw materials in the future, which could materially and adversely affect our production and results of operations. We do not have guaranteed supply contracts with any of our raw material suppliers, and some of our suppliers may, without notice or penalty, terminate their relationship with us at any time. We also rely on a small number of suppliers for some of our raw materials, such as whey protein powder. If any supplier is unwilling or unable to provide us with high quality raw materials in required quantities and at acceptable prices, we may be unable to find alternative sources or at commercially acceptable prices, on satisfactory terms, in a timely manner, or at all. Our inability to find or develop alternative sources could result in delays or reductions in production, product shipments or a reduction in our profit margins. Moreover, these suppliers may delay material shipments or supply us with inferior quality raw materials that may adversely impact the timely delivery or the quality of our products. If any of these events were to occur, our product quality, competitive position, reputation and business could suffer.

In addition, some of the raw materials used in our business are imported, such as whey protein powder. Our imported raw materials are subject to various PRC governmental permit requirements, approval procedures and import duties, and may also, from time to time, be subject to export controls and other legal restrictions imposed by foreign countries. Should the PRC government refuse to issue the necessary permits or approvals to us or our suppliers, or take any administrative actions to limit imports of certain raw materials, or if we or our suppliers fail to pay any required import duties, or if governmental agencies or laws of foreign countries prevent the timely export of certain raw materials we require to China, our ability to produce and sell our products in China could be materially and adversely affected. In addition, import duties increase the cost of our products and may make them less competitive.

We depend on raw milk to produce our dairy-based nutritional products. Any interruption in our supply of raw milk could materially and adversely affect our results of operations, financial condition and business prospects.

We purchase most of our raw milk from individual dairy farmers and cooperatives without long-term contractual arrangements. Our raw milk supply is limited by the ability of the individual dairy farmers and cooperatives to provide raw milk in the amount and quality to meet our requirements. Raw milk production is, in turn, influenced by numerous factors beyond our control such as: (1) seasonal factors, with dairy cows generally producing more milk in temperate weather as opposed to cold or hot weather and extended unseasonably cold or hot weather potentially leading to lower than expected production; (2) environmental factors, with the volume and quality of milk produced by dairy cows closely linked to the quality of the nourishment provided by the environment around them; and (3) impact of governmental agricultural and environmental policy, with government grants, subsidies, provision of land, technical assistance and other agricultural and environmental policies having a direct effect on the viability of individual dairy farmers and dairy cooperatives, and the numbers of dairy cows and quantities of milk they are able to produce. Individual dairy farmers bring their cattle to collection stations owned by us or third parties. In order to meet our projected needs, we expect that we will need to continue to increase the number of milk collection centers from which we source our raw milk. We cannot assure you that we will be able to establish relationships with additional milk collection centers or that there will be sufficient supplies of raw milk from individual dairy farmers and cooperatives to be provided to any milk collection centers. Any interruption in our supply of raw milk could materially and adversely affect our results of operations, financial condition and business prospects.

Our results of operations may be affected by fluctuations in availability and price of raw materials.

The raw materials we use are subject to price fluctuations due to various factors beyond our control, including increasing market demand, inflation, severe climatic and environmental conditions, commodity price fluctuations, currency fluctuations, changes in governmental and agricultural regulations and programs and other factors. For instance, the price of raw milk in China rose by approximately 55.0% in 2007 due to various factors, including rising production costs. We expect that our raw material prices will continue to fluctuate and be affected by inflation in the future. Changes to our raw materials prices may result in increases in production and packaging costs, and we may be unable to raise the prices of our products to offset these increased costs in the short-term or at all. As a result, our results of operations may be materially and adversely affected.

Any major outbreak of illness or disease relating to cows in China could lead to significant shortfalls in the supply of our raw milk and could cause consumers to avoid dairy products, which could result in substantial declines in our sales and possibly serious losses.

A major outbreak of any illness or disease in cows in China could lead to a serious loss of consumer confidence in, and demand for, dairy products. A major outbreak of mad cow disease (bovine spongiform encephalopathy), bovine tuberculosis, or bovine TB, or other serious disease in the principal regions supplying our raw milk could lead to significant shortfalls in the supply of our raw milk. Limited cases of bovine TB have occurred in several parts of China in the past. Furthermore, adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying dairy products or cause production and delivery disruptions. If consumers generally were to avoid our products, our sales would decline substantially and we could suffer serious losses.

We may experience problems with product quality or product performance, or the perception of such problems, which could adversely affect our reputation or result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our operating results depend, in part, on our ability to deliver high quality products on a timely and cost-effective basis. Our quality control and food safety management systems are complex. For example, there are over 1,100 quality control points throughout the whole production process. If the quality of any of our products deteriorated, it could result in delays in shipments, cancellations of orders or customer returns and complaints, loss of goodwill, and harm to our brand and reputation. In addition, we purchase a portion of our milk powder from third-party producers. We may be unable to exercise the same degree of quality control over these third-party production facilities as we can over our own facilities. Any quality problems associated with the milk powder produced by these third-party producers may also lead to adverse publicity against us and our products, adversely affecting our reputation and causing a decrease in sales of our products and a loss of market share.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

As with other infant formula producers, we are also exposed to risks associated with product liability claims if the consumption of infant formula products we sell results in injury or death. We cannot predict what impact such product liability claims or resulting negative publicity would have on our business or on our brand image. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties.

Our sales, results of operations, brand image and reputation could be materially and adversely affected if we fail to efficiently manage our operations without interruption, or fail to ensure that our products are delivered on time.

Our business requires successful coordination of several sequential and complex processes, the disruption of any of which could interrupt our operations and materially and adversely affect our relationships with our distributors, sub-distributors and end-customers, our brand name and reputation, and our financial performance. Our operations involve the coordination of raw material sourcing from third parties, internal production processes and external distribution processes. We may face difficulties in coordinating the various aspects of our production processes, resulting in downtime and delays. We have also been steadily increasing our production capacity and have limited experience operating at these higher production volume levels.

In addition, we may encounter interruptions in our production processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or natural disasters. If there is a stoppage in production at any of our facilities, even if only temporary, or delays in deliveries to our customers, our business and reputation could be severely affected. Along with many other producers of dairy and consumer products in China, we generally rely on third-party transportation operators and distributors for the delivery of our products. Delivery may be disrupted for various reasons, many of which are beyond our control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted our own distribution network in these parts of China along with many other producers of food and consumer products. In addition, transportation conditions are often generally difficult in some of the regions where we sell our products. We currently do not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of our business operations could severely damage our business.

We rely primarily on third-party distributors and cannot assure you that their marketing and distribution of our products will be effective or will not harm our brand and reputation. Moreover, if we fail to timely identify and appoint additional or replacement distributors as needed, or are unable to successfully manage our distribution network, our operating results could suffer.

We do not sell our products directly to our end customers. Instead, we primarily rely on third-party distributors and sub-distributors for the sale and distribution of our products. We sell our products through an extensive nationwide sales and distribution network covering 29 provinces and provincial-level municipalities in China. As of December 31, 2007, this network comprised 370 distributors and approximately 700 sub-distributors who sell our products in over 57,700 retail outlets. The distributors normally have exclusive distribution rights in their respective regions and cities to distribute our products, and are also responsible for developing the sub-distributors located in their own regions and cities. We typically do not enter into long-term agreements with distributors and have no control over their everyday business activities. In addition, our distributors are not required to exclusively distribute our products. Consequently, our distributors may engage in activities that are prohibited under our arrangements with them, that violate PRC laws and regulations governing the dairy industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation. Due to our dependence on distributors for the sale and distribution of our products to retail outlets, any one of the following events could cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our distributors;

•	selection or increased sales by our distributors of our competitors’ products; and

•	our failure to timely identify and appoint additional or replacement distributors upon the loss of one or more of our distributors.

We currently enjoy a number of favorable arrangements with most of our distributors, such as up-front cash payment prior to our delivery of products to them. The competition for distributors is intense in our industry in China and many of our competitors are expanding their distribution networks in China. We may not be able to compete successfully against the larger and better-funded sales and marketing operations of some of our current or potential competitors, especially if these competitors provide more favorable arrangements for distributors. As a result, we may lose some of our distributors to our competitors, which may cause us to lose some or all of our favorable arrangements with such distributors and may even result in the termination of our relationships with some of our distributors. While we do not believe we are substantially dependent upon any individual distributor, finding replacement distributors could be time-consuming and any resulting delay may be disruptive and costly to our business. In addition, we may not be able to successfully manage our distributors and the cost of any consolidation or further expansion of our distribution network may exceed the revenue generated from these efforts. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore materially harm our financial condition and results of operations.

We maintain inventories of raw materials and finished products, and our inventories may spoil.

Most of our finished products have an average shelf life of 18 to 24 months. Our raw materials, excluding raw milk, have an average shelf life of 12 months. Our inventory levels are based, in part, on our expectations regarding future sales. While we do not currently maintain large inventory levels for long periods, we may in future periods experience inventory buildup if our sales slow for any reason. Any significant shortfall in sales may result in higher inventory levels of raw materials and finished products than we require, thereby increasing our risk of inventory spoilage and corresponding inventory write-downs and write-offs, which may materially and adversely affect our results of operations.

Our results of operations and business prospects may be impaired by changing consumer preferences if we do not develop and offer products to meet changing preferences.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and nutritional needs of our customers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing costs. If our products fail to meet consumer preferences, then our strategy to grow sales and profits with new products will be less successful.

More mothers may breastfeed their babies rather than use our products, resulting in reduced demand for our products and adversely affecting our revenues.

Our results of operations are affected by the number of mothers who choose to use our products rather than breastfeeding their babies. Much publicly available data suggests that breastfeeding has many health benefits for the baby that cannot be replicated by dairy-based infant formula products. Additionally, popular literature, cultural pressure, government policies and medical advice in China generally advocate the benefits of breastfeeding. For example, on August 1, 2007, China’s Ministry of Health issued an Infant Feeding Strategy which announced the protection and promotion of and support for breastfeeding and requested all local relevant departments to publicize the benefits of breastfeeding through broadcasting, television and newspapers during World Breastfeeding Week, which took place in early August 2007. Thus, to the extent that private, public and government sources increasingly advocate that mothers breastfeed their babies, there could be a reduced demand for our products and our revenues could be adversely affected.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

We plan to increase our annual production capacity to meet an expected increase in demand for our products. Our decision to increase our production capacity was based in part on our projections of increases in our sales volume and growth in the size of the infant formula product market in China. If actual customer demand does not meet our projections, we will likely suffer overcapacity problems and may have to leave capacity idle, which may reduce our overall profitability and adversely affect our financial condition and results of operations. Our future success depends on our ability to expand our business to address growth in demand for our current and future products. Our ability to add production capacity and increase output is subject to significant risks and uncertainties, including:

•

the availability of additional funding to expand our production capacity, build new processing and packaging facilities, make additional investments in our subsidiaries, acquire additional businesses or production facilities, purchase additional fixed assets and purchase raw materials on favorable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and suppliers of raw materials;

•	failure to maintain high quality control standards;

•	global or local shortage of raw materials, such as raw milk or whey protein powder;

•	our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

As our business grows, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting functions, and improvements to our record keeping and contract tracking system. We will need to respond to competitive market conditions and continue to enhance existing products and develop new products, and retain existing customers and attract new customers. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with our current and future customers, suppliers, distributors and other third parties, and there is no guarantee that we will succeed.

If we encounter any of the risks described above, or are otherwise unable to establish or successfully operate additional production capacity or to increase production output, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability, and our business, financial condition, results of operations and prospects may be adversely affected.

Our planned expansion into many of China’s major urban centers may be costly, time-consuming and difficult. If we do not successfully expand into such markets, our results of operations and prospects would be materially and adversely affected.

Our future success is significantly dependent upon our ability to successfully expand into many of China’s major urban centers. To further promote our brand and generate demand for our products in such markets, we expect to significantly increase spending on marketing and promotion. We may be unable to attract a sufficient number of distributors with the experience and ability to penetrate these markets, and our selected distributors may not be suitable for selling our products in these markets for other reasons. We may also fail to attract new customers in such markets who may have less familiarity with our brand and products. Furthermore, we may fail to anticipate and address competitive conditions in these new markets that are different from those in our existing primary markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our results of operations and prospects would be materially and adversely affected.

Part of our strategy involves the development of new products, and if we fail to timely develop new products or we incorrectly gauge the potential market for new products, our financial results will be adversely affected.

We plan to utilize our in-house research and development capabilities to develop new products that could become new sources of revenue for us in the future and help us to diversify our revenue base. Our annual research and development budget has increased each year and is expected to continue to do so in the future. In addition, we plan to open a research and development center in Beijing. Our future research and development efforts will be focused on expanding our product offerings beyond dairy-based nutritional products and into new products such as nutritional food bars. If we fail to timely develop these and other new products or if we miscalculate market demand for the new products that we develop, we may not be able to grow our sales revenue at expected growth rates and may incur expenses and capital expenditure costs relating to the development of new products that are not offset by the sales they generate.

We operate in a competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

The market for pediatric nutritional products is competitive, and we believe that competition in this market will continue to intensify. We believe that the principal competitive factors in our markets are brand recognition, perceived quality, advertising, formulation, packaging, and price. We face significant competition from a number of competitors, including multinational companies, such as Abbot Laboratories’ Ross Products Division, Mead Johnson, Nestle, Numico and Wyeth, and domestic companies, such as Sanlu, Yashili and Yili. See “Business—Competition.” Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale in financial, sales and marketing, production, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers and more advanced processes and technologies. Furthermore, consolidation among industry participants in China may potentially result in stronger domestic competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to compete successfully in our markets, we will need to develop new products and enhance our product offerings while maintaining price competitiveness. If and to the extent we fail to develop new products that differentiate us from our competitors, we may need to compete largely on price, which may cause our operating margins to decline. Our inability to compete successfully against competitors and pricing pressures could result in lost customers, loss of market share and reduced operating margins, which would adversely impact our results of operations.

If we grant employee stock options and other stock-based compensation in the future, our stock-based compensation expense will increase, which would adversely affect our results of operations.

Prior to this offering, we have not had any stock-based compensation plans and thus have not been required to reflect any such expenses in our results of operations. We intend to adopt a stock incentive plan, which we believe will be important to attract and retain key personnel. We will be required to account for compensation costs for all stock options, including stock options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with Statement of Financial Accounting Standard No. 123-R, which may have a material adverse effect on our results of operations.

We have experienced certain weaknesses and deficiencies with our internal control over financial reporting. Among other things, these deficiencies have made it necessary for us to restate certain of our financial statements in the recent past. Any further failure to accurately report our financial results, including any resulting restatement, could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock, or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market.

Due to certain weaknesses and deficiencies in our internal control over financial reporting, we were required to restate our financial statements for the fiscal years ended March 31, 2006 and 2007, for the year ended December 31, 2004, for the transition period for the three months ended March 31, 2005 and for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 to: (i) reclassify certain line items; (ii) revise our accounting treatment of a certain government grant; (iii) correct cut-off errors in recording certain revenues and expenses; and (iv) revise our disclosures regarding an aborted acquisition and our share ownership in one of our subsidiaries. In January 2008, we determined to restate our prior financial statements again to correct the presentation of our financial statements to show a transition period, to appropriately allocate certain expenses, and to include a schedule for parent only financials. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

Although we have taken steps to address the deficiencies in our internal control over financial reporting, any failure to establish an effective system of internal control over financial reporting or failure to implement effectively required new or improved controls could cause us to fail to provide accurate financial statements, which may require restatements in the future. Any such failure could cause investors to lose confidence in our reported financial information, have a negative effect on the trading price of our common stock or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market.

The deficiencies we have experienced with our internal control over financial reporting have caused our management and our independent registered public accounting firm to find that we have material weaknesses in our internal control environment. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or detect fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock.

In connection with the review of our financial statements for the three months ended June 30, 2007 and September 30, 2007, our independent registered public accounting firm and our management identified two material weaknesses and five significant deficiencies. A material weakness is defined by the Public Company Accounting Oversight Board, or PCAOB, as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is defined by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Our material weaknesses related to:

•

deficiencies in the design and operation of our internal control over the financial closing and reporting process as evidenced by, among others, the inadequate state of our financial records, our lack of sufficient personnel with appropriate knowledge, experience and training in US GAAP, and the lack of clear organization and an accountability structure in our internal accounting function; and

•	our lack of a comprehensive process to implement, regularly monitor and document antifraud programs and controls with respect to financial accounting.

The significant deficiencies related to:

•	our granting of excessive user access to critical accounting functions;

•	our failure to maintain a high level of security within our computer operating systems and applications;

•	our defective security policies and procedures with respect to our computer servers;

•	our failure to maintain information technology backup data and deficiencies in our business continuity planning; and

•	our failure to adequately manage changes in our information technology infrastructure.

Most recently, our independent registered public accounting firm and our management identified one material weakness and four significant deficiencies with our internal controls and internal audit mechanisms in connection with their review of our financial statements for the three months ended December 31, 2007. The material weakness related to the inadequate independence of our internal audit personnel and the lack of competent personnel and resources, and the fact that we did not perform systematic risk assessment for the development of our internal audit plan.

The four significant deficiencies related to:

•	lack of management oversight to ensure related party transactions are completed under existing commercial terms;

•	inadequate segregation of staff’s duties (for example, our staff accountants could both handle cash and prepare and review journal entries);

•	our lack of formal policies and procedures to ensure that sales return information was promptly communicated to our finance personnel or formal procedures for the accrual of sales rebates; and

•	our improper grant of access to our sales and distribution system to users who did not have business need for such access.

Moreover, our chief executive officer and chief financial officer reviewed and evaluated the effectiveness of our disclosure controls and procedures, of which internal control over financial reporting forms an integral part, as of June 30, September 30 and December 31, 2007, and identified the following material weaknesses:

•

we did not maintain a sufficient complement of personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of US GAAP commensurate with our complex financial accounting and reporting requirements and low materiality thresholds;

•

we did not have effective controls to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis; and

•

our internal audit function was not adequately staffed, and did not have a robust risk assessment process in place to regularly monitor and document the procedures, programs and controls related to our financial reporting.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

Due to these material weaknesses and significant deficiencies in our internal control over financial reporting—as evidenced by the significant number and magnitude of out-of-period adjustments identified during the year-end and period-end closing process and the resulting restatements—we previously concluded in our prior SEC filings that our disclosure controls and procedures were not effective at the reasonable assurance level, and that investors should not rely on our prior financial statements.

Any failure to rectify our prior material weaknesses and deficiencies and establish an effective system of internal control over financial reporting could cause our management or our independent registered public accounting firm to be unable to conclude that our internal control over financial reporting is effective, which could result in a loss of investor confidence. Moreover, the continued lack of effective internal control over financial reporting could cause us to fail to provide accurate financial statements or fail to meet our reporting obligations, either of which could cause investors to lose confidence in our reported financial information, have a negative effect on the trading price of our common stock or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, result in a loss of investor confidence in our financial reporting and a lower trading price of our common stock.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every company that files reports with the SEC to include a management report on such company’s internal controls over financial reporting in its annual report. In addition, our independent registered public accounting firm must attest to our internal control over financial reporting. If our internal controls are not designed or operating effectively as required by Section 404 of the Sarbanes-Oxley Act of 2002, our independent registered public accounting firm may disclaim an opinion relating to the effectiveness of our internal controls or issue an adverse opinion on the effectiveness of our internal controls. For example, if it is determined that we were unable to remediate any material weaknesses by March 31, 2008, our independent registered public accounting firm would be required to issue an adverse opinion on our internal controls. If our independent registered public accounting firm disclaims an opinion as to the effectiveness of our internal controls, or if they render an adverse opinion due to one or more material weaknesses in our internal controls, then investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to raise capital in the future.

Our success depends to a substantial degree upon our senior management and key personnel, and our business operations may be significantly and negatively affected if we fail to attract and retain highly competent senior management and key personnel.

Our future success depends substantially on the continued services of our key personnel including, particularly, Liang Zhang, our chairman and chief executive officer. We rely substantially on their experience in the dairy and nutritional products industry, similar business operations and sales and marketing and on their relationships and ability to work with our suppliers and distributors and other customers. If we lose the services of one or more of these key personnel, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers and key personnel, which could severely disrupt our business and growth. We do not maintain key-man life insurance for any of our key personnel.

In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our distributors. We have entered into employment agreements with each of these key personnel, which contain confidentiality and non-competition provisions. Moreover, if any disputes were to arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions would be and the extent to which these court decisions could be enforced in China, where most of these key personnel reside and hold some of their assets. See “Risks Associated with Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for experienced management and research and development personnel in China is intense, and the availability of experienced, suitable and qualified candidates is limited. Competition for these individuals may require us to pay higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Liang Zhang’s association with other businesses could impede his ability to devote sufficient time to our business and could present potential conflicts of interest.

Liang Zhang, our founder, chairman, chief executive officer and principal beneficial stockholder, controls several other companies, including Beijing Honnete Dairy Co., Ltd., or Honnete, a supplier of whey protein powder in China. Liang Zhang devotes most of his time to our affairs and the remainder of his time to the affairs of the other companies. Liang Zhang’s decision-making responsibilities for these other companies are similar in the areas of public relations, risk management and strategic planning. As a result, conflicts of interest may arise from time to time and we cannot assure you that they will be resolved in our favor. Additionally, even though Liang Zhang devotes most of his time to our affairs and is further accountable to us and our stockholders as a fiduciary, which requires that he exercise good faith and due care in handling our affairs, we cannot assure you this will always be the case and his existing responsibilities to other businesses and entities may limit the amount of time he can spend on our affairs.

Our chairman and chief executive officer, Liang Zhang, beneficially owns a substantial amount of our common stock and will have significant influence over our corporate affairs.

Our founder, chairman and chief executive officer, Liang Zhang, beneficially owns approximately 66.67% of our outstanding common stock through a company owned by his wife as of the date of this prospectus, and following this offering will beneficially own approximately             % of our outstanding common stock, or             % if the underwriters exercise in full their option to purchase additional common stock. Accordingly, Liang Zhang will be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our certificate of incorporation.

The decisions of Liang Zhang may conflict with our interests or the interests of our other stockholders.

We may not succeed in identifying suitable acquisition targets, which could adversely affect our ability to expand our operations and service offerings and enhance our competitiveness.

We have pursued and may in the future pursue strategic acquisition opportunities to increase our scale and geographic presence and expand the number of our product offerings. However, we may not be able to identify suitable acquisition or investment candidates, or, even if we do identify suitable candidates, we may not be able to complete those transactions on terms commercially favorable to us or at all, which could adversely affect our competitiveness and our growth prospects.

If we acquire other companies in the future, we could face the following risks:

•	difficulty in assimilating the target company’s personnel, operations, products, services and technology into our operations;

•	the presence of unforeseen or unrecorded liabilities;

•	entry into unfamiliar markets;

•	inability to generate sufficient revenues to offset acquisition costs; and

•	tax and accounting issues.

Many recently joined employees may decide not to work with us or to leave shortly after joining our company. These difficulties could disrupt our ongoing business, distract our management and current employees and increase our expenses, including write-offs or impairment charges. Acquired companies also may not perform to our expectations for various reasons, including the loss of key personnel, key distributors, key suppliers or key customers, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired businesses or realize the expected benefits, we may lose the return on the investment in these acquisitions or incur additional transaction costs and our operations may be negatively impacted as a result. Further, any acquisition or investment that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect our competitiveness, our growth prospects, and the value of our common stock.

Our business is capital intensive and our growth strategy may require additional capital that may not be available on favorable terms or at all.

We have, in the past, entered into loan agreements and common stock purchase agreements in order to raise additional capital. Our business requires significant capital and although we believe that our current cash, cash flow from operations and the proceeds from this offering will be sufficient to meet our present and reasonably anticipated cash needs, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Due to our rapid growth in recent years, our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in net sales for the fiscal year ended March 31, 2007 to $216.6 million, from $132.3 million for the prior fiscal year, and our growth in sales revenue for the nine months ended December 31, 2007 to $253.9 million, from $151.0 million for the same period in the previous year. We may not be able to achieve similar growth in future periods, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. For example, our growth rate may be affected by an overall slowing of the birth rate in China. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We also purchase milk powder from third-party producers and any disruption in this source of milk powder could materially and adversely affect our business and results of operations.

We also purchase milk powder from third-party producers. Approximately 16% of our milk powder was produced by third-party producers for the nine months ended December 31, 2007. All of this third-party production is currently performed by only two third-party producers in two different locations. While these arrangements help us manage operating costs and address production capacity constraints, they also reduce our direct control over a portion of our production. As our third-party producers are not legally obligated to supply us with milk powder, we cannot assure you that they will always meet our demand. They may encounter capacity constraints or may be unable or unwilling to provide us milk powder in required quantities or at acceptable costs. Our inability to find or develop alternate third-party producers, if required, could result in delays or reductions in production and product shipments. Moreover, these third-party suppliers may delay milk powder shipments or supply us with inferior quality milk powder that may adversely impact the timely delivery or the quality of our products.

Failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. We have not registered or applied for protections in China for most of our intellectual property or proprietary technologies relating to the formulations of powdered infant formula that we produce. In order to protect our proprietary technology and processes, we also rely in part on nondisclosure agreements with our employees, licensing partners, third-party producers, consultants, agents and other organizations to which we disclose our proprietary information. The actions we have taken to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. As a result, third parties may use the intellectual property or proprietary technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition and operating results.

PRC intellectual property-related laws and their implementation are still under development. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or many other countries. In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation in a timely manner or at all. Furthermore, any such litigation may be costly and may divert management attention away from our business and cause us to expend significant resources. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

Our success largely depends on our ability to use and develop our know-how and product formulations without infringing upon the intellectual property rights of third parties. We may be subject to litigation involving claims of infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us or may otherwise make it difficult for us to acquire a license on commercially acceptable terms.

There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of raw materials used in our products, our third-party producers, or by companies with which we work in cooperative research and development activities. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time-consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties, which may not be available on reasonable terms or at all;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products, which may be costly, if possible at all; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring, canceling or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our production facilities or insurance that covers the risk of loss of our products in shipment.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry any business interruption insurance, product recall or third-party liability insurance for our production facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defects in our products, product recalls, accidents on our property or damage relating to our operations. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct substantially all of our operations and generate most of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher rate of inflation;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

PRC food hygiene and safety laws may become more onerous, which may adversely affect our operations and financial performance and lead to an increase in our costs which we may be unable to pass on to our customers.

Operators within the PRC dairy industry and infant formula sector are subject to compliance with PRC food hygiene and safety laws and regulations. Such laws and regulations require all enterprises engaged in the production of dairy and infant formula products to obtain a hygiene license. They also set out hygiene standards with respect to food and food additives, packaging and containers, and labeling on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and the sale of food. Failure to comply with PRC food hygiene and safety laws may result in fines, suspension of operations, loss of hygiene license and, in certain cases, criminal proceedings against an enterprise and its management. Although we are in compliance with current PRC food hygiene and safety laws and regulations, in the event that such laws and regulations become more stringent or widen in scope, we may fail to comply with such laws, or if we comply, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Over the past several decades, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and/or the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations. For example, there is a PRC regulation requiring all employees to make contributions to a housing provident fund based on their salary level and their employers to match such contributions. However, many employees are reluctant to make such contributions as they do not perceive such contribution will benefit them, and this regulation has generally not been rigorously enforced. We have allowed our employees to make contributions on a voluntary basis and then match their contributions. However, we cannot assure you that in the future the PRC government will not start to enforce this regulation more rigorously. Although there are no material penalties stipulated in this regulation, if we are found to not be in compliance, we may be required to bring current any past deficiencies, which could adversely affect our financial condition and results of operations.

In addition, our facilities and products are subject to many laws and regulations administered by the PRC State Administration for Industry and Commerce, the PRC State Administration of Taxation, the PRC Ministry of Health and Hygiene Permitting Office, the PRC General Administration of Quality Supervision, Inspection and Quarantine, and the PRC State Food and Drug Administration Bureau relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. Our failure to comply with these and other applicable laws and regulations in China could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our products. It is possible that changes to such laws, more rigorous enforcement of such laws or with respect to our current or past practices, could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

Changes in the regulatory environment for dairy and infant nutrition products in China could negatively impact our business.

The dairy and infant nutrition product industries in China are regulated and regulatory changes may affect both our customers and us. Any changes in regulations that impose additional requirements for construction of new production lines and facilities or expansion of existing facilities will require us to secure additional government approvals for our current production expansion projects. Similarly, additional safety and quality control regulations could impact our costs of production. For example, on March 18, 2008, the PRC National Development and Reform Commission, or NDRC, promulgated the “Access Conditions for Dairy Products Processing Industry,” or the Access Conditions, which became effective on April 1, 2008. The Access Conditions impose new conditions that an entity must satisfy in order to engage, or continue to engage, in the dairy products processing business. For a more detailed description of these requirements, see “Regulation.” Although we believe our existing entities and facilities meet the Access Condition requirements, it is possible that our future expansion plans or the establishment of new entities may fail to meet one or more of the requirements under the Access Conditions in the future. Failure to comply with these or any other changes in regulations affecting our business could have a material adverse effect on our business and our results of operations. In addition, the indirect impact of any such changes could adversely affect our business even if the specific regulations do not directly apply to our products or us.

The PRC government exerts substantial influence over the manner in which we conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in PRC laws and regulations, including those relating to how we conduct our business, taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in PRC properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the PRC Ministry of Commerce, or their respective local branches. These limitations could affect our PRC operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to investment activities by, and holdings in entities outside of China of, PRC residents and citizens, may subject our PRC resident and citizen stockholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.

In October 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents and citizens, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the stockholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC stockholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Many of the terms and provisions in the SAFE notice, and its implementing regulations, remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice have been inconsistent since its adoption. Based on the advice of our PRC counsel, De Heng Law Offices, and after consultation with relevant SAFE officials, we believe our PRC resident stockholders were required to complete their respective SAFE registrations pursuant to the SAFE notice. The local SAFE branch may not accept their applications for SAFE registration until more detailed rules or announcements concerning the penalties for those who failed to make their SAFE registrations are implemented. However, we believe the likely penalties for failure to complete the

SAFE registration will be nominal and there should be no other legal obstacles for our PRC resident stockholders to complete or amend their respective SAFE registrations. Moreover, because of uncertainty over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuations in exchange rates could adversely affect our business and the value of our common stock.

The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and the Renminbi and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although the People’s Bank of China, or PBOC, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long-term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollar appreciated against the Renminbi, our costs may increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer. In addition, to the extent we enter markets outside China in the future, we may be increasingly subject to the risk of foreign currency fluctuations.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in such fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2007, the amount of our restricted net assets was $35.2 million. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The PRC government’s recent measures to curb inflation rates in China could be viewed by investors as adversely affecting future results of operations.

China has faced rising inflation in recent years. In January 2008, the change in China’s Consumer Price Index increased to 7.1% according to the National Bureau of Statistics of China, or the NBS. Recently, the PRC government undertook various measures to alleviate the effects of inflation, especially with respect to key commodities. On January 16, 2008, the PRC National Development and Reform Commission announced national price controls on various products, including milk. Similarly, the PRC government may conclude that the price of infant formula is too high and may institute price controls that would limit our ability to price our product as we might wish. The PRC government has also encouraged local governments to institute price controls on similar products. Such price controls could be viewed by investors as adversely affecting our future results of operations and, accordingly, the price of our common stock.

The PRC government’s recent aid package for dairy farmers in China includes the extension of loan repayment periods for dairy farmer loans, which will extend our exposure under our loan guarantees provided to dairy farmers.

We had previously agreed to guarantee to the Zhangbei Branch of the Agricultural Bank of China certain bank loans in the aggregate of $1.1 million extended to 104 dairy farmers in the Zhangbei area of Hebei province in China. The PBOC and the China Banking Regulatory Commission, or CBRC, recently implemented new favorable policies to aid dairy farmers, including policies mandating the extension of loan repayment dates for bank loans to dairy farmers. These PRC loan repayment extension measures have extended the December 25, 2007 maturity date on various bank loans guaranteed by us to the 104 Zhangbei dairy farmers. Although we are in discussions with the lending bank to determine the extension period for such loans, no agreement regarding the extension has been reached and we continue to be obligated under our loan guarantee provided to the 104 Zhangbei dairy farmers. Although we have allocated a reserve of $0.4 million to cover any potential losses arising from such guarantee, such reserve may not be sufficient to cover the total losses.

Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may disrupt our business and operations.

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. Any prolonged recurrence of an adverse public health development may result in the temporary closure of businesses in China by the PRC government in order to avoid congregation in closed spaces to help prevent disease transmission. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Because the New EIT Law and its implementing rules are new, no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Synutra, Inc. or Synutra International, Inc. is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

In the opinion of our PRC counsel, De Heng Law Offices, CSRC approval is not required for this offering because (i) when the M&A Rule went into effect on September 8, 2006, we were already a public company listed on the OTCBB in the United States; and (ii) the CSRC currently has not issued any definitive rule or interpretation defining whether an offering by companies like us will be subject to its new procedure. However, if the CSRC or another PRC governmental agency subsequently determines that we must obtain CSRC approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take many months. If during or following our offering it is determined that CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of

Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction and in some situations, require approval of the PRC Ministry of Commerce when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. The M&A Rule also requires PRC Ministry of Commerce anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

You may have difficulty enforcing judgments against us.

We are a Delaware holding company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. DeHeng Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR STOCK GENERALLY

The market price of our common stock is volatile, and its value may be depressed at a time when you want to sell your holdings.

The market price of our common stock is volatile, and this volatility may continue. For instance, between April 12, 2007 and April 10, 2008, the price of our common stock, as reported on the markets on which our common stock have traded, ranged between $8.60 and $41.31. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.

In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price for our shares to change substantially.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, the trading market for our common stock will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our common stock or trading volume to decline.

Furthermore, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when you want to sell your interest in us.

Although publicly traded, the trading market in our common stock has been substantially less liquid than the average stock quoted on the Nasdaq Global Select Market, and this low trading volume may adversely affect the price of our common stock.

Although our common stock is traded on the Nasdaq Global Select Market, the trading volume of our common stock has generally been very low. Reported average daily trading volume in our common stock for the three month period ended April 10, 2008 was approximately 11,212 shares. Although we believe that this offering will improve the liquidity for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock. Limited trading volume will subject our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.

Future sales or perceived sales of our common stock could depress our stock price.

All of our executive officers and directors and our principal stockholders have agreed not to sell shares of our common stock for a period of 180 days following this offering, which lock-up may be waived or terminated under specified circumstances at the option of the underwriters. See “Underwriting.” Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. A substantial number of shares of our common stock held by our current stockholders are freely tradable. See “Shares Eligible for Future Sale.” If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. These and similar events or actions could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Certain provisions of our certificate of incorporation may make it more difficult for a third-party to effect a change-of-control.

Our certificate of incorporation authorizes our board of directors to issue up to 20,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third-party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

We may use these proceeds in ways with which you may not agree.

We have considerable discretion in the application of the proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our shares. The net proceeds may also be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to” “may,” “plan,” “should,” “will,” “aim,” “potential,” “continue,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the nutritional products and infant formula industries in China;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to stay abreast of market trends and technological advances;

•	competition in the infant formula industry in China;

•	PRC governmental policies and regulations relating to the nutritional products and infant formula industries; and

•	general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business” and other sections in this prospectus.

The forward-looking statements are made as of the date of this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf.

This prospectus also contains data related to the infant formula industry in China. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the infant formula market may not grow at the rate projected by market data, or at all. In addition, the rapidly changing nature of the infant formula industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, assuming an offering price of $             per share of common stock after deducting underwriting discounts and commissions and our estimated offering expenses.

We currently anticipate that we will use the net proceeds we receive from the offering substantially as follows:

•	approximately $ million for construction and expansion of production facilities and production lines, and construction of a new research and development facility in Beijing; and

•	approximately $ million to fund advertising, promotion and marketing.

We intend to use the remaining net proceeds for other general corporate purposes, including potential acquisitions of or investments in complementary businesses. We do not currently have any agreements or understandings with third parties to make any material acquisitions of, or investment in, other businesses. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been trading on the Nasdaq Global Select Market under the symbol “SYUT” since November 8, 2007. Our common stock was previously quoted on the Over-The-Counter Bulletin Board, or OTCBB, under the trading symbol “SYUT.OB” until April 11, 2007. On April 12, 2007, our common stock was listed on the Nasdaq Global Market and subsequently approved for listing on the Nasdaq Global Select Market on November 8, 2007.

The following table sets forth the high and low bid prices for our common stock on the OTCBB, prior to April 12, 2007 and our common stock on the Nasdaq Global or Global Select Market since April 12, 2007 for the periods indicated. The high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	The OTCBB Bid Price per Share(1)				The Nasdaq Global/Global Select Market Price per Share(2)
	High		Low		High	Low
Fiscal Year Ending March 31, 2009
First Quarter (through April 10, 2008)		N/A		N/A	$30.01	$32.36
Fiscal Year Ended March 31, 2008
Fourth Quarter	$	N/A	$	N/A	$34.01	$22.41
Third Quarter		N/A		N/A	41.31	24.38
Second Quarter		N/A		N/A	31.25	19.81
First Quarter		12.00		11.68	26.50	11.50
Fiscal Year Ended March 31, 2007
Fourth Quarter		$12.51		$10.25	N/A	N/A
Third Quarter		13.00		10.91	N/A	N/A
Second Quarter		12.75		8.60	N/A	N/A
First Quarter		9.00		5.00	N/A	N/A

(1)	Through April 11, 2007.
(2)	From April 12, 2007 forward.

As of April 10, 2008, we had approximately 43 registered stockholders of our common stock on record. This number does not include shares held by brokerage clearing houses, depositories or otherwise in unregistered form or shares held by a custodian for the benefit of our employees. The last reported sale price of our common stock on April 10, 2008 was $31.43 per share.

DIVIDEND POLICY

We have never declared or paid any dividends on shares of our common stock. We intend to retain any future earnings to fund the development and growth of our business, and we do not anticipate paying any dividends in the foreseeable future.

Our loan agreement with ABN AMRO Bank N.V., Hong Kong Branch, or ABN, restricts our ability to pay any dividends that, when taken in the aggregate with other payments by us within a 12-month period, exceed 30.0% of our consolidated net income for such period. For a description of the ABN loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change in Financial Condition, Liquidity and Capital Resources—Outstanding Indebtedness.” We may enter into agreements in the future that restrict our ability to make distributions to stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of shares of common stock by us in this offering at an assumed public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional shares.

This table should be read in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” appearing elsewhere in this prospectus.

	December 31, 2007
	Actual	As Adjusted
	($ in thousands)
Long-Term Debt (Excluding Current Portion)	$35,000	$

Stockholders’ Equity:
Common Stock	5
Additional Paid-In Capital(1)	76,607
Retained Earnings	57,527
Accumulated Other Comprehensive Income	9,728

Total Stockholders’ Equity(1)	143,867

Total Capitalization(1)(2)	$178,867	$

(1)	A $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of additional paid-in capital, total stockholder’s equity and total capitalization by $ million.
(2)	Total capitalization equals long-term debt (excluding current portion) and total stockholders’ equity.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the year ended December 31, 2004, the three months ended March 31, 2005, and the fiscal years ended March 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the nine months ended December 31, 2006 and 2007, and the three months ended March 31, 2004 are derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The financial data for the years ended December 31, 2003 and 2002 are derived from our audited consolidated financial statements, which are not included in this prospectus. The unaudited financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Our consolidated financial statements as of and for the fiscal years ended March 31, 2006 and 2007, for the year ended December 31, 2004, for the transition period for the three months ended March 31, 2005, and for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 have been restated. See “Risk Factors—Risks Related to Our Business—We have experienced certain weaknesses and deficiencies with our internal control over financial reporting. Among other things, these deficiencies have made it necessary for us to restate certain of our financial statements in the recent past. Any further failure to accurately report our financial results, including any resulting restatement, could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock, or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market,” “Risk Factors—Risks Related to Our Business—The deficiencies we have experienced with our internal control over financial reporting have caused our management and our independent registered public accounting firm to find that we have ‘material weaknesses’ in our internal control environment. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or detect fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.” The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,		Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2002	2003	2004 (as restated)	2004	T2005 (as restated)	2006 (as restated)	2007 (as restated)	2006 (as restated)	2007
		($ in thousands, except earning per share data)
Selected Consolidated Statement of Operations Data:
Net sales	37,977	40,978	57,542	12,782	18,692	132,289	216,605	151,039	253,899
Cost of sales	24,759	26,240	33,605	7,556	9,124	76,653	109,900	78,039	119,633

Gross profit	13,218	14,738	23,937	5,226	9,568	55,636	106,705	73,000	134,266
Total operating expenses:
Selling and distribution expenses	10,619	8,641	9,428	2,722	4,563	15,494	25,561	20,330	26,191
Advertising and promotion expenses	597	6,458	8,479	373	1,071	20,908	52,322	29,953	59,428
General and administrative expenses	1,542	2,127	3,218	555	665	5,896	7,031	4,440	12,489

Total operating expenses	12,758	17,226	21,125	3,650	6,299	42,298	84,914	54,723	98,108

Income (loss) from operations	460	(2,488)	2,812	1,576	3,269	13,338	21,791	18,277	36,158
Interest expense	226	820	638	145	183	1,784	1,896	1,319	6,156
Interest income	39	107	88	18	75	238	356	231	1,539
Other income (expense), net	80	165	32	(8)	(58)	690	1,219	356	(587)

Income (loss) before provision for income tax	353	(3,036)	2,294	1,441	3,103	12,482	21,470	17,545	30,954
Provision for income tax	41	74	76	19	32	1,446	1,596	1,733	4,634

Net income before minority interests	312	(3,110)	2,218	1,422	3,071	11,036	19,874	15,812	26,320
Minority interests	378	235	2,598	488	(1,365)	1	—	—	5

Net income attributable to stockholders	(66)	(3,345)	(380)	934	4,436	11,035	19,874	15,812	26,315

Earning per share—basic	(0.00)	(0.07)	0.01	0.02	0.10	0.23	0.40	0.32	0.50
Earning per share—diluted	(0.00)	(0.07)	0.01	0.02	0.10	0.23	0.40	0.32	0.49

	As of December 31,			As of March 31,			As of December 31, 2007
	2002	2003	2004 (as restated)	2005 (as restated)	2006 (as restated)	2007 (as restated)
	($ in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	2,283	7,191	5,893	5,812	5,677	20,836	90,575
Working capital (deficit)	(4,635)	(2,643)	(17,837)	(15,920)	(14,269)	(8,281)	106,923
Total assets	23,738	38,658	59,849	64,192	83,009	127,271	254,482
Total long-term liabilities	580	8,458	4,833	4,833	—	4,138	39,829
Total stockholders’ equity	402	3,648	2,990	7,622	20,951	42,701	143,867

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

OVERVIEW

We are a leading infant formula company in China. We produce, market and sell our products under “Sheng Yuan,” or “Synutra,” our master brand, and several sub-brands, including “Super,” “U-Smart” and “U-Strong.” We focus on selling premium infant formula products, which are supplemented by more affordable infant formulas targeting the mass market as well as other nutritional products and ingredients. We sell our products through an extensive nationwide sales and distribution network covering 29 provinces and provincial-level municipalities in China. As of December 31, 2007, this network comprised 370 distributors and approximately 700 sub-distributors who sell our products in over 57,700 retail outlets. Our extensive sales, and distribution network, combined with our strong customer service and infant mutation education programs, has helped us build brand recognition and customer loyalty in our primary markets, which, prior to 2007, mainly comprised small to mid-size cities and rural areas in China. By leveraging our strong brand recognition in our primary markets, we have begun to expand into many of China’s major urban centers, which have historically been dominated by several large multinational firms.

We have opportunistically utilized excess capacity and resources to provide toll packaging services, toll drying services, and sales of ingredients and materials to industrial customers. These businesses, however, are not our core businesses and do not contribute significantly to our results of operations.

Our net sales for the nine months ended December 31, 2007 grew by 68.1% to $253.9 million from $151.0 million for the nine months ended December 31, 2006. Our gross profit for the nine months ended December 31, 2007 grew by 83.9% to $134.3 million from $73.0 million for the nine months ended December 31, 2006. Our net income for the nine months ended December 31, 2007 grew by 66.5% to $26.3 million from $15.8 million for the nine months ended December 31, 2006.

The significant increase in our net sales and gross profit is attributable primarily to the following:

•

rapid growth of the infant formula market in China, which increased in terms of sales revenue by 28.2% from RMB15.8 billion ($2.2 billion) in 2006 to RMB20.3 billion ($2.8 billion) in 2007, according to Euromonitor, an international market research company;

•	strong sales in our primary markets, which we believe are experiencing rapid growth in powdered infant formula consumption, and which have enabled us to increase our national market share; and

•

increases in our average selling prices and gross margins resulting from increases in the proportion of sales of our premium infant formula products with higher average selling prices, which is one of our fastest growing product categories.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our operating results are primarily affected by the following factors:

Industry Growth

Euromonitor projects the infant formula market in China will grow from RMB20.3 billion ($2.8 billion) in 2007 to RMB52.3 billion ($7.2 billion) in 2012, a compound annual growth rate, or CAGR, of 20.8%. We believe that the recent growth in infant formula consumption in China is largely attributable to the following factors:

•	increased affordability of infant formula in China due to China’s economic growth;

•	increased penetration of infant formula into our primary markets; and

•	a growing female working population.

We expect these factors to continue to drive industry growth, especially in our primary markets. Such growth will not only increase the overall market size for infant formula products, but will also benefit companies that are well positioned to sell into these markets. We believe that the increasing affordability of infant formula in our primary markets has become an increasingly important driver of growth.

Perceptions of Product Quality and Safety

Rising consumer wealth in China has contributed to a greater acceptance by consumers in China of and desire for higher-priced products with perceived quality advantages associated with such products. Thus, we believe that infant formula producers with a reputation for quality and safety should be able to command higher average selling prices and thereby generate higher gross margins than competitors who do not possess the same perceived reputation for quality and safety. Conversely, any decrease in consumer perceptions of quality and safety could adversely impact such producers’ sales and gross margins. Moreover, a decrease in the quality and safety of any particular product could trigger wider negative perception of the decrease in the quality and safety of all producers, thereby affecting the industry generally. We believe our past growth has benefited from our brand recognition and perceived safety and high quality of our infant formula products. However, if a future market crisis involving any of our products should occur, especially if management failed to respond to such crisis in a timely and effective manner, our brand recognition and reputation could be severely damaged, which could adversely affect our results of operations. “See Risk Factors—Risks Related to Our Business—We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, particularly as they relate to the health and safety of infants and children. Any ill effects, product liability claims, recalls, adverse publicity or negative public perception regarding particular ingredients or products or our industry in general, or stemming from counterfeiting or other substandard imitations, could harm our reputation, result in costly and damaging litigation and materially and adversely affect our results of operations.”

Brand Recognition and Customer Loyalty

In recent years, there has been growing demand in China for premium infant formula products due to increasing consumer awareness of brand image and nutritional value of the products offered by leading producers. Although the market is still highly competitive, according to data collected by CIC, the top ten brands accounted for 78.6% of total infant formulas sold in China in 2007. We believe that companies with strong national brands and customer loyalty will increasingly capture market share from regional brands with less brand recognition. Moreover, we believe brand recognition and customer loyalty are predominantly influenced by customer perceptions of the quality and safety of branded products. For example, in April 2004, the sales of counterfeit and substandard infant formula in Anhui, China caused the deaths of 13 infants as well as harming many others. While such scandals may adversely affect the industry as a whole, we believe recent scandals involving other infant formula producers have increased the importance of consumer perceptions of quality and safety and the need to maintain and increase brand recognition and customer loyalty.

Competition and Market Position

While China’s infant formula market is expected to grow significantly, competition is intense. The market has become highly fragmented in recent years as an increasing number of infant formula producers have entered the market. Based on CIC data, in 2007, there were over 30 companies selling infant formula in China. We face significant competition from domestic and multinational producers. A small number of multinational players enjoy significant market share in China, particularly in the more affluent major urban areas, based on greater brand name recognition among Chinese consumers. In addition, competition from domestic producers has become more intense in recent years, especially from large national milk companies, such as Sanlu, Yashili and Yili, that have entered the infant formula market.

We focus on developing and marketing premium products for the infant formula market in China. By leveraging our focused marketing strategy, our brand name and our sales and marketing infrastructure, we have been able to sell infant formula products to consumers in China’s small to mid-size cities and rural areas and are perceived to deliver premium quality that justifies our premium prices. This strategy has allowed us to maintain and improve our market share in our primary markets.

Product Offering and Pricing

Infant formula has been, and is expected to remain, our primary product. Infant formula products accounted for 84.5% and 72.3% of our total sales revenue for the nine months ended December 31, 2007 and the fiscal year ended March 31, 2007, respectively. Due to rising economic affluence in China, infant formula products have become more affordable, resulting in the rapid growth of the overall market for infant formula in China. Despite the recent rapid growth, we believe much of the market is still underserved with respect to infant formula. We believe this growth in demand will help drive sales for many PRC infant formula producers, but companies with strong brand loyalty and extensive distribution networks in China will have greater ability to capitalize on such growth as well as to increase prices and pass on higher raw material costs to customers. This can be accomplished through launching higher-priced new infant formula product lines (such as our Super infant formula products) or re-launching older product lines with higher prices and improved product features (such as our U-Smart infant formula products). Since 2004, we have been migrating towards selling premium infant formula products that command higher prices and in February 2008, we discontinued our lower priced National Standards products. As a result of this shift towards more premium products, our average selling price for the nine months ended December 31, 2007 increased by 27.6% from the nine months ended December 31, 2006, which contributed significantly to our increase in revenue and profit margin.

Raw Material Supply and Prices

The per unit costs of producing our infant formula are subject to the supply and price volatility of raw milk and other raw materials, which are affected by the PRC and global markets. For example, raw milk prices are affected by factors such as geographic location, fluctuations in production and competition. Historically, we have been able to meet our raw milk supply needs by building our processing facilities close to our milk suppliers and by maintaining long-term business relationships with milk collection stations.

Whey protein powder and raw milk account for the majority of our cost of sales. Whey protein powder costs accounted for 36.0%, 26.3% and 26.9% of our total cost of sales for the nine months ended December 31, 2007 and fiscal years ended March 31, 2007 and 2006, respectively. Raw milk costs accounted for 24.5%, 32.0% and 32.1% of our total cost of sales for the nine months ended December 31, 2007 and fiscal years ended March 31, 2007 and 2006, respectively.

Increases in the price of raw milk and whey protein powder would negatively impact our gross margins if we are not able to offset such price increases through increases in our selling price or change in product mix. We expect that the prices of these materials may continue to rise due to a shortage of milk supply and a general increase in commodities prices, especially for agricultural products. This would in turn affect the unit cost of sales for our nutritional products.

Advertising and Sales Promotion Costs

We have historically relied on our extensive distribution network, our consumer education programs and customer relation services to market and sell our products. We substantially increased our television advertising expenditures during the nine months ended December 31, 2007 as part of our strategy of improving brand recognition on a national level and to promote our premium products. We intend to continue to spend significant amounts on national advertising and promotion efforts.

TAXATION

We file separate tax returns in the United States and China. Income taxes of our subsidiaries are calculated in accordance with taxation principles currently effective in the PRC. For Synutra Illinois and Synutra Delaware, applicable U.S. tax laws are followed.

A company registered in China is subject to national and local income taxes within China at the applicable tax rate on the taxable income as reported in its PRC statutory financial statements in accordance with relevant income tax laws. Under the Provisional Taxation Regulation of the People’s Republic of China effective before January 1, 2008, income tax was payable by enterprises at a rate of 33% of their taxable income, but in certain limited areas the applicable tax rate was 24%. If we had paid corporate income tax using the 33% rate, our aggregate corporate income tax would have been $7.1 million, $4.1 million and $1.3 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. Due to various preferential tax treatment granted to some of our operating subsidiaries, our actual corporate income tax was $1.6 million, $1.4 million and $89,000 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The reduced tax rates or tax holidays accorded to us resulted in tax savings of $5.5 million, $2.7 million and $1.2 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The per share effect of the total tax savings was $0.1, $0.05 and $0.03 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. These preferential tax rates will expire at varying times in the coming years.

Sheng Yuan Nutritional Food Co., Ltd., or Sheng Yuan Nutritional Food, Qingdao Sheng Yuan Dairy Co., Ltd., Heilongjiang Loubei Sheng Yuan Dairy Co. Ltd., Zhangjiakou Sheng Yuan Dairy Co., Ltd., Inner Mongolia Sheng Yuan Food Co., Ltd., and Mei Tai Technology (Qingdao) Co., Ltd. all qualified as foreign-invested manufacturing enterprises. Accordingly, PRC tax authorities had granted each of these subsidiaries a five-year tax holiday including a two-year exemption from income taxes followed by three years of a 50% tax rate reduction commencing from the first cumulative profit-making year net of losses carried forward, as calculated under PRC accounting standards.

In 2007, China passed the new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under previous law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the transitional phase-out rules, we expect to continue to enjoy the tax benefits previously granted to our PRC subsidiaries until the expiration of their respective terms.

The following table illustrates tax benefits granted to our subsidiaries under the PRC tax-laws and regulations effective until December 31, 2007, and as amended by the phase-out rules under the New EIT law:

Name of Subsidiary	Normal Tax Rate until December 31, 2007	Normal Tax Rate Beginning January 1, 2008	Tax Holiday
Sheng Yuan Nutritional Food Co., Ltd.	24%	25%	2 years tax free (2004, 2005); 12% (2006, 2007); 12.5% (2008)
Qingdao Sheng Yuan Dairy Co., Ltd.	33%	25%	Waiver of 3% local tax for taxable years ending before Jan. 1, 2008
Heilongjiang Luobei Sheng Yuan Dairy Co., Ltd.	33%	25%	2 years tax free (2006, 2007); 3 years tax at 12.5% (2008-10)
Bei’an Yipin Dairy Co., Ltd.	33%	25%	2 years tax free (2005, 2006); 16.5% (2007); 12.5% (2008, 2009)
Zhangjiakou Sheng Yuan Dairy Co., Ltd.	33%	25%	2 years tax free (2006, 2007); 3 years tax at 12.5% (2008-10)
Mei Tai Technology (Qingdao) Co., Ltd.	33%	25%	2 years tax free (2008, 2009); 3 years tax at 12.5% (2010-12)
Inner Mongolia Sheng Yuan Food Co., Ltd.	33%	25%	2 years tax free (2008, 2009); 3 years tax at 12.5% (2010-12)

Substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries but this treatment will depend on our status as a non-resident enterprise. For detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors — Risks Associated with Doing Business in China — Under the New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

Our subsidiaries, Inner Mongolia Meng Yuan Dairy Co., Ltd. and Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd. were not entitled to preferential tax treatment under the old PRC tax laws. The applicable enterprise income tax rate for these entities was 33% until December 31, 2007, and is 25% under the New EIT Law.

Each of our subsidiaries files stand-alone tax returns and we do not file a consolidated tax return.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in accordance with US GAAP. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue

We recognize product sales when title and risk and rewards for the products are transferred to the customer, price is fixed and determinable and collectability is reasonably assured. At the time of the sale, we also record estimates for a variety of sales deductions, including value added taxes, rebates, discounts and incentives, trade promotions and product returns. Sales deductions are reported as a reduction of revenue. Most of our nutritional product sales are made through distributors. Our revenue arrangements with most of our distributors require distributor advance payment prior to any shipment and delivery of goods by us to such distributors. Under this distributor arrangement, evidenced by purchase order together with advance payment, sales revenue is realized and earned upon acceptance of delivery of products by the distributors. We apply this revenue recognition policy uniformly to all our nutritional products, including all dairy-based pediatric and adult nutritional products.

A small fraction of our nutritional product sales are through supermarket retailers directly. Our revenue arrangement with these retailers requires receipt of purchase orders before product shipment and delivery. Similarly, the revenues from retailers are recognized upon shipment or delivery of the goods to the retailers under payment terms of the sales contracts which are negotiated with select long-term retailers, to assure reasonable collectability.

Our gross sales are subject to various deductions, primarily comprised of rebates and discounts to distributors and retailers. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. We report these adjustments as a reduction of gross sales to arrive at net sales.

•

We offer rebates to key distributors, group purchasing organizations and other direct and indirect customers to sustain and increase our product market share. These rebate programs provide that distributors receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, we estimate rebates based on the specific terms in each agreement, historical experience, anticipated reimbursement channel mix and product growth rates. We consider the sales performance of products subject to rebates and other contract discounts and adjust the provision periodically to reflect actual experience.

•

We record a provision for estimated sales returns due to package damage and shelf life expiration, which we estimate through a comparison of historical return data to related sales. We use historical rates of return and we adjust for known or expected changes in the marketplace when appropriate. Sales returns amount to approximately 1% of gross product sales.

•

We offer cash discounts to distributors and retailers to encourage prompt payment. We accrue cash discounts, which are typically 1-2% of gross sales, at the time of invoicing and are recorded as revenue deductions.

•	We generally record discounts, rebates or other deductions shown on the invoice directly as a reduction in the gross to net sales value and they do not pass through the provision account.

•

For product sales and promotions at supermarkets and shopping malls, certain expenses in relation to shelf display, end-cap placement, bar-coding, banner advertising, etc. are paid to supermarkets/shopping mall operators. These expenses are deducted from revenue.

Inventories

Inventories are stated at the lower of cost or market. Cost is calculated on a moving-average basis and includes all costs to acquire and other costs incurred in transporting our inventory to their present location, except for costs incurred for transfer of inventory between internal warehouses, which are expensed as they occur. We evaluate the net realizable value of our inventory on a regular basis and record a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to consummate the sale.

Accounting for Warrants

In April 2007, we issued warrants to purchase 400,000 shares of common stock to ABN AMRO Bank N.V., Hong Kong Branch, or ABN, as part of certain financing arrangements with ABN. The fair value of the warrants was approximately $2.7 million at the date of grant, estimated using the Black-Scholes-Merton option pricing model. Determining the fair value of the warrant charge requires us to make highly subjective assumptions, including expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent our management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment.

Contingencies

As of December 31, 2007, we had an outstanding guarantee granted to the Zhangbei Branch of the Agricultural Bank of China in respect of bank loans of $1.1 million in the aggregate extended to 104 dairy farmers in the Zhangbei area of Hebei province, China. Periodically, we review the status of the guarantee and assess our potential financial exposure. If the potential loss from the guarantee is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure can be reasonably estimated. As of December 31, 2007, we have recorded a potential loss of $0.4 million related to the guarantee, which represented our best estimate of any potential loss at that time.

Because of uncertainties related to the guarantee, the estimate of contingent loss is based on the best information available at the time. As additional information becomes available, we will reassess the potential liability related to the guarantee and may revise our estimates. Such revision in the estimates of the potential liabilities could have a material impact on our consolidated results of operations and financial condition. See “Risk Factors—Risks Associated with Doing Business in China—The PRC government’s recent aid package for dairy farmers in China includes the extension of loan repayment periods for dairy farmer loans, which will extend our exposure under our loan guarantees provided to dairy farmers.”

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Our tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating its tax positions.

In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded. As of December 31, 2007, we believed all earnings generated in China would be permanently reinvested and as a result, we did not record any income taxes on such earnings.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48) effective April 1, 2007. In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of December 31, 2007, we had recorded FIN 48 liabilities of $0.4 million for its PRC subsidiaries.

We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the quarter ended December 31, 2007, the unrecognized tax benefit did not change significantly and the amount of interest and penalties related to uncertain tax position is immaterial.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our consolidated statements of operations and certain other information, each expressed as a percentage of net sales.

	Fiscal Year Ended March 31,				Nine Months Ended December 31,
	2006 (as restated)		2007 (as restated)		2006 (as restated)		2007
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
	($ in thousands)
Net sales	132,289	100.0%	216,605	100.0%	151,039	100.0%	253,899	100.0%
Cost of sales	76,653	57.9%	109,900	50.7%	78,039	51.7%	119,633	47.1%

Gross profit	55,636	42.1%	106,705	49.3%	73,000	48.3%	134,266	52.9%
Total operating expenses:
Selling and distribution expenses	15,494	11.7%	25,561	11.8%	20,330	13.5%	26,191	10.3%
Advertising and promotion expenses	20,908	15.8%	52,322	24.2%	29,953	19.8%	59,428	23.4%
General and administrative expenses	5,896	4.5%	7,031	3.2%	4,440	2.9%	12,489	4.9%
Total operating expenses	42,298	32.0%	84,914	39.2%	54,723	36.2%	98,108	38.6%

Income from operations	13,338	10.1%	21,791	10.1%	18,277	12.1%	36,158	14.2%
Interest expense	1,784	1.3%	1,896	0.9%	1,319	0.9%	6,156	2.4%
Interest income	238	0.2%	356	0.2%	231	0.2%	1,539	0.6%
Other income (expense), net	690	0.5%	1,219	0.6%	356	0.2%	(587)	(0.2)%

Income before provision for income tax	12,482	9.4%	21,470	9.9%	17,545	11.6%	30,954	12.2%
Provision for income tax	1,446	1.1%	1,596	0.7%	1,733	1.1%	4,634	1.8%

Net income before minority interests	11,036	8.3%	19,874	9.2%	15,812	10.5%	26,320	10.4%
Minority interests	1	0.0%	—	—	—	—	5	0.0%

Net income attributable to stockholders	11,035	8.3%	19,874	9.2%	15,812	10.5%	26,315	10.4%

NINE MONTHS ENDED DECEMBER 31, 2007 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 2006

Net Sales

Net sales for the nine months ended December 31, 2007 increased by 68.1% to $253.9 million from $151.0 million for the same period in the previous year. This increase in net sales was a result of an increase in volume of products sold and an increase in average selling price. The increase in the volume of products sold was partly driven by the growth of the infant formula market in China and increased market awareness for our products as a result of our marketing initiatives. These marketing initiatives were built around a TV advertising campaign that started in September 2006, which was enhanced by continued targeted sales and promotional activities at the store level.

Net sales of our nutritional products, including infant formula and other nutritional products for children and adults under our Super, U-Smart, U-Strong, and National Standards sub-brands, accounted for 88.4% of our total sales for the nine months ended December 31, 2007. Net sales of our nutritional products for the nine months ended December 31, 2007 increased by 94.0% to $224.5 million from $115.8 million for the same period in the previous year, primarily as a result of the following factors:

•	Sales volume of nutritional products increased by 51.9% to 30,035 tons for the nine months ended December 31, 2007 from 19,767 tons for the same period in the previous year.

•

The average selling price of our nutritional products for the nine months ended December 31, 2007 increased by 27.6% to $7,475 per ton from $5,856 per ton for the same period in the previous year. This increase in average selling price was primarily a result of an increase in sales of Super infant formula products, resulting in a greater proportion of higher-priced products in our product mix and a substantial increase in the average selling price for our U-Smart infant formula products.

Net sales from our other activities, such as sales of industrial materials and the provision of certain services, such as toll drying, blending and packaging services, for the nine months ended December 31, 2007 decreased by 16.7% to $29.4 million from $35.3 million for the same period in the previous year due to fluctuations in our capacity and customer orders.

Cost of Sales

Cost of sales for the nine months ended December 31, 2007, including purchases from third-party producers, increased by 53.3% to $119.6 million from $78.0 million for the same period in the previous year. The increase in cost of sales was due to an increase in the cost of sales for our nutritional products, which was partially offset by a decrease in cost of sales of our other products.

Cost of sales for our nutritional products for the nine months ended December 31, 2007 increased by 111.8% to $95.1 million from $44.9 million for the same period in the previous year. The increase of 10,268 tons of nutritional products sold for the nine months ended December 31, 2007 as compared to the same period in the previous year was the primary reason for the increase in cost of sales. The increase in unit prices of raw materials (principally raw milk and whey protein powder) for the nine months ended December 31, 2007 as compared to the same period in the previous year also contributed to the increase in our cost of sales. Due to the increase in the percentage of sales of premium products, we also saw an increase in our cost of sales for the nine months ended December 31, 2007.

The cost of sales from our other products and services for the nine months ended December 31, 2007 decreased by 26.0% to $24.5 million from $33.1 million for same period in the previous year due to a decrease of net sales from such products and services.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit for the nine months ended December 31, 2007 increased by 83.9% to $134.3 million from $73.0 million for the same period in the previous year. Gross profit for our nutritional products for the nine months ended December 31, 2007 increased by 82.6% to $129.4 million from $70.8 million for the same period in the previous year.

Our gross margin increased to 52.9% for the nine months ended December 31, 2007 from 48.3% for the same period in the previous year. Our gross margin for nutritional products and other products was 57.6% and 16.7%, respectively, for the nine months ended December 31, 2007, as compared to 61.2% and 6.0%, respectively, for the same period in the previous year. Our overall gross margin increased primarily due to an increase in the proportion of sales of our nutritional products, which had a higher margin than our other products. The decrease in the gross margin of our nutritional products was primarily due to rising raw material costs, which was partially offset by a significant increase in the proportion of sales of our higher margin infant formula products.

Selling and Distribution Expenses

Selling and distribution expenses for the nine months ended December 31, 2007 increased by 28.8% to $26.2 million from $20.3 million for the same period in the previous year. This increase was primarily a result of increased compensation expenses for our sales force, and an increase in shipping and handling expenses as well as travel expenses, partially offset by a decrease in entertainment, event and communication expenses. Total compensation for our sales force for the nine months ended December 31, 2007 increased by 72.9% to $10.8 million from $6.2 million for the same period in the previous year. This increase was primarily due to the continuation of our targeted sales incentive programs. In addition, the increase in the number of sales staff to 2,198 as of December 31, 2007 from 1,902 as of the December 31, 2006 also contributed to the increase in compensation expense relating to our sales force. As a result of increases in sales and business activities, shipping and handling expenses for the nine months ended December 31, 2007 increased by 60.3% to $4.6 million from $2.9 million for the same period in the previous year, in proportion to the increase in sales. Travel expenses for the nine months ended December 31, 2007 increased by 43.8% to $2.1 million from $1.5 million for the same period in the previous year. Entertainment, event, communication and marketing expenses for the nine months ended December 31, 2007 decreased by 11.0% to $8.7 million from $9.7 million for the same period in the previous year mainly due to a reclassification of certain marketing expenses (primarily end-cap placement costs, admission fees, and other expenses paid to the shopping mall/supermarket operators) to reduction of revenue resulting in these items not being included as sales and marketing expenses in the nine months ended December 31, 2007.

Advertising and Promotion Expenses

Advertising and promotion expenses for the nine months ended December 31, 2007 increased by 98.4% to $59.4 million from $30.0 million for the same period in the previous year, due to increased nationwide TV advertising and promotional activities at the store level, such as offering promotional products and organizing promotional events. Advertising expenses for the nine months ended December 31, 2007 accounted for 35.7% of total advertising and promotion expenses, representing an increase of 253.3% to $21.2 million from $6.0 million for the same period in the previous year. Promotion expenses for the nine months ended December 31, 2007 accounted for 64.3% of total advertising and promotion expenses, representing an increase of 59.8% to $38.2 million from $23.9 million for the same period in the previous year.

General and Administrative Expenses

General and administrative expenses for the nine months ended December 31, 2007 increased by 181.3% to $12.5 million from $4.4 million for the same period in the previous year, primarily as a result of increased professional and auditing fees and costs for staff salaries and management expenses.

Interest Income

Interest income for the nine months ended December 31, 2007 increased to $1.5 million from $0.2 million for the same period in the previous year due to significant increases in our cash and cash equivalent balances primarily from our operations.

Interest Expense

Interest expense for the nine months ended December 31, 2007 increased to $6.2 million from $1.3 million for the same period in the previous year, due primarily to borrowings from ABN, and the amortization of debt discount associated with the issuance of warrants to ABN.

Provision for Income Taxes

The provision for income taxes, which is computed on an individual legal entity basis, was $4.6 million and $1.7 million for the nine months ended December 31, 2007 and 2006, respectively. Our effective tax rate increased to 15.0% for the nine months ended December 31, 2007 from 9.9% for the same period in the previous year. This increase in our effective income tax rate was due to the anticipated expiration of a tax holiday enjoyed by our subsidiaries.

Net Income Attributable to Stockholders

As a result of the foregoing, net income attributable to stockholders for the nine months ended December 31, 2007 increased by 66.4% to $26.3 million from $15.8 million for the same period in the previous year.

FISCAL YEAR ENDED MARCH 31, 2007 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2006

Net Sales

Net sales for the fiscal year ended March 31, 2007 increased by 63.7% to $216.6 million from $132.3 million for the prior fiscal year. This increase in net sales was due in part to greater market penetration as a result of various measures including continuation of incentive programs and policies affecting our sales system and continuation of the further alignment of bonuses with sales performance.

Net sales of our nutritional products, including infant formula and other nutritional products for children and adults under our Super, U-Smart, U-Strong and National Standards sub-brands accounted for 77.3% of our total net sales for the fiscal year ended March 31, 2007. Net sales of nutritional products for the fiscal year ended March 31, 2007 increased by 76.4% to $167.5 million from $94.9 million for the prior fiscal year, principally as a result of the following factors:

•	Sales volume of nutritional products increased by 46.9% to 27,942 tons for the fiscal year ended March 31, 2007 from 19,022 tons for the prior fiscal year.

•

The average selling price of our nutritional products for the fiscal year ended March 31, 2007 increased by 20.1% to $5,995 per ton from $4,992 per ton for the prior fiscal year. This increase in average selling price was primarily due to changes in product mix toward higher priced premium products, such as our Super and U-Smart infant formula products.

Net sales from our other activities for the fiscal year ended March 31, 2007 increased by 31.5% to $49.1 million from $37.3 million for the prior fiscal year. The increase in sales was due to the fact that some categories of sales for our other activities, such as sales of skimmed milk powder and butter oil and the provision of toll drying and blending services, only began in the fourth quarter of the fiscal year ended March 31, 2006, whereas such sales and services occurred over the entire course of the fiscal year ended March 31, 2007.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2007, including purchases from third-party producers, increased by 43.4% to $109.9 million from $76.7 million for the prior fiscal year.

Cost of sales for our nutritional products for the fiscal year ended March 31, 2007 increased by 59.3% to $65.2 million from $40.9 million for the prior fiscal year. The increase of 8,920 tons of nutritional products sold for the fiscal year ended March 31, 2007 was the primary reason for the increase in cost of sales. The increase in the unit prices of raw materials for the fiscal year ended March 31, 2007 as compared to the prior fiscal year also contributed to the increase in our cost of sales. Due to the increase in the percentage of sales of premium products, our cost of sales increased for the fiscal year ended March 31, 2007.

Cost of sales from our other activities for the fiscal year ended March 31, 2007 increased by 25.1% to $44.7 million from $35.7 million for the prior fiscal year. The main reason for this cost increase was because production of these products started in the fourth quarter of the fiscal year ended March 31, 2006, whereas such production occurred over the entire course of the prior fiscal year.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit for the fiscal year ended March 31, 2007 increased by 91.8% to $106.7 million from $55.6 million for the prior fiscal year, primarily due to sales of nutritional products, which contributed $102.3 million, or 95.9%, of gross profit for the fiscal year ended March 31, 2007, versus $54.0 million, or 97.1%, of gross profit for the prior fiscal year. Gross profit for our nutritional products for the fiscal year ended March 31, 2007 increased by 89.4% to $102.3 million from $54.0 million for the prior fiscal year.

Our gross margin increased to 49.3% for the fiscal year ended March 31, 2007 from 42.1% for the prior fiscal year. Our gross margins for nutritional products and other products were 61.1% and 9.0%, respectively, for the fiscal year ended March 31, 2007, as compared to 56.9% and 4.4%, respectively, for the prior fiscal year. Our overall gross margin increased primarily due to an increase in the proportion of sales of our higher margin infant formula products.

Selling and Distribution Expenses

Selling and distribution expenses for the fiscal year ended March 31, 2007 increased by 65.0% to $25.6 million from $15.5 million for the prior fiscal year. This increase was primarily the result of increased compensation expenses for our sales force, and increased entertainment, events, communications and marketing expenses, shipping and handling expenses, and travel expenses. Total compensation to the sales force for the fiscal year ended March 31, 2007 increased by 104.4% to $9.2 million from $4.5 million for the prior fiscal year, mainly as a result of increased sales staff numbers. Entertainment, events, communications and marketing expenses for the fiscal year ended March 31, 2007 increased by 233.3% to $6.0 million from $1.8 million for the prior fiscal year, primarily as a result of an increase in business activities. Shipping and handling expenses for the fiscal year ended March 31, 2007 increased by 42.9% to $4.0 million from $2.8 million for the prior fiscal year and travel expenses for the fiscal year ended March 31, 2007 increased by 42.9% to $2.0 million from $1.4 million for the prior fiscal year.

Advertising and Promotion Expenses

Advertising and promotion expenses for the fiscal year ended March 31, 2007 increased by 150.2% to $52.3 million from $20.9 million for the prior fiscal year. This increase was the result of increased advertising and promotional activities as we expanded our nationwide advertising efforts to further promote our brands. Promotion expenses for the fiscal year ended March 31, 2007 accounted for 68.7% of total advertising and sales promotion expenses, representing an increase of 141.9% to $36.0 million from $14.9 million for the prior fiscal year. Advertising expenses for the fiscal year ended March 31, 2007 accounted for 31.3% of total advertising and sales promotion expenses, representing an increase of 170.8% to $16.4 million from $6.0 million for the prior fiscal year.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended March 31, 2007 increased by 19.3% to $7.0 million from $5.9 million for the prior fiscal year. This increase resulted primarily from increased overall staff salaries and management expenses, which accounted for $0.9 million of the total increase.

Interest Expense

Interest expense for the fiscal year ended March 31, 2007 increased by 6.3% to $1.9 million from $1.8 million for the prior fiscal year. This increase was primarily due to interest charged for various bank loans. In addition to increases in the amount of bank loans, the short-term interest rates also increased during the fiscal year ended March 31, 2007.

Interest Income

Interest income for the fiscal year ended March 31, 2007 increased by 49.6% to $0.4 million from $0.2 million for prior fiscal year, due primarily to increased bank deposits.

Provision for Income Taxes

The provision for income taxes, which is computed on an individual legal entity basis, was $1.6 million and $1.4 million for the fiscal years ended March 31, 2007 and 2006, respectively. Our effective tax rate decreased to 7.4% for the fiscal year ended March 31, 2007 from 11.6% for the prior fiscal year, because two of our subsidiaries, Zhangjiakou and Luobei, started to enjoy preferential tax treatment after becoming foreign-invested enterprises.

Net Income Attributed to Stockholders

Net income attributable to stockholders for the fiscal year ended March 31, 2007 increased by 80.1% to $19.9 million from $11.0 million for the prior fiscal year due to the factors discussed above.

FISCAL YEAR ENDED MARCH 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Net Sales

Net sales for the fiscal year ended March 31, 2006 increased by 129.9% to $132.3 million from $57.5 million for the year ended December 31, 2004. This increase in net sales resulted from the sales volume increase in our premium infant formula products, including the Super sub-brand products. The increase in volume of products sold was due in part to greater market penetration resulting from changes made by management to incentive programs and policies affecting our sales system. Such changes enhanced sales force productivity through targeted resource allocation down to the store level, and strengthened promotional efforts in our primary markets by aligning bonuses with sales performance.

Net sales of our nutritional products, including infant formula and other nutritional products for children and adults under our Super, U-Smart, U-Strong and National Standards sub-brands accounted for 71.8% of our total net sales for the fiscal year ended March 31, 2006. Net sales for our nutritional products for the fiscal year ended March 31, 2006 increased by 88.0% to $94.9 million from $50.5 million for the year ended December 31, 2004, principally as a result of the following factors:

•

Sales volume of nutritional products for the fiscal year ended March 31, 2006 increased by 54.3% to 19,022 tons from 12,324 tons for the year ended December 31, 2004. This increase was partly due to significant increases in sales of our Super infant formula products and our U-Smart infant formula products.

•

The average selling price of our nutritional products for the fiscal year ended March 31, 2006 increased by 21.8% to $4,992 per ton from $4,099 per ton for year ended December 31, 2004, resulting in an increase of $17.0 million in net sales. The increase in average selling price resulted mainly from changes in product mix toward higher priced products. Higher average selling prices also contributed to the increase in net sales.

Net sales from our other activities for the fiscal year ended March 31, 2006 increased by 431.5% to $37.3 million from $7.0 million for the year ended December 31, 2004. The volume of sales in dairy and other ingredients and packaging materials proportional to the increases in customers increased significantly for the fiscal year because our customers’ business activities increased rapidly and transactions with industrial customers increased significantly as the sector grew over the same period.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2006, including purchases from third-party producers, increased by 128.1% to $76.7 million from $33.6 million for the year ended December 31, 2004.

Cost of sales for our nutritional products for the fiscal year ended March 31, 2006 increased by 52.7% to $40.9 million from $26.8 million for the year ended December 31, 2004. The increase in nutritional products sold was the primary reason for the increase in cost of sales. The increase in unit prices of raw materials for the fiscal year ended March 31, 2006 as compared to the year ended December 31, 2004 year also contributed to the increase in our cost of sales. Due to the increase in the percentage of sales of premium products, we saw an increase in our cost of sales for the fiscal year ended March 31, 2006.

Cost of sales for our other activities for the fiscal year ended March 31, 2006 increased by 425.2% to $35.7 million from $6.8 million for the year ended December 31, 2004. These cost increases, though significant, are in line with the increases in the sales generated from our other activities.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit for the fiscal year ended March 31, 2006 increased by 132.4% to $55.6 million from $23.9 million for the year ended December 31, 2004, primarily due to sales of nutritional products which contributed $54.0 million, or 97.1% of gross profit for the fiscal year ended March 31, 2006, versus $23.7 million, or 99.1% gross profit for the year ended December 31, 2004. Gross profit for our nutritional products for the fiscal year ended March 31, 2006 increased by 127.8% to $54.0 million from $23.7 million for the year ended December 31, 2004.

Our gross margin increased slightly to 42.1% for the fiscal year ended March 31, 2006 from 41.6% for the year ended December 31, 2004.

Selling and Distribution Expenses

Selling and distribution expenses for the fiscal year ended March 31, 2006 increased by 64.3% to $15.5 million from $9.4 million for the year ended December 31, 2004. The increase in selling and distribution expenses was a result of increased compensation expenses for the sales force and increased shipping and handling and travel expenses in proportion to the increase in sales volume. Total compensation to our sales force for the fiscal year ended March 31, 2006 increased by 364.0% to $4.5 million from $1.0 million for the year ended December 31, 2004. Transportation expenses for the fiscal year ended March 31, 2006 increased by 31.1% to $2.8 million from $2.1 million for the year ended December 31, 2004, and travel expenses for the fiscal year ended March 31, 2006 increased by 102.9% to $1.4 million from $0.7 million for the year ended December 31, 2004. Sales force compensation increased due to the hiring of additional sales personnel in response to our business expansion and greater market penetration. During the fiscal year ended March 31, 2006, we increased our marketing efforts with the addition of more than 800 sales personnel and the expansion of our geographic reach into approximately 1,000 additional townships throughout China.

Advertising and Promotion Expenses

Advertising and promotion expenses for the fiscal year ended March 31, 2006 increased by 146.6% to $20.9 million from $8.5 million for the year ended December 31, 2004 as a result of increased advertising and promotional activity expenses. Promotion expenses for the fiscal year ended March 31, 2006 accounted for 71.1% of total advertising and sales promotion expenses, representing an increase of 149.4% to $14.9 million from $6.0 million for the year ended December 31, 2004, primarily due to an increase in our business activities. Advertising expenses for the fiscal year ended March 31, 2006 accounted for 28.9% of total advertising and sales promotion expenses, representing an increase of 139.8% to $6.0 million from $2.5 million for the year ended December 31, 2004, as we started nationwide advertising campaign to promote our brand.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended March 31, 2006 increased by 83.2% to $5.9 million from $3.2 million for the year ended December 31, 2004. The majority of the increases in general and administrative expenses were for staff salaries and management expenses which accounted for about $1.1 million of the total increase. We incurred an additional $0.9 million in incremental legal, accounting, and consulting costs associated with operating as a public company.

Interest Expense

Interest expense for the fiscal year ended March 31, 2006 increased by 179.6% to $1.8 million from $0.6 million for the year ended December 31, 2004. This increase was mainly a result of interest charged for various bank loans. In addition to increases in notes payable, short-term interest rates also increased during the reporting period.

Interest Income

Interest income for the fiscal year ended March 31, 2006 increased by 170.5% to $0.2 million from $88,000 for the year ended December 31, 2004, due primarily to increased bank deposits.

Provision for Income Taxes

The provision for income taxes, which is computed on an individual legal entity basis, was $1.4 million and $76,000 for the years ended March 31, 2006 and December 31, 2004, respectively. Our effective tax rate increased to 11.6% for the fiscal years ended March 31, 2006 from 3.3% for the year ended December 31, 2004. This increase in effective income tax rate resulted mainly from a major subsidiary, Sheng Yuan Nutritional Food, which became profitable for the fiscal year ended March 31, 2006.

Net Income Attributable to Stockholders

Net income attributable to stockholders for the fiscal year ended March 31, 2006 increased by $11.4 million to $11.0 million from a loss of $0.4 million for the year ended December 31, 2004 due to the factors discussed above.

THREE MONTH TRANSITION PERIOD ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

Net Sales

Net sales for the transition period ended March 31, 2005 increased by 46.2% to $18.7 million from $12.8 million for the same period in the previous year. The increase in net sales resulted from the sales volume increase in our premium infant formula products, including our U-Smart products. The increase in volume of products sold was mainly due to greater market penetration as our distribution network expanded.

Net sales of our nutritional products mostly contributed to the increasing revenue trend. Net sales of our nutritional products for the transition period ended March 31, 2005 increased by 46.0% to $17.3 million from $11.8 million for the same period in the previous year.

•

Sales volume of nutritional products for the transition period ended March 31, 2005 increased by 18.3% to 3,740 tons from 3,161 tons for the same period in the previous year, resulting in an increase of $2.2 million in net sales. This increase was partly due to a significant increase in the sales of our U-Smart infant formula products.

•

Higher average selling price also contributed to the increase in net sales. The average selling price of our nutritional products for the transition period ended March 31, 2005 increased by 23.4% to $4,617 per ton from $3,741 per ton for the same period in the previous year, resulting in an increase of $3.3 million in net sales. The increase in average selling price resulted mainly from changes in product mix toward higher priced premium products.

Net sales from our other activities for the transition period ended March 31, 2005 increased by 48.8% to $1.4 million from $1.0 million for the same period in the previous year. The volume of sales in dairy and other ingredients and packaging materials proportional to the increases in our customers increased significantly for the fiscal year because the business activities of our customers increased rapidly and transactions with industrial customers increased significantly as the sector grew over for the same period.

Cost of Sales

Cost of sales for the transition period ended March 31, 2005, including fees paid to third-party producers, increased by 20.8% to $9.1 million from $7.6 million for the same period in the previous year. The increase in cost of sales was a result of increases in purchases of raw materials proportional to the increases in proportion to our production volume.

Cost of sales for our nutritional products for the transition period ended March 31, 2005 increased by 17.6% to $7.8 million from $6.6 million for the same period in the previous year as a result of increase in sales.

Cost of sales for our other activities for the transition period ended March 31, 2005 increased by 42.4% to $1.4 million from $0.9 million for the same period in the previous year. These cost increases, are in line with the increases in the sales generated from our other activities.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit for the transition period ended March 31, 2005 increased by 83.1% to $9.6 million from $5.2 million for the same period in the previous year.

Gross profit for our nutritional products for the transition period ended March 31, 2005 increased by 81.9% to $9.5 million from $5.2 million for the same period in the previous year. This increase was primarily a result of increased volume of products sold and the increase in average selling price during the transition period. Due to the implementation of targeted sales incentive programs, such as allocating more bonuses for the sales of premium branded products, sales of the higher margin product lines increased at a higher rate, contributing to the increase in gross margin.

Selling and Distribution Expenses

Selling and distribution expenses increased by 67.6% to $4.6 million for the transition period ended March 31, 2005 from $2.7 million for the same period in the previous year. The increase in selling and distribution expenses was a result of increased compensation expenses for the sales force and increased shipping and handling and travel expenses in proportion to the increase in sales volume. The total compensation to the sales force for the transition period ended March 31, 2005 increased by 411.5% to $0.8 million from $0.2 million for the same period in the previous year. Travel expenses for the transition period ended March 31, 2005 increased to $0.2 million from $0.1 million for the same period in the previous year. Sales force compensation increased due to the hiring of additional sales personnel in response to expanding business and greater market penetration.

Advertising and Promotion Expenses

Advertising and promotion expenses for the transition period ended March 31, 2005 increased by 187.1% to $1.1 million from $0.4 million for the same period in the previous year as a result of increased advertising and promotional activity expenses. Advertising expenses for the transition period ended March 31, 2005 increased 63.2% to $0.1 million from $62,000 for the same period in the previous year. Promotion expenses for the transition period ended March 31, 2005 increased 211.2% to $1.0 million from $0.3 million for the same period in the previous year.

General and Administrative Expenses

General and administrative expenses for the transition period ended March 31, 2005 increased by 19.8% to $0.7 million from $0.6 million for the same period in the previous year, primarily due to increased business activities and corporate headcounts.

Interest Expense

Interest expense for the transition period ended March 31, 2005 increased to $0.2 million from $0.1 million for the same period in the previous year, primarily due to increased bank borrowings.

Provision for Income Taxes

The provision for income taxes, which is computed on a per subsidiary basis, was $32,000 and $19,000 for the three months ended March 31, 2005 and 2004, respectively. The difference in income tax provisions was due to changes in the status of tax holidays. Our effective tax rate decreased to 1.0% for the transition period ended March 31, 2005 from 1.3% for the three months ended March 31, 2004 due to effects from these related tax holidays.

Net Income Attributed to Stockholders

Net income attributable to stockholders for the transition period ended March 31, 2005 increased by 374.9% to $4.4 million from $0.9 million for the same period in the previous year due to the factors discussed above.

QUARTERLY FINANCIAL INFORMATION

The following table sets forth our selected quarterly consolidated statement of operations data for the periods indicated. You should read the following table in conjunction with our audited consolidated financial information and related notes included elsewhere in this prospectus. We have prepared the quarterly financial information on the same basis as our consolidated financial statements. The quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our consolidated financial statements as of and for the fiscal years ended March 31, 2006 and 2007, for the year ended December 31, 2004, for the transition period of the three months ended March 31, 2005 and for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 have been restated. See “Risk Factors—Risks Relating to Our Business—We have experienced certain weaknesses and deficiencies with our internal control over financial reporting. Among other things, these deficiencies have made it necessary for us to restate certain of our financial statements in the recent past. Any further failure to accurately report our financial results, including any resulting restatement, could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock, or possibly lead to the delisting of our common stock by the Nasdaq Global Select Market,” and “Risk Factors—Risks Related to Our Business—The deficiencies we have experienced with our internal control over financial reporting have caused our management and our independent registered public accounting firm to find that we have “material weaknesses” in our internal control environment. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or detect fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months Ended
	June 30, 2005 (as restated)	September 30, 2005 (as restated)	December 31, 2005 (as restated)	March 31, 2006 (as restated)	June 30, 2006 (as restated)	September 30, 2006 (as restated)	December 31, 2006 (as restated)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	($ in thousands)
Net sales	21,164	30,172	43,805	37,148	49,107	45,617	56,314	65,567	67,492	86,202	100,205
Cost of sales	11,656	15,624	27,930	21,443	27,647	22,208	28,183	31,862	30,430	39,576	49,627

Gross profit	9,508	14,548	15,875	15,705	21,460	23,409	28,131	33,705	37,062	46,626	50,578

Total operating expenses:
Selling and distribution expense	1,815	3,910	5,440	4,329	5,042	5,194	10,093	5,232	7,574	8,316	10,301
Advertising and promotion expenses	5,257	6,198	4,809	4,644	6,474	11,060	12,419	22,369	18,448	22,006	18,974
General and administrative expenses	915	2,106	1,282	1,593	1,032	1,372	2,036	2,591	2,880	3,667	5,942
Total operating expenses	7,987	12,214	11,531	10,566	12,548	17,626	24,548	30,192	28,902	33,989	35,217

Income from operations	1,521	2,334	4,344	5,139	8,912	5,783	3,583	3,513	8,160	12,637	15,361

Interest expense	361	830	299	294	345	427	548	576	2,174	2,594	1,388
Interest income	64	40	2	132	61	60	109	126	352	848	339
Other income (expense), net	526	72	(60)	152	138	156	62	863	(265)	223	(545)

Income before provision for income tax	1,750	1,616	3,987	5,129	8,766	5,572	3,206	3,926	6,073	11,114	13,767

Provision for income tax	26	279	209	932	795	651	287	(137)	729	1,334	2,571

Net income before minority interests	1,724	1,337	3,778	4,197	7,971	4,921	2,919	4,063	5,344	9,780	11,196

Minority interests	—	—	—	1	—	—	—	—	4	8	(7)

Net income attributable to stockholders	1,724	1,337	3,778	4,196	7,971	4,921	2,919	4,063	5,340	9,772	11,203

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition has improved during the nine months ended December 31, 2007. Our cash and cash equivalent balance increased by $69.8 million to $90.6 million at December 31, 2007, as compared to $20.8 million at March 31, 2007. For the fiscal years ended March 31, 2006 and 2007 and the nine months ended December 31, 2006, we had negative working capital primarily due to short-term borrowings to fund capital expenditures and to support our rapid increase in inventory relating to the increase in our sales revenues.

The following table sets forth, for the periods indicated, certain information relating to our cash flows:

	Fiscal Years Ended March 31,		Nine Months Ended December 31,
	2006 (as restated)	2007 (as restated)	2006 (as restated)	2007
	($ in thousands)
Net cash provided by (used in) operating activities	10,494	14,766	(4,711)	16,250
Net cash used in investing activities	(14,423)	(17,908)	(12,184)	(12,426)
Net cash provided by financing activities	2,520	16,425	16,406	62,710
Effect of foreign currency translation on cash and cash equivalents	1,274	1,876	1,478	3,205
Net cash flow	(135)	15,159	989	69,739

Cash Flows from Operating Activities

Net cash provided by operating activities was $16.3 million for the nine months ended December 31, 2007, as compared to net cash used in operating activities of $4.7 million for the nine months ended December 31, 2006. Net cash provided by operating activities in the nine months ended December 31, 2007 was mainly due to net income of $26.3 million, a $12.0 million increase in accounts payable, and a $12.0 million decrease in amounts due from related parties, partially offset by a $30.5 million increase in inventory. The increase in inventory resulted from the increase in our sales activities. We purchased additional raw materials in order to produce more products in January ahead of the Chinese New Year holiday, which occurred in February 2008, during which period our production lines were stopped for planned maintenance.

Net cash provided by operating activities was $14.8 million for the fiscal year ended March 31, 2007, mainly due to net income of $19.9 million, a $3.3 million increase in advances from customers, and a $4.1 million increase in deferred revenue, partially offset by a $4.6 million increase in inventory, a $4.0 million increase in accounts receivable, and a $3.1 million increase in amounts due from related parties. The increases in inventory, accounts receivable, and advances from customers primarily resulted from the increase in our sales. The increase in amounts due from related parties primarily resulted from increased prepayment to Honnete for the purchase of whey protein.

Net cash provided by operating activities was $10.5 million for the fiscal year ended March 31, 2006, primarily due to net income of $11.0 million, and a $5.8 million increase in accounts payable, partially offset by a $5.0 million increase in inventory and a $4.5 million decrease in amounts due to related parties. The increases in accounts payable and inventory primarily resulted from increases in our sales. The decrease in amounts due to related parties resulted from reduced purchases from related parties.

Cash Flows from Investing Activities

Net cash used in investing activities was $12.4 million for the nine months ended December 31, 2007, as compared to $12.2 million for the nine months ended December 31, 2006. This was due primarily to our plant expansion to increase our production capacities. Cash invested in purchases of property and equipment was $14.1 million and $10.9 million for the nine months ended December 31, 2007 and 2006, respectively. Restricted cash decreased by $2.8 million in the nine months ended December 31, 2007, as compared to an increase of $1.4 million in the nine months ended December 31, 2006. Restricted cash represents cash deposited with banks as security against notes payable.

Net cash used in investing activities was $17.9 million for the fiscal year ended March 31, 2007 and $14.4 million for the fiscal year ended March 31, 2006. Net cash used in investing activities for these two fiscal years was primarily for the construction of facilities and purchase of new machinery and equipment. In addition, restricted cash decreased by $3.5 million in the fiscal year ended March 31, 2007 and increased by $6.2 million in the fiscal year ended March 31, 2006.

Cash Flows from Financing Activities

Net cash provided by financing activities was $62.7 million for the nine months ended December 31, 2007, as compared to $16.4 million for the nine months ended December 31, 2006. The cash provided by financing activities during the nine months ended December 31, 2007 was primarily related to the proceeds from the issuance of common stock to Warburg Pincus Private Equity IX, L.P., or Warburg, and from borrowings from ABN, partially offset by the repayment of short-term borrowings from domestic banks. Net cash provided by financing activities for the nine months ended December 31, 2006 was primarily related to the proceeds from short-term bank loans of $56.0 million, partially offset by the repayment of short-term borrowings of $39.5 million.

Net cash provided by financing activities for the fiscal year ended March 31, 2007 was $16.4 million, primarily related to the proceeds from bank loans of $32.6 million, partially offset by the repayment of short-term borrowings of $16.2 million.

Net cash provided by financing activities for the fiscal year ended March 31, 2006 was $2.5 million, primarily related to the proceeds from short-term bank loans of $14.7 million, partially offset by the repayment of short-term borrowings of $12.7 million.

Outstanding Indebtedness

On October 11, 2007, ABN and certain other lenders provided a three year term loan to us in the aggregate amount of $35.0 million. The principal amount, and any unpaid accrued interest, is due on October 11, 2010 and may be prepaid without penalty. The proceeds of the loan were used to pay the outstanding principle and accrued interest of certain six-month term loans provided to us by ABN on April 19, 2007. The loan bears interest at LIBOR for deposits in U.S. dollars plus 3.5% with interest payable on the last day of each three month period. The loans are secured by a pledge of 10,000 shares of common stock, or 100% of the outstanding common stock of Synutra Illinois.

The loan agreement with ABN provides for prepayment upon the occurrence of certain events, and contains customary covenants for financings of this type, including restrictions on the incurrence of liens, payment of dividends, and disposition of properties. We have performed an analysis of the relevant ratios regarding the above restrictions and confirmed that these financial covenants were satisfied as of December 31, 2007.

In addition to the loan from ABN, as of December 31, 2007, we had short-term loans from banks in the amount of $17.1 million bearing interest ranging from 6.39% to 7.29% per annum.

As at December 31, 2007, Baoquanling had a 3 year long-term loan from Junchuan Ranch of Heilongjiang Province in the amount of $1.8 million bearing interest at 3.24% per annum. The loan, maturing on August 16, 2008, is secured by a guarantee from Honnete and a personal guarantee from our chief executive officer and his spouse.

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing and amount of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

Below is a table setting forth our contractual obligations as of March 31, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)
Operating lease obligations	728	355	373	—	—
Short-term debt and related interest payments	54,328	54,328	—	—	—
Long-term debt and related interest payments	—	—	—	—	—
Advertising and purchase of raw materials commitments	—	—	—	—	—
Capital commitments	—	—	—	—	—

Total	55,056	54,683	373	—	—

Below is a table setting forth our contractual obligations as of December 31, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)
Operating lease obligations	20	20	—	—	—
Short-term debt and related interest payments	19,610	19,610	—	—	—
Long-term debt and related interest payments	43,095	2,914	40,181	—	—
Advertising and purchase of raw materials commitments	27,800	27,800	—	—	—
Capital commitments	14,500	14,500	—	—	—

Total	105,025	64,844	40,181	—	—

We computed the long-term debt-related interest based on the interest rate as of December 31, 2007.

As of December 31, 2007, our FIN 48 liability, including interest and penalty, was $0.4 million. We are unable to reasonably estimate the timing of the effective settlement of this tax position.

Capital Expenditures

Our capital expenditures were $15.4 million and $10.9 million for the nine months ended December 31, 2007 and 2006, respectively, and were $21.6 million, $8.2 million, and $14.9 million for the fiscal years ended March 31, 2007 and 2006 and the year ended December 31, 2004, respectively. Our capital expenditures were mainly used for the expansion of our Junchuan, Zhangjiakou, and Qingdao facilities. To meet the expected growth of our business and to broaden our product portfolio, we plan to expend the following amounts in connection with our expansion plan:

•	RMB330.0 million ($45.2 million) for the expansion of our Zhangjiakou and Junchuan facilities, increasing our raw milk processing capacity at these facilities by 20,000 tons per year;

•	RMB200.0 million ($27.4 million) for the expansion of our Qingdao facility, increasing our dry-mixing processing capacity by 84,000 tons per year;

•	RMB60.0 million ($8.2 million) for the construction of a new raw milk processing facility in Harbin, adding additional raw milk processing capacity of 15,000 tons per year;

•

RMB30.0 million ($4.1 million) for the construction of new facilities in Zhenglanqi and Qingdao Mei Tai, which are designed to engage in the production of nutritional foods and nutritional supplement ingredients, respectively, with production capacities of 9,000 tons per year and 3,000 tons per year, respectively; and

•	RMB80.0 million ($11.0 million) for the construction of a new research and development facility in Beijing, expected to be completed by late 2010.

Unless otherwise noted above, we expect to complete each project by March 31, 2009.

Upon the completion of the above expansion projects, we expect to have total raw milk processing capacity of 75,000 tons per year, total packaging capacity of 82,000 tons per year and total dry-mixing processing capacity of 120,000 tons per year.

We believe that our cash on hand plus cash flow from operations will be sufficient to meet our present cash needs, including our cash needs for working capital and other short term needs, and will also be sufficient to meet our needs for our capital expenditures for projects to be completed or started for the next 12 months. These amounts, together with the net proceeds from this offering, will be sufficient for our capital expenditure needs for the foreseeable future. However, we may, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or off-balance sheet financing arrangements. However, we guarantee certain bank loans to farmers as discussed below.

As of December 31, 2007, we had an outstanding guarantee issued to the Zhangbei Branch of the Agricultural Bank of China related to various bank loans of $1.1 million to 104 dairy farmers in the Zhangbei area of Hebei Province in China. Such loans matured on December 25, 2007, but as of December 31, 2007, none of the loans had been repaid and the total outstanding loan amount remained $1.1 million.

On December 27, 2007, the PBOC and the CSRC issued a joint decree requesting all banks in China to extend their loans to the dairy farmers with maturity dates between January 1, 2006 to June 30, 2008. The PBOC and the CBRC did not specify the extension periods for such loans but rather directed the lending banks to determine the length of such extension.

This decree represents the PRC government’s efforts to boost the country’s raw milk production which has been challenged by rising animal feed costs. In order to encourage dairy farmers to increase their production without substantially increasing milk prices, the government is taking initiatives to subsidize the dairy farmers.

To our best knowledge, the Agricultural Bank of China has not determined the extension period for the above loans. Although we are in discussions with the lending bank to determine the extension periods for such loans, no agreement has been reached and we are still obligated under the guarantee. We have prepared our best estimate of possible losses related to these loans based on a weighed average range of likely probabilities and potential payments that would be required under the guarantee, and estimated a potential loss of $0.4 million related to the guarantee. This amount has been recorded as current liability on our balance sheet.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Defining Fair Value Measurement,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2007, which is our fiscal year ending March 31, 2009. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159, which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for the fiscal years beginning after November 15, 2007, which is our fiscal year ending March 31, 2009. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination,” or SFAS 141R, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, such that adjustments made to valuation allowances on deferred income taxes and acquired income tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would apply the provisions of SFAS 141R. An entity may not apply it before that date. Given SFAS 141R relates to prospective business combinations, currently we have not determined the potential effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

On March 19, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133,” or Statement 161. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No 133, “Accounting for Derivative Instruments and Hedging Activities,” and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

•	disclosure of the objectives for using derivative instruments to be disclosed in terms of underlying risk and accounting designation;

•	disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

•	disclosure of information about credit-risk-related contingent features; and

•	cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

Adoption of Statement 161 in the future could have a material impact on our reported results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The objective of our policies is to mitigate potential income statement, cash flow and fair value exposures resulting from possible future adverse fluctuations in rates. We evaluate our exposure to market risk by assessing the anticipated near-term and long-term fluctuations in interest rates and foreign exchange rates. This evaluation includes the review of leading market indicators, discussions with financial analysts and investment bankers regarding current and future economic conditions and the review of market projections as to expected future rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Considering the amount of our cash and cash equivalents as of December 31, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately $0.9 million in value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs. According to the National

Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.8%, 1.5% and 4.8% in the years 2005, 2006 and 2007, respectively, and in January 2008, the change in China’s Consumer Price Index increased to 7.1%.

Interest Rate Risk

We did not experience any material changes in interest rate exposures during the three and nine months ended December 31, 2007. Based upon economic conditions and leading market indicators at December 31, 2007, we do not foresee a significant adverse change in interest rates in the near future and do not use interest rate derivatives to manage exposure to interest rate changes.

Currently, we are exposed to interest rate risk primarily associated with the ABN three-year term loan, a variable-rate debt obligation based on LIBOR. As of December 31, 2007, the carrying value of our long-term debt with ABN is $35.0 million.

Concentration of Credit Risk

We are subject to concentrations of credit risk consisting primarily of accounts receivable. We perform ongoing credit evaluations with respect to the financial condition of our debtors, but do not require collateral. In order to determine the value of our accounts receivable, we record a provision for doubtful accounts to cover probable credit losses. Our management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable. We are exposed to the following risks:

(i) Credit risks - We have policies in place to ensure that sales of products are made to customers with an appropriate credit history. We also have a concentration of credit risk due to (1) geographic sales as substantially all of our products are marketed and sold in China; and (2) our export of chondroitin sulfate through a single importer in North America.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii) Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5% per annum, but such interest rates are subject to changes in the LIBOR rate. Our income and cash flows are substantially independent of changes in market interest rates. We have no significant interest-bearing assets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 27, 2007, we dismissed Rotenberg Co., or Rotenberg, our then independent registered public accounting firm, who was engaged to audit our financial statements. We dismissed Rotenberg because the growth and size of our operations required us to select an accountant with greater resources and a more global scale. The dismissal was effective immediately and was approved by the audit committee of our board of directors.

Rotenberg’s audit reports on our consolidated financial statements for the years ended March 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of our financial statements for each of the fiscal years ended March 31, 2007 and 2006, there were no disagreements between Rotenberg and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Rotenberg’s satisfaction, would have caused Rotenberg to make reference to the subject matter in their report on our consolidated financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

On July 27, 2007, we engaged Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, as our new independent registered public accounting firm. The engagement was approved by the audit committee of our board of directors. No relationship existed in any manner between Deloitte and us prior to the date we engaged Deloitte.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our business reputation, financial condition and operating results and investor confidence could be adversely affected. We and our independent registered public accounting firms have in the past identified, and may in the future discover, weaknesses and deficiencies in areas of our internal controls that need improvement.

For example, due to certain weaknesses and deficiencies in our internal control over financial reporting, we were required to restate our financial statements for the fiscal years ended March 31, 2006 and 2007, for the year ended December 31, 2004, for the transition period for the three months ended March 31, 2005, for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 to: (i) reclassify certain line items; (ii) revise our accounting treatment of a certain government grant; (iii) correct cut-off errors in recording certain revenues and expenses, and (iv) revise our disclosures regarding an aborted acquisition and our share ownership in one of our subsidiaries. In January 2008, we determined to restate our prior financial statements again to correct the presentation of our financial statements to show a transition period, to appropriately allocate certain expenses, and to include a schedule for parent only financials.

Later, in connection with the review of our financial statements for the three months ended June 30, 2007 and September 30, 2007, our independent registered public accounting firm and our management identified two material weaknesses and five significant deficiencies. A material weakness is defined by the Public Company Accounting Oversight Board, or PCAOB, as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is defined by the PCAOB as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Our material weaknesses related to:

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deficiencies in design and operation of our internal control over the financial closing and reporting process as evidenced by, among others, the inadequate state of our financial records, our lack of sufficient personnel with appropriate knowledge, experience and training in US GAAP, and the lack of clear organization and an accountability structure in our internal accounting function; and

•	our lack of a comprehensive process to implement, regularly monitor and document antifraud programs and controls with respect to financial accounting.

The significant deficiencies related to:

•	our granting excessive user access to critical accounting functions;

•	our failure to maintain a high level of security within our computer operating systems and applications;

•	our defective security policies and procedures with respect to our computer servers;

•	our failure to maintain information technology backup data and deficiencies in our business continuity planning; and

•	our failure to adequately manage changes in our information technology infrastructure.

We had also retained the services of an independent consulting firm specializing in independent internal audit and business and technology risk to help us evaluate the effectiveness of our internal controls and systems. The independent consulting firm completed its engagement and provided us with its recommendations in January 2008. Despite these efforts to address the deficiencies in our internal controls, we believe there may still be weaknesses and deficiencies in our internal controls over financial reporting that require improvement.

Most recently, our independent registered public accounting firm and our management identified one material weakness and four significant deficiencies with our internal controls and internal audit mechanisms in connection with their review of our financial statements for the three months ended December 31, 2007. The material weakness related to the inadequate independence of our internal audit personnel and the lack of competent personnel and resources, and the fact that we did not perform systematic risk assessment for the development of our internal audit plan.

The four significant deficiencies related to:

•	lack of management oversight to ensure related party transactions are completed under existing commercial terms;

•	inadequate segregation of staff’s duties (for example, our staff accountants could both handle cash and prepare and review journal entries);

•	our lack of formal policies and procedures to ensure that sales return information was promptly communicated to our finance personnel or formal procedures for the accrual of sales rebates; and

•	our improper grant of access to our sales and distribution system to users who did not have business need for such access.

Moreover, our chief executive officer and chief financial officer reviewed and evaluated the effectiveness of our disclosure controls and procedures, of which internal control over financial reporting forms an integral part, as of June 30, September 30 and December 31, 2007, and identified the following material weaknesses:

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we did not maintain a sufficient complement of personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of US GAAP commensurate with our complex financial accounting and reporting requirements and low materiality thresholds;

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we did not have effective controls to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis; and

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our internal audit function is not adequately staffed, and did not have a robust risk assessment process in place to regularly monitor and document the procedures, programs and controls related to our financial reporting.

Due to these material weaknesses and significant deficiencies in our internal control over financial reporting—as evidenced by the significant number and magnitude of out-of-period adjustments identified during the year-end and period-end closing process and the resulting restatements—we previously concluded in our prior SEC filings that our disclosure controls and procedures were not effective at the reasonable assurance level, and that investors should not rely on our prior financial statements.

We had developed and implemented remediation plans to address our material weaknesses and significant deficiencies in our internal control over financial reporting in connection with our fiscal year ended March 31, 2008. During the fiscal quarter ended December 31, 2007, we conducted a program to plan the remediation of all identified material weaknesses and significant deficiencies using a risk-based approach based on the “Internal Control—Integrated Framework” issued by COSO. These plans contemplate various changes in process, procedures, policy, training and organizational design, and are currently being implemented. In addition, we plan to hire and/or appoint new managers in the accounting area and engage accounting professionals from external resources to address internal control weaknesses related to technical accounting.

The following specific remedial actions are in process to address the material weaknesses and significant deficiencies in our internal control over financial reporting described above:

1. Reorganize and restructure our corporate accounting staff, or corporate accounting, by (i) revising the reporting structure and establishing clear roles, responsibilities, and accountability, (ii) hiring additional technical accounting personnel to address our complex accounting and financial reporting requirements, and (iii) assessing the technical accounting capabilities at our subsidiaries to ensure the right complement of knowledge, skills, and training.

2. Improve period-end closing procedures by (i) requiring all significant non-routine transactions to be reviewed by corporate accounting, (ii) ensuring that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy by qualified accounting personnel, (iii) implementing a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate, and (iv) developing better monitoring controls at corporate accounting and at our subsidiaries.

3. Reorganize our internal audit function by (i) hiring additional personnel with an appropriate internal auditing knowledge and experience, (ii) ensuring the independence of the internal audit function in corporate structure, and (iii) developing and implementing systematic risk assessment procedures, programs and controls.

In addition, we are in the process of further refining and enhancing our internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm on our internal controls starting with our annual report for the fiscal year ended March 31, 2008.

CORPORATE STRUCTURE AND HISTORY

General

We are a Delaware holding company and conduct substantially all of our business through our nine operating subsidiaries in China. We own all or nearly all of the equity in our nine operating subsidiaries, directly or indirectly, through Synutra, Inc., or Synutra Illinois, an intermediate holding company. Synutra Illinois was incorporated in Illinois in 2000 and has no other significant assets and operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding company structure allows our management and stockholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations.

We began our business operations in China in 1998 through Qingdao Sheng Yuan Dairy Co., Ltd., or Qingdao Sheng Yuan, a sino-foreign joint venture formed between Honnete, a company founded and controlled by Liang Zhang, our founder, chief executive officer and chairman, and a French corporation, Sodiaal Industry Co., Ltd., or Sodiaal. In 2003, Honnete, together with Synutra Illinois, which was controlled by Liang Zhang, acquired the 55% interest held by Sodiaal in Qingdao Sheng Yuan. Subsequently, in a series of related transactions between 2003 and 2005, Synutra Illinois acquired all the interest in our operating subsidiaries in China, including Qingdao Sheng Yuan.

On July 15, 2005, Synutra Illinois completed a reverse acquisition transaction with Vorsatech Ventures, Inc., or Vorsatech. In this reverse acquisition transaction, Vorsatech (i) canceled approximately 1,517,500 shares of common stock owned by certain of its then existing stockholders; (ii) issued 36,000,000 and 10,000,000 shares of common stock to Beams Power Investment Limited and Strong Gold Finance Ltd., or Strong Gold, respectively, in exchange for all of the outstanding capital stock of Synutra Illinois held by them; (iii) issued 2,844,500 shares of common stock to various financial consultants and/or their designees; and (iv) issued 35,000 shares of common stock to a finder. Upon the consummation of this share exchange transaction, Vorsatech’s total issued and outstanding common stock equaled 50,000,713 shares, including 48,879,500 shares issued pursuant to the reverse acquisition transaction and 1,121,213 shares owned by Vorsatech’s existing stockholders. Beams Power Investment Limited is an entity controlled by Liang Zhang through his wife, and Strong Gold is an entity controlled by Liang Zhang. Thereafter, Synutra Illinois became Vorsatech’s wholly owned subsidiary and Vorsatech became the reporting entity for our business. We subsequently changed the name of the reporting entity to Synutra International, Inc.

The 10,000,000 shares of our common stock held by Strong Gold were held for the benefit of certain friends and associates of Liang Zhang and 1,426 of our employees, including Liang Zhang himself, while they were waiting for SAFE approval. These shares were subsequently transferred in a series of transactions for the benefit of such friends and associates of Liang Zhang and the employees and were thereafter held by them, either directly or through entities controlled by them.

In July 2005, we changed our fiscal year end from December 31 to March 31 beginning with the fiscal year ended March 31, 2005. This change was intended to simplify communication with stockholders and enables the reporting of our financial results in a timeframe consistent with Vorsatech. Due to this change of fiscal year end, we established a three month transition period from January 1 through March 31, 2005. The results from this time period are referred to throughout this prospectus as “T 2005” or the “transition period.”

On May 24, 2007, we entered into a Common Stock Purchase Agreement with Warburg Pincus Private Equity IX, L.P., or Warburg, pursuant to which we sold to Warburg four million shares of common stock for an aggregate purchase price of $66 million. The closing of the transaction took place on June 15, 2007.

The following is a brief description of our nine operating subsidiaries in China.

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Qingdao Sheng Yuan located in Qingdao, Shandong, China, was established in January 1998 and is primarily engaged in the sales and marketing of our nutritional products. Synutra Illinois acquired a 40% ownership interest in Qingdao Sheng Yuan from Sodiaal in December 2003 and a 60% ownership interest in Qingdao Sheng Yuan from Sheng Zhi Da Dairy Group Corporation, or Sheng Zhi Da, in February 2005. In order to streamline our corporate structure, we are currently in the process of winding up Qingdao Sheng Yuan.

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Sheng Yuan Nutritional Food Co., Ltd., formerly known as Qingdao St. George Dairy Co., Ltd., located in Qingdao, Shandong, China, was established by Synutra Illinois in September 2001 and is engaged in the packaging, shipping and distribution of all of our products. Synutra Illinois transferred a 75% ownership interest in Sheng Yuan Nutritional Food Co., Ltd. to Sheng Zhi Da in March 2004 and acquired back the equity interest in February 2005.

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Luobei Sheng Yuan Dairy Co., Ltd., located in Luobei, Heilongjiang, China, was established in April 2001 and is engaged in raw milk processing. Synutra Illinois acquired 67% and 33% of the ownership interest in Luobei Sheng Yuan Dairy Co., Ltd. from Sheng Zhi Da and Xiuqing Meng, respectively, in January 2005.

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Zhangjiakou Sheng Yuan Dairy Co., Ltd., or Zhangjiakou, located in Zhangjiakou, Hebei, China, was established in March 2004 with Synutra Illinois and Sheng Zhi Da holding 40% and 60%, respectively, of its equity interests and is engaged in raw milk processing. Synutra Illinois acquired the remaining 60% ownership interest in Zhangjiakou from Sheng Zhi Da in April 2005.

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Inner Mongolia Sheng Yuan Food Co., Ltd., located in Zhenglanqi, Inner Mongolia, China, or Inner Mongolia Sheng Yuan, was established in September 2006 and has been constructing its production facilities since its establishment. Inner Mongolia Sheng Yuan is expected to commence production of nutritional food products in late 2008.

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Inner Mongolia Meng Yuan Food Co., Ltd., or Meng Yuan, located in Fengzhen, Inner Mongolia, China, commenced operations in July 2007 and is engaged in raw milk processing. Meng Yuan was acquired by Zhangjiakou from its then shareholders in November 2006.

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Mei Tai Technology (Qingdao) Co., Ltd., or Mei Tai, located in Qingdao, Shandong, China, was established in November 2006 to produce certain nutritional supplements and ingredients. The production facilities for Mei Tai are currently being constructed.

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Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd., or Baoquanling, located in Junchuan, Heilongjiang, China, is engaged in raw milk processing. Liang Zhang previously owned an 80% interest in Baoquanling. Liang Zhang sold all of his interest in Baoquanling to Sheng Zhi Da in October 2006. Sheng Zhi Da subsequently sold its interest in Baoquanling to Harbin Kang Pu Dairy Co., Ltd., or Harbin Kang Pu, in April 2007. We acquired Harbin Kang Pu’s equity interest in Baoquanling for $1.4 million in May 2007. Immediately after the acquisition of this equity interest, we made an aggregate capital injection of $29.7 million into Baoquanling and, as a result, our ownership interest in Baoquanling increased to 99%.

•	Heilongjiang Baoquanling Sheng Yuan Dairy Cow Breeding Co., Ltd., located in Junchuan, Heilongjiang, China, was established in November 2007 by Baoquanling as a training facility for dairy farmers.

Our subsidiaries also previously included Beian Yi Pin Dairy Co., Ltd., or Beian, which was engaged in the production and processing of nutritional products and various milk powder products. We sold Beian to Boom Healthy Development Limited in May 2007 for $2.0 million. This divestiture was not treated as discontinued operation as we still have an on-going supplier relationship with this business.

The following chart reflects our organizational structure as of the date of this prospectus.

INDUSTRY

OVERVIEW

According to the October 2007 country sector report on China’s baby food industry issued by Euromonitor International, or Euromonitor, an independent market research firm, or the Euromonitor Report, the baby food industry in China consists of three major categories: milk formula, prepared baby food and dried baby food, among which milk formula, which comprises primarily powdered milk formula, is the largest category. Milk formula consists of standard milk formula, follow-on milk formula, toddler milk formula and special baby milk formula, which we collectively refer to in this prospectus as infant formula.

GROWTH PROSPECTS

China’s baby food industry has grown significantly in the past five years. Sales of infant formula products in China grew from RMB7.9 billion ($1.1 billion) in 2002 to RMB15.8 billion ($2.2 billion) in 2006, according to the Euromonitor Report. Euromonitor estimated that total sales value of infant formula in China will grow to RMB20.3 billion ($2.8 billion) in 2007, or an increase of 28.2% from that in 2006, and will grow at a CAGR of 20.8% from RMB20.3 billion ($2.8 billion) in 2007 to RMB52.3 billion ($7.2 billion) in 2012. The other two categories of baby food are expected to grow at a similar or slightly slower pace from 2007 to 2012. China is one of the fastest growing baby food markets due to its growing affluence, increasing awareness of health and nutrition as well as changing consumer behavior and perception toward factory-produced baby food. We believe that China’s baby food industry, and in particular the infant formula market, has grown, and is likely to continue to grow, due to the following factors.

Growing Penetration Rate

In 2007, 16.3 million babies were born in China, according to Euromonitor, accounting for approximately 12% of the world’s newborns that year. We believe the percentage of infants in China that consume infant formula remains relatively low compared to more developed economies in Europe and North America. Furthermore, consumption of infant formula products in China is unbalanced, with most of the consumption concentrated in large cities and economically more developed regions, while consumption by the rural population is far less than that of the urban population. We believe that there are significant growth opportunities as China’s rapid economic development and growing affluence in less developed regions further drive increased consumption of infant formula products.

Growing Affluence and Higher Consumption

China’s economy has grown significantly in recent years. According to the NBS, China’s gross domestic product, or GDP, has increased from RMB12.0 trillion ($1.6 trillion) in 2002 to RMB25.0 trillion ($3.4 trillion) in 2007. The International Monetary Fund also estimated that China’s real GDP should grow at an annual growth rate of 10.0% in 2008. China’s economic growth has resulted in a significant increase in household disposable income in China. According to the NBS, between 2002 and 2007, urban household disposable income per capita increased from RMB7,703 ($1,055) to RMB13,786 ($1,887), or a CAGR of 17.4%, and rural household disposable income per capita increased from RMB2,476 ($339) to RMB4,140 ($557), or a CAGR of 12.1%.

We believe that as GDP and disposable income increase, nutritional products become more affordable and consumers generally spend an increasing portion of their disposable income on nutritional products for their children. The significant growth in China’s economy and in disposable income among consumers in China have led to, and are expected to continue to lead to, greater awareness of the importance of nutritional products to the health and well-being of infants and children. This has, in turn, led to stronger demand for nutritional products, including infant formula.

Greater Awareness of Brand Image and Nutritional Value

We believe China’s growing household disposable income and improved living standards have led to greater brand and health awareness among the population and demand for better quality and more sophisticated food products with greater nutritional value. As people become more affluent, we believe the growth in their spending on quality health and nutrition will outpace spending in other areas, which is expected to drive growth in both pediatric and adult dairy-based nutritional products. Furthermore, as infant formula producers expand their sales and marketing efforts in healthcare facilities, supermarkets and other retail and advertising channels, we expect public awareness of the nutritional benefits associated with infant formulas to continue to grow, enabling producers to penetrate into China’s sizeable customer base with significant growth potential.

Changing Demographics of Working Women and Views Towards Infant Formula

We believe that demand for infant formula products should continue to grow in China as a result of more women entering the workforce in China and working mothers increasingly rely on infant formula to meet or supplement the nutritional needs of their children. This is also due to the fact that working women find breastfeeding to be impractical, resulting in a decrease in breastfeeding in China. According to UNICEF, the breastfeeding rate in China has decreased from 76% in 1998 to 64% in 2004. We believe that more women in China are choosing to use infant formulas following the first few months after giving birth. This is due, in part, to increasing acceptance by women in China that infant formula products provide adequate nutrition for their children.

INDUSTRY TRENDS

Preference for Premium Brands

We believe there has been increasing demand in China for premium infant formula products due to increasing consumer awareness of brand image and the perceived nutritional value of the products and services offered. We believe many consumers tend to regard higher prices as indicative of higher quality and higher nutritional value, and as a result consumers with higher disposable incomes are increasingly inclined to purchase higher priced products, particularly in the areas of infant formula and other nutritional products. In response to this trend, both multinational and domestic producers have launched premium products with ingredients such as docosahexanoic acid, or DHA fatty acid, and arachidonic acid, or ARA fatty acid, to achieve higher margins and to boost brand image.

Increase in Unit Cost

At the same time, due to the rising cost of ingredients in the global market, we expect infant formula prices to continue to rise. Producers of high quality infant formula products generally can pass higher raw material costs on to consumers due to the strong brand loyalty generally associated with premium brands. However, rising raw material costs puts financial pressure on smaller competitors that do not have economies of scale or premium brand reputation, which we expect may result in greater industry consolidation.

Increased Regulation

Recent problems in China with the quality of baby food have negatively affected consumer confidence in infant formulas. As a result, the PRC government has implemented new, more stringent regulations for infant and child food manufacturers (in addition to general food industry regulations) specifying standards of company size and scale of production, technical expertise and suitability of production facilities, and good production standards. For example, recent PRC regulations have imposed minimum scale requirements for the construction of new infant formula production lines or facilities, such as the requirement that any such new production lines or facilities must produce at least 200 tons per day. These regulations have increased barriers to entry in the infant formula industry and, in certain cases, have resulted in small scale infant formula producers exiting the industry. See “Regulation.”

Increasing Competitiveness of Domestic Producers

China’s infant formula market is highly competitive. Both multinational producers and domestic producers compete in China’s baby food market. According to data reported by the PRC National Commercial Information Center, or CIC, an entity affiliated with the PRC General Chamber of Commerce responsible for collecting retail sales data, in 2007, there were over 30 companies selling infant formula products in China, with the top ten producers accounting for 78.6% of total infant formula products sold in China. The market shares of the top five infant formula producers differed by less than five percentage points in 2007. Historically, many multinational producers have focused on China’s major urban centers. Combined with their early-mover advantage and higher perceived quality, multinational producers such as Mead Johnson and Numico have historically enjoyed higher market shares than domestic Chinese companies in these more affluent markets. Many domestic baby food producers focused on the mass market with low-to mid-priced products, and have sought to penetrate the rural regions through wider retail networks.

However, with improvements in production technology and increases in consumption levels, some domestic companies have entered the mid- and high-end markets which have historically been dominated by a few multinational brands. Increased consumption in small to mid-size cities and rural areas in China has further helped domestic brands. As a result, domestic brands, such as Synutra, Yashili and Yili, are gaining market share, challenging the competitive position of multinational brands in the national market. According to CIC, among the top ten producers of infant formula products in China in 2007, five are domestic companies, whereas a few years ago multinational brands dominated the market.

The following table provides market share data in China for multinational and domestic producers of milk powder products (by category and total) for the year ended December 31, 2007.

Market Share of Milk Powder Products for the Year Ended December 31, 2007

Infant Formula(1)			Adult Milk Powder(2)			Total Market
Ranking	Brand	Market Share by Sales	Ranking	Brand	Market Share by Sales	Ranking	Brand	Market Share by Sales
1	Dumex	12.4%	1	Nestle	23.4%	1	Yili	12.2%
2	Mead Johnson	10.4%	2	Yili	20.1%	2	Nestle	11.3%
3	Yili	9.8%	3	Sanlu	13.2%	3	Dumex	9.6%
4	Synutra	9.0%	4	Nanshan	5.5%	4	Mead Johnson	8.0%
5	Nestle	7.7%	5	Wondersun	3.7%	5	Synutra	7.6%

Total of top 5 brands		49.3%	Total of top 5 brands		65.9%	Total of top 5 brands		48.7%

6	Yashili	7.7%	6	Synutra	3.0%	6	Sanlu	7.1%
7	Wyeth	7.5%	7	Bright	2.9%	7	Yashili	6.5%
8	Sanlu	5.3%	8	Yashili	2.7%	8	Wyeth	5.8%
9	Scient	4.6%	9	Qinyong	2.1%	9	Nanshan	3.9%
10	Abbott	4.2%	10	Fir Mus	1.9%	10	Scient	3.5%

Total of top 10 brands		78.6%	Total of top 10 brands		78.5%	Total of top 10 brands		75.5%

Source:	PRC National Commercial Information Center

(1)	Refers to milk powder products designed for pregnant women, infants and children up to seven years old.
(2)	Refers to all milk powder products designed for adults and children above seven years of age.

BUSINESS

OVERVIEW

We are a leading infant formula company in China. We produce, market and sell our products under “Sheng Yuan,” or “Synutra,” our master brand and several sub-brands, including “Super,” “U-Smart” and “U-Strong.” In 2007, we were the fourth largest infant formula producer in terms of sales in China among all domestic and multinational producers, and the second largest among all domestic PRC producers, according to data reported by CIC.

We focus on premium infant formula products, as well as more affordable infant formulas targeting the mass market and other nutritional products and ingredients. We sell our products through an extensive nationwide sales and distribution network covering 29 provinces and provincial-level municipalities in China. As of December 31, 2007, this network comprised 370 distributors and approximately 700 sub-distributors who sell our products in over 57,700 retail outlets. Our extensive sales and distribution network, combined with our strong customer service and infant nutrition education programs, has helped us build brand recognition and customer loyalty in our primary markets, which, prior to 2007, mainly comprised small to mid-size cities and rural areas in China. By leveraging our strong brand recognition in our primary markets, we have begun to expand into many of China’s major urban centers, which have historically been dominated by several large multinational firms.

Quality and safety are of primary importance to us. We have established quality control and food safety management systems for all stages of our business, including raw materials sourcing, and production, packaging, storage and transportation of our products. We currently operate four raw milk processing facilities located in the provinces of Heilongjiang, Hebei and in the Inner Mongolia Autonomous Region, or Inner Mongolia, in China, representing total installed capacity of over 40,000 tons per year as of March 31, 2008. We have one central packaging and distribution facility in Qingdao, Shandong province, China with installed capacity of over 82,000 tons per year as of March 31, 2008. To meet the increased demand and to provide a broader portfolio of high quality products, we are expanding our processing and packaging capacity and upgrading our equipment, including the addition of new dry-mixing equipment at our Qingdao facility. We expect to complete these projects prior to March 31, 2009, which will increase our total installed raw milk processing capacity to 75,000 tons per year and total installed packaging capacity to over 82,000 tons per year. Moreover, we have two new facilities under construction in Inner Mongolia and Shandong province, both of which are expected to commence operation prior to March 31, 2009. We expect to use these two new facilities to produce nutritional food products and nutritional ingredients. We also plan to open a new research and development facility in Beijing, which we expect to be operational by late 2010.

Our net sales for the nine months ended December 31, 2007 grew by 68.1% to $253.9 million from $151.0 million for the nine months ended December 31, 2006. Our gross profit for the nine months ended December 31, 2007 grew by 83.9% to $134.3 million from $73.0 million for the nine months ended December 31, 2006. Our net income for the nine months ended December 31, 2007 grew by 66.4% to $26.3 million from $15.8 million for nine months ended December 31, 2006.

OUR COMPETITIVE STRENGTHS

•	Extensive nationwide sales and distribution network

We sell our products through an extensive nationwide sales and distribution network covering 29 provinces and provincial-level municipalities in China. As of December 31, 2007, this network comprised 370 distributors and approximately 700 sub-distributors who sell our products in over 57,700 retail outlets. As of December 31, 2007, our sales force totaled 2,300 employees, complemented by more than 14,000 field nutrition consultants and retail site promoters employed by our distributors and sub-distributors to promote and sell our products. Our sales force works with more than 7,300 healthcare facilities across China to provide maternity and infant nutrition and health education programs featuring our products. We believe the size and breadth of our sales and distribution network provides a competitive advantage over multinational competitors.

Our sales and marketing approach combines advertising, brand-building, and store-level promotions to reach customers. We believe we have a more effective sales and distribution network than our competitors in China’s small and mid-size cities and rural areas, as evidenced by our high levels of penetration in these markets compared to the rest of the industry. Consumers often remain loyal to a premium brand after having selected it, motivated in part by their children becoming accustomed to and preferring its taste, making the opportunity to be selected early an important advantage. We believe that our infant nutrition education programs at healthcare facilities help strengthen our brand reputation among potential customers. We also provide health care professionals with specialty formulas for babies with special needs, such as low weight-at-birth babies and premature babies. We believe these channels are particularly effective as compared to traditional pure advertising or promotion-focused sales and brand-building efforts.

•	Leading brand with strong name recognition and customer loyalty

We are a leader in China’s infant formula market. Our Synutra brand infant formula products, with various sub-brands such as U-Smart and U-Strong, have been in use since 1998 and are widely recognized in China. We have received a Famous Brand Certificate granted by the State Administration of Industry and Commerce. We have also leveraged our national brand recognition to compete effectively with local brands and regional players in our primary markets of small to mid-size cities and rural areas in China, which represent the major contributors to our revenue growth. For example, our revenues for the nine months ended December 31, 2007 grew by 68.1% compared to the same period in the previous year based in large part on our success in these markets. We believe our market position, brand recognition and customer loyalty, combined with our proven track record that allows us to retain effective distributors and obtain preferential product placement in retail outlets, should help us compete against multinational and domestic competitors in many of China’s major urban centers. In 2007, we were the fourth largest infant formula producer in terms of sales in China among all domestic and multinational producers, and the second largest among all domestic PRC producers, according to CIC.

•	Broad product offerings and strong product development capabilities

Our infant formula products cover the full range of age groups in the middle to premium pricing tiers. Our research and development efforts focus on developing new premium products and upgrading our existing brands. All of our product formulations have been developed internally and are proprietary. We believe our broad product offerings give us a competitive advantage by allowing us to target the more profitable segments of the market. Our high-quality products allow us to target the premium infant formula market, where we have enjoyed growth in sales, both in absolute terms and as a proportion of our total net sales. For example, the percentage of our premium products sold under the Super and U-Smart sub-brands accounted for 80.0% of our total nutritional product sales for the nine months ended December 31, 2007, as compared to 71.8% for the fiscal year ended March 31, 2006. As a result of this shift towards an increasing proportion of sales of premium products, our average selling price increased by 27.6% for the nine months ended December 31, 2007 as compared to the same period in the previous year versus an increase of 20.1% for the fiscal year ended March 31, 2007 compared to the same period in the previous year.

We expect to phase out our lower priced products in favor of concentrating on quality-focused consumers. For example, we discontinued our lower priced National Standards product line in February 2008.

Our track record of developing our own formulations and introducing new products to address changing market demand is also an important advantage for competing in emerging product categories within our primary market and adapting to changing conditions. For example, we recently leveraged our broad product line and product development experience to launch formulated milk powder products to pregnant and nursing women. In introducing these products, we leveraged our process technologies and know-how developed for our infant formula products to compete with traditional milk powder producers and other competitors that generally focus on less broad product lines. We believe our product development capabilities provide us with a competitive advantage to adapt or change product lines to respond to evolving market needs.

•	Established raw material procurement network

A consistent supply of high quality raw materials is important to our business. We have a broad network of qualified suppliers and have also taken additional measures with respect to important raw materials. For example, we have entered into an agreement with Eurosérum to supply us with whey protein powder, a key ingredient for production of infant formula. We also have supply arrangements with key ingredient and nutrient makers, including a non-exclusive license and supply agreement with Martek Biosciences Corporation, whose DHA and ARA fatty acids are approved by the U.S. Food and Drug Administration (FDA) for safe use in infant formula products sold in the U.S. We believe these supply agreements provide us with an important competitive advantage in terms of quality, stability and reliability of supply.

•	Emphasis on quality control and food safety

We emphasize quality and safety and have quality control and food safety management systems for all stages of our business, including raw materials sourcing, and production, packaging, storage and transportation of our products. We apply strict internal guidelines and employ quality control personnel to monitor our production lines. We carefully monitor our suppliers, especially our raw milk providers, and our quality control efforts also extend to transportation and logistics, where we contract with leading transportation companies to ensure products are delivered to distributors in a timely and efficient manner that meets our product quality standards. Our processing and packaging facilities are built based on the Good Manufacturing Practice, or GMP standard, using advanced equipment imported from Europe. All of our processing facilities in operation possess ISO9000 and Hazard Analysis Critical Control Point, or HACCP, series qualifications, and some of our processing facilities are also ISO 14000 certified. We also have our own quality control personnel on-site at the facilities of our third-party producers to monitor quality. We have received an Inspection-Free Product Certificate granted by the PRC General Administration of Quality Supervision, Inspection and Quarantine.

•	Experienced management team with a strong track record

Our management team has extensive operating experience and industry knowledge. Liang Zhang, our founder, chairman and chief executive officer, has more than 20 years of experience in the food ingredients industry and more than 10 years of experience in the infant formula industry in China. Xisen Mu, our president of production, has more than 20 years experience in the dairy industry in China. This extensive local industry experience is combined with international experience. For example, Lawrence Lee, our chief financial officer, previously worked for major multinational corporations such as Exel Plc. and Waste Management Inc., and William W. Wu, our president of marketing and sales, was previously a member of senior management in sales, marketing and market research of Bristol-Myers Squibb. Wu has more than 15 years of experience in the marketing and sales of health-related products, both in the United States and in China. We believe that our management team’s experience and capabilities have contributed greatly to our significant growth in the past three years.

OUR BUSINESS STRATEGIES

As a leading infant formula company in China, we believe we are well positioned to capture future industry growth in China. We intend to continue focusing on China’s rapidly growing market for infant formula and related products, such as nutritional products for infants, children, pregnant women and nursing mothers, with the ultimate goal to achieve market leadership among both domestic and multinational competitors. To achieve this we are implementing the following strategies:

•	Further expand our market share in our primary markets

We will seek to expand our sales force to deepen our nationwide sales and distribution network, and solidify our established position, in our primary markets. We believe China’s small to mid-size cities and rural areas offer higher potential for growth due to the lack of extensive penetration by multinational competitors, prevalence of regional rather than national brands and relatively low but rapidly growing overall powdered infant formula product penetration among consumers. Because infant formula products have not to date been marketed as aggressively or for as long a period of time in these markets as in many of China’s major urban centers, we believe they offer an attractive opportunity for us to expand our market share at the same time that we develop awareness and recognition of our brand and thereby enjoy growth in excess of demographic or industry rates.

•	Pursue selective expansion into many of China’s major urban centers

We believe improving our brand recognition and increasing our market share in many of China’s major urban centers are important to strengthening our brand and enhancing our overall competitive position. Accordingly, we intend to continue to leverage our sales and distribution network to compete in these most affluent markets. We plan to expand our presence in these markets by adding additional sales and promotional staff dedicated to such markets. As these markets are highly competitive due to the presence of multinational competitors, we intend to expand our operations only on a selective basis when we believe there are opportunities to leverage or extend our existing product lines and brand recognition to expand our market share in such markets. We are currently pursuing a sales and marketing campaign in certain cities in China with a population over one million to increase our brand awareness and sales in these cities.

•	Further strengthen our brand recognition and image

We intend to achieve stronger brand recognition and deeper product penetration while seeking to develop brand awareness in consumers at earlier stages in their product usage cycle by focusing on maternity and infant nutrition and health education programs as well as other consumer education and promotional efforts. We believe the healthcare facility channels offer us important competitive advantages, particularly with respect to China’s developing markets where product penetration remains low relative to more affluent markets. To achieve this we intend to expand our existing sales team and hire additional sales staff with healthcare knowledge or experience.

We also intend to leverage our national reputation to increase brand recognition and enhance our image in our target markets through television advertising and other promotional methods focused on our premium products. For example, we have engaged Gao Min, a mother and former Olympic gold medalist in diving, to be our spokesperson during 2008.

•	Continue to optimize our product lines and develop new products and services, with a focus on premium product lines

We constantly evaluate our brands and products and seek to adapt to changing market conditions through updating our existing products to reflect new trends in consumer preferences. We intend to gradually reduce marketing and promotion of our lower-end products to continue to focus on marketing and promoting our premium products, such as our Super products. For example, in the past few years, we have increasingly utilized sales incentive programs designed to increase sales of our premium products. Additionally, we discontinued our National Standards product line in February 2008. We believe that the increase in the average disposable income per family and changing consumer preferences as a result of China’s economic development should continue to drive the trend towards increasing willingness to pay for high-quality premium products, especially with respect to products with higher nutritional value for their children. Moreover, increases in disposable income are making higher priced products more affordable and increasing the size of the market segment focused on quality. We believe that a shift in our focus to premium products, which typically command higher margins, should grow our revenues and improve our gross margins while at the same time strengthening our overall image as a premium brand known for quality.

We will continue to promote our products, further improve packaging and branding to respond to evolving market needs and improve the nutritional contents of our products. As a part of this effort we intend to continue developing our products targeting pregnant and nursing women as well as expanding our existing infant formula lines. We will also seek to strengthen our research and development capabilities and broaden our product lines through selective expansion into upstream and downstream product areas such as high-value vitamins and nutritional additives that can be integrated with, or sold alongside, our existing premium products.

•	Continue to maintain our high product quality standards and strengthen our supply chain

We believe that our ability to ensure high quality in our production process is critical to maintaining our reputation as a leading national brand and enhancing our ability to successfully market our premium products. We intend to continue to focus on quality control and further expand our network of high quality suppliers. We plan to strengthen the stability of our milk supply by building more milk processing facilities in strategic milk supply locations. We believe these efforts could further improve the stability and reliability of our supply chain and our control over the production, quality and composition of important raw materials.

OUR BRAND AND OUR PRODUCTS

We primarily produce powdered infant formula and other nutritional products in varying formulations and under different sub-brands targeted at various consumer segments. Our powdered infant formula products are marketed and sold under the Synutra brand, and several sub-brands such as Super, U-Smart and U-Strong, each targeting a different price segment. We also market and sell other nutritional products, including formulated milk powder products for the elderly, women, students and young adults, and rice cereal-based nutritional products for children and mothers.

Nutritional Products

Powdered Infant Formula

Powdered infant formula, or infant formula, is our primary product line, accounting for 84.5% of our total net sales for the nine month period ended December 31, 2007. Our infant formulas encompass not only formulas for infants, but also a range of formulas for children up to age three, expectant mothers, and post-pregnancy mothers.

Our Super series of products are our highest priced series of infant formula products, since they contain DHA fatty acid, ARA fatty acid and other nutritional additives. The Super product family includes formulations for infants, children and expectant mothers. Our U-Smart formula product line also contains DHA and ARA fatty acid fortification, but with less additives, and is priced lower than our Super products. We also sell a mid-range priced U-Strong formula for infants and children that contains calcium fortification, but with less DHA, ARA fatty acids and other nutritional additives. Since 2004, we have been migrating towards selling higher quality and higher-priced premium infant formula products. In February 2008, we discontinued our lower priced products sold under the National Standards sub-brand.

We have devoted resources to extensively adjust our product portfolio, upgrade our product lines, and add new products or line extensions to respond to market needs and target a wider group of consumers. Specifically,

•

we added a Children’s Growth Formula line under our Super sub-brand for three to seven year olds and a series of Super Special Purpose Formulas for pre-mature and/or low weight-at-birth babies and babies with diarrhea;

•	we developed various soy-based formulas for both infants and children, designed for those who may be lactose intolerant or prone to adverse reactions to cow’s milk; and

•	we launched the new U-Smart Gold package with a new product concept, nutritional profile and packaging.

In addition to the launch of our U-Smart Gold Package, we also added easy-to-use, single-serving packages to the U-Smart line in May 2007. To meet consumer expectations, we also periodically upgrade our product concepts, packaging, and pricing of our products.

Each of the Super, U-Smart and U-Strong product lines has multiple formulations designed to meet nutritional requirements and help promote a baby or child’s healthy growth at each developmental stage. For example, we have developed the U-Smart, Stage 1 formulation for newborns up to six months of age; the U-Smart, Stage 2 formulation for babies between six to twelve months; and the U-Smart, Stage 3 formulation for children between one to three years of age. Our Super and U-Strong products have similar stages of product formulations. Our Stage Zero Super and U-Smart product lines target pregnant women and lactating mothers with a special formulation designed to help meet the demanding nutritional requirements during pregnancy and nursing periods.

Other Nutritional Products

We supplement our powdered infant formula products with other nutritional products for both adults and children. Our products are targeted at, and come in formulations that are developed to address, specific types of consumers profiles, such as middle-aged and elderly consumers with cardiologic health issues, diabetic conditions, and calcium deficiency. Furthermore, we have developed a product specially designed for young adults to address their calcium and other nutrient fortification needs. In the adult formulated milk powder area, we seek to target a broad group of consumers through offering a range of products such as whole milk powder, calcium plus, and a sweet powder. Our products for women and young adults have also undergone product extensions and upgrades to further clarify the health and nutritional message and product image we intend to convey.

We also pursue private-label opportunities for products with similar requirements. For example, we have worked with private-label customers to develop customized formulations of products on an as-needed basis.

We continue to improve our rice cereal products as supplemental and functional foods to our powdered infant and children formula products. These improvements included upgrades to packaging as well as product extensions with new functionalities, new tastes and flavors, and new protein sources such as fish and chicken.

Other Products and Services

To the extent possible, we utilize excess capacity to provide toll packaging, toll drying services and sales of ingredients and materials to industrial customers. We also source and export chrondroitin sulfate to U.S. industrial customers through our exclusive third-party agent. These businesses, however, are not our core business, do not contribute significantly in terms of profit and are purely opportunistic utilization of spare capacity.

PRODUCTION

The diagram below illustrates our overall production process:

Processing

Processing of our infant formula begins with the collection and preparation of raw milk from dairy farmers. Local dairy farmers bring their dairy cattle to collection stations owned by us or third parties where raw milk is automatically extracted using milking machines. These collection stations collect and transport the raw milk to our production facilities which are located within 100 kilometers of these milk collection stations, except for our Qingdao facility. Although the milk can remain fresh for up to 72 hours, we normally use it within 24 hours. Raw milk is first sterilized and extracted after arriving at our facilities. Then the milk is mixed with whey protein powder and other nutrients to the specifications of product formula through either wet-mixing or dry-mixing methods.

The wet-mixing method involves the mixing of liquid raw milk with whey protein powder and sometimes other additives at our processing facilities, as per the requirements of each product formulation. Whey protein powder and other additives are transported to our raw milk processing facilities from our Qingdao facility and other suppliers. The mixing takes place in our large automated mechanical mixers. We then dry the resulting mixture into milk powder, which is then sent to our Qingdao facility for final packaging.

The dry-mixing method involves the mixing of spray-dried milk powder with whey protein powder and other additives at our Qingdao facility, as per the requirements of each product formulation. Our processing facilities spray-dry liquid raw milk and transport the dried milk powder to our Qingdao facility. At the Qingdao facility, the milk powder is mixed in large automated mechanical mixers with whey protein powder and other additives. The resulting milk powder is then checked to ensure proper granule size before packaging and distribution.

As compared to the dry-mixing method, the wet-mixing method does not require complex dry-spraying technology, but is less efficient for premium formulas that have more precise mixture requirements. Our dry-mixing equipment can automatically adjust the level of ingredients to achieve the more complex formulations required by our premium products. However, the exact nature of the dry-mixing process requires our whey protein powder suppliers to provide us with whey protein powder with precise granules, therefore placing a greater burden on our suppliers. Wet-mixing is also less cost-effective than dry-mixing due to the need to dissolve dry whey protein powder in milk and the resulting need to transport the whey protein powder and additives from our Qingdao facility and other suppliers to our raw milk processing facilities. Dry-mixing does not require us to complete the additional step of sending the whey protein powder to each processing facility and returning the mixed milk powder to our Qingdao facility. Currently, we utilize the wet-mixing method at our processing facilities but have successfully completed trial testing of the dry-mixing method at our Qingdao facility. We anticipate that the majority of our products will be processed at our Qingdao facility using the dry-mixing method by the end of 2008.

Packaging

The bulk of our infant formula and other nutritional products come in three types of retail packaging: tin canisters, standup/display pouches, or sealed packages in a box. All packaging labels carry product information, nutritional profile, user instructions, product tracing data and shelf life date, product certification status, quality control and assurance remarks, manufacturer contact information, as well as customer service information that comply with PRC labeling requirements. Selected products are also retail-packaged in single-use sizes. Before any product leaves our packaging facility to distributors, we generally engage in an extensive testing and inspection of the final product.

Production and Packaging Facilities

Our processing and packaging facilities are located in various locations in China, including Qingdao, Luobei, Zhangjiakou, Fengzhen, Zhenglanqi and Junchuan. These facilities encompass approximately 114,000 square meters of office, plant, and warehouse space. Our packaging and distribution headquarters located in Qingdao includes over 2,330 square meters of owned office space. All of our production facilities are built based on the GMP standard, with equipment imported from Europe and all of our facilities that have commenced operation have ISO9000 and HACCP series qualifications with some also being ISO14000 certified. We also have leased office space in Beijing covering approximately 6,000 square meters. Synutra Illinois leases an executive office in Rockville, Maryland, United States.

We currently own and operate four processing facilities and one packaging facility. As of March 31, 2008, we had raw milk processing capacity of 40,000 tons per year, packaging capacity of 82,000 tons per year and dry-mixing processing capacity of 36,000 tons per year. To meet the expected growth of our business and to broaden our product portfolio, we plan to expend the following amounts in connection with our expansion plan:

•	RMB330.0 million ($45.2 million) for the expansion of our Zhangjiakou and Junchuan facilities, increasing our raw milk processing capacity at these facilities by 20,000 tons per year;

•	RMB200.0 million ($27.4 million) for the expansion of our Qingdao facility, increasing our dry-mixing processing capacity by 84,000 tons per year;

•	RMB60.0 million ($8.2 million) for the construction of a new raw milk processing facility in Harbin, adding additional raw milk processing capacity of 15,000 tons per year;

•

RMB30.0 million ($4.1 million) for the construction of new facilities in Zhenglanqi and Qingdao Mei Tai, which are designed to engage in the production of nutritional foods and nutritional supplement ingredients, respectively, with production capacities of 9,000 tons per year and 3,000 tons per year, respectively; and

•	RMB80.0 million ($11.0 million) for the construction of a new research and development facility in Beijing, expected to be completed by late 2010.

Unless otherwise noted above, we expect to complete each project by March 31, 2009.

Upon the completion of the above expansion projects, we expect to have total raw milk processing capacity of 75,000 tons per year, total packaging capacity of 82,000 tons per year and total dry-mixing processing capacity of 120,000 tons per year.

The following table sets forth certain information with respect to our processing and packaging facilities.

Facility	Province/ Region	Installed Capacity as of March 31, 2008	Expected Capacity Installed by March 31, 2009	Description	Property Right
		(tons per year)	(tons per year)
Zhangjiakou facility	Hebei	22,000	35,000	Raw milk processing	Land Use Right

Luobei facility	Heilongjiang	4,000	4,000	Raw milk processing	Land Use Right*

Fengzhen facility	Inner Mongolia	7,000	7,000	Raw milk processing	Land Use Right**

Junchuan facility	Heilongjiang	7,000	14,000	Raw milk processing	Land Use Right

Harbin facility	Heilongjiang	N/A	15,000	Raw milk processing	N/A***
Qingdao facility	Shandong	36,000	120,000	Dry-mixing of all of our infant formula products	Land Use Right

		82,000	82,000	Packaging of all of our products	Land Use Right

Zhenglanqi facility	Inner Mongolia	N/A	9,000 tons of nutritional foods	Production and processing of nutritional bars and other non-core products	Land Use Right

Qingdao Mei Tai facility	Shandong	N/A	3,000 tons of nutritional supplement ingredients	Production and processing of nutritional supplement ingredients and other non-core products	Land Use Right

*	Expires in August 2010.
**	Our Fengzhen facility was granted the right to free use of land by local government authorities, but it has not yet obtained a land use certificate. We are currently in discussions with local government authorities to obtain a land use certificate for such property.
***	We have not yet selected the site for our Harbin facility, so we have not yet obtained any land use rights for this facility.

There is no private land ownership in China. Individuals and companies are permitted to acquire land use rights for specific purposes and for limited periods. Each period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

Our Qingdao facility serves as our packaging plant. Various ingredients, such as powdered milk, whey protein powder and nutritional additives arrive at our Qingdao facility from our production facilities and our suppliers, and the Qingdao facility repackages ingredients into retail-size tin canisters or stand up/display pouches or sealed packages in boxes. This packaging facility also provides inventory control and logistics management, product quality monitoring and product development assistance. Our Qingdao facility also maintains certain dry blending capabilities whereby we can perform certain pre-packaging product modification and formulation adjustments for our products that are produced for third parties and sold under their brands. As of March 31, 2008, our packaging facility had an installed capacity of 82,000 tons per year. We generally store 30 to 45 days’ worth of product inventory at our Qingdao facility and our Qingdao facility can respond to new orders by delivering products within ten days of order placement. In 2007, we installed a new Swiss-made Indosa high speed steel can packaging machine and two new German-made Wolf high speed pouch packaging lines in our Qingdao facility.

Third-Party Production

In certain cases, we also purchase milk powder from third-party producers’ produced in accordance with our proprietary formulations. We currently purchase milk powder from these two third-party producers due to their close proximity to strategic milk supply centers and to help alleviate temporary constraints on our own production capacity. We generally sign one-year contracts and place monthly purchase orders with these third-party producers. These third-party producers accounted for approximately 16% of our total production volume in the nine months ended December 31, 2007. We maintain quality control over these third-party producers by having our own quality control personnel on-site at their facilities to monitor production. We also rigorously test all products shipped to us from such third-party producers.

RAW MATERIALS AND SUPPLIERS

Raw Materials

Our business depends on maintaining a regular and adequate supply of high-quality raw materials. A key ingredient for our powdered infant formulas is high-quality raw milk. We pay market prices, or premium prices in certain regions, for our raw milk, which accounted for 32.1%, 32.0% and 24.5% of our total cost of sales for the fiscal years ended March 31, 2006 and 2007, and the nine months ended December 31, 2007, respectively. Our milk suppliers are primarily dairy farmers located throughout Heilongjiang and Hebei provinces and Inner Mongolia.

Whey protein powder is the other key ingredient used in the production of our powdered infant formula products and our other dairy-based products. Like all powdered milk producers, we use whey protein powder as the active ingredient to help reconstituted dairy-based formula to mimic the consistency of breast milk, which can constitute as much as 40.0% of the final powdered infant formula product by weight. Whey protein powder costs accounted for 26.9%, 26.3% and 36.0% of our total cost of sales for the fiscal years ended March 31, 2006 and 2007, and the nine months ended December 31, 2007, respectively. Whey protein powder is a byproduct of cheese-making processes, and is difficult and costly to produce as a stand-alone product. Since China is not a large consumer or producer of cheese and cheese products, we and other domestic producers typically obtain whey protein powder in volume from overseas sources, such as France.

Some of our powdered milk products, including our powdered infant formulas, also include additives such as DHA and ARA fatty acids and other nutritional additives. DHA and ARA fatty acids are long-chain poly-unsaturated fatty acids found in breast milk that are believed to aid in the development of an infant’s brain, eyes and nervous system. Studies have suggested that DHA and ARA fortification can replicate some of the nutritional benefits of breast milk in infant formulas.

We use vegetable oils in our dry-spraying powder infant formula production processes as a binder for the dry ingredients, helping diminish the occurrence of “lumpiness” or uneven texture when reconstituting powdered infant formula.

We also use tin in some of our packaging materials, which is supplied by third-party suppliers.

Suppliers and Supplier Arrangements

We are able to meet our needs by purchasing raw milk on the open market in established dairy regions in northern and northeastern China. We generally negotiate the purchase price of raw milk with many dairy farmers and cooperatives. We also sign annual agreements with some milk collection stations.

Prior to June 2007, we obtained substantially all of our supply of whey protein powder from Honnete, a large volume importer of processed dairy products in China. Honnete, a company controlled by Liang Zhang, our chairman and chief executive officer, is a major supplier of China’s whey protein powder. Beginning in June 2007, we began sourcing substantially all of our whey protein powder directly from Eurosérum, Honnete’s supplier in France.

With respect to DHA and ARA fatty acids, we have entered into a non-exclusive license and supply agreement with Martek. Pursuant to this license and supply agreement, Martek agrees to supply us with Martek’s formulation of the DHA and ARA fatty acids for incorporation into our products. Pursuant to this license and supply agreement, we have rights to market Martek’s products, such as infant formulas fortified with Martek DHA and ARA fatty acids, with label reference to their FDA Generally Regarded As Safe, or GRAS, status. As consideration for our marketing rights, we pay Martek a fixed purchase price and with periodic royalty payments.

SALES AND DISTRIBUTION

Sales

We generally sell nutritional products directly to distributors and in limited circumstances directly to retailers. Our recent marketing efforts for our nutritional products have focused on extending retail coverage in terms of geography and market sectors. Our sales and marketing approach combines advertising, brand-building and store-level promotions. Our sales team of more than 190 individuals use our customer relations management, or CRM, database in order to acquire, process, and manage targeted customer information.

We have built a sales network that currently covers 29 provinces and provincial-level municipalities. Our sales group is divided into two sub-national regions, the Southern China region and the Northern China region. The Southern China region covers seven sub-sales regions, including South China, Southeast China, Southwest China, Hubei, Anhui, Hunan, and Yungui. The Northern China region also covers seven sub-sales regions, Northeast China, Middle China, North China, Shandong, Jiangsu, Zhejiang, and Beijing. Each sub-sales region covers between eight to twenty urban sales areas which act as an independent operating unit, while each urban sales area covers three to twenty county sales areas which act as an independent operating unit. Our sales group consists of a regional manager for each of the Northern and Southern China sales regions, plus an additional 14 provincial and 200 city managers throughout China as of December 31, 2007. We use a “portfolio” sales approach so that all sales personnel have the ability to sell our entire product line. As of December 31, 2007, we had a sales force of 2,300 employees, complemented by more than 14,000 commissioned field nutrition consultants or retail site promoters employed by our distributors and sub-distributors to promote and sell our products.

Although we sell primarily to our distributors and a few resellers, our sales teams work directly with each outlet to manage the sales process and to collect customer and purchasing related data. We use multiple criteria to select our distributors, including reviewing each potential distributor’s financial condition. We intend to expand our sales organization into additional provinces, cities and municipalities that we do not currently serve. Our city managers have their own monthly budgets and budgetary responsibility, empowering them to plan and execute their sales and marketing plans without further budgetary approval of the regional managers. We manage our city managers through our sales supervision department, which is a department directly under our sales director. To enhance our internal controls, our sales supervision department routinely audits the sales estimates of sales managers selected at random or those suspected of fraud. City managers are also rotated periodically between various cities.

We compensate our sales personnel through a combination of fixed salaries and bonuses determined based on sales growth. Our targeted sales incentive programs compensate our sales personnel on a product-specific level, thereby enabling us to incentivize our sales personnel to focus their sales and promotion efforts on certain product lines, such as our premium product lines or larger product packages. We plan to add a third compensation system that provides pre-determined bonuses based on a sales person’s maintenance of prior market share position.

We plan to increase our sales organization to approximately 550 employees in 2008, including approximately 350 database sales and marketing specialists, 50 personnel involved in hospital education and over 150 sales people.

Distribution

We primarily work directly with more than 370 distributors, who in turn work with about 700 sub-distributors, and more than 57,700 retail outlets. Our packaging subsidiary, Sheng Yuan Nutritional Food, also serves as our national distribution center for our distributors in China. We generally require our distributors to pay full purchase price for our products in cash prior to delivery. Starting from the beginning of 2007, we have offered no more than 60 days of credit for our products to select distributors. We employ trucking companies locally and nationally to distribute retail packaged products to various regional and provincial distributors.

Distributors normally have exclusive distribution rights in their respective regions and cities to distribute our products, and are also responsible for developing the sub-distributors in their own region and cities. We typically enter into a contract with each of our distributors that establishes the range of sales obligations and their respective pricing ranges. However, our obligation to sell and the distributor’s obligation to purchase arise only at the time a purchase order is accepted. We seek to carefully manage our distributors through an evaluation system that monitors and grades each distributor with respect to performance criteria such as monthly sales and investment in promotional activities. Grading categories start from grade “A,” highest, to grade “D,” lowest. Grading is performed every month. Our policy is to terminate our relationship with any distributors who do not receive satisfactory grades over the course of three months. We seek to incentivize well-performing distributors by providing discounts, larger sales territory and other incentives. While we do not directly manage our sub-distributors, we do track sub-distributor performance through coordinated efforts between our own sales personnel in the field and distributors. Our distributors generally have the right to return products due to package damage.

We currently distribute our nutritional products across China. Our new logistics center, which occupies an area of 16,000 square meters in our Qingdao facilities, commenced operation in May 2007. This logistics center can currently dispatch 4,500 tons of our products for shipment to our distributors per month. Our Qingdao facility also has the capability to respond to urgent requests for product shipments within an average of five days.

We currently work with approximately 20 transportation companies to transport our goods directly from our Qingdao facilities to distributors in a timely and efficient manner.

MARKETING, ADVERTISING AND PROMOTION

Advertising

We advertise through various media, including television, print media and the Internet. Additionally, we conduct promotional activities with supermarket chains and entertainment companies in order to reach our target market.

We started nationwide television advertising coverage in September 2006. In certain cases, we supplement our nationwide television coverage with local television coverage. We also pursue advertising over the Internet. Our advertising spending was $6.0 million in the fiscal year ended March 31, 2006, $16.4 million in the fiscal year ended March 31, 2007 and $59.4 million for the nine months ended December 31, 2007. This increase enabled us to secure prime-time placements with China Central Television and other premium regional or satellite television stations. We have further increased our television advertising expenditures in 2008 to capitalize on the goodwill and anticipated increase in viewership during the 2008 Beijing Olympics.

Marketing and Promotion

As part of our sales and marketing approach, our sales force works with more than 7,300 healthcare facilities across China to provide maternity, infant nutrition and health education programs. We have also established a national customer service call center providing live and toll-free information support to consumers in prenatal, nursing, baby care education, product information, and complaint and dispute resolution.

We provide displays, posters and other promotional print to retail outlets and sales consultants employed by our distributors at each point of sale. We also pay entry fees to various retail outlets to place our products within such outlets. We collect customer information through surveys voluntarily provided by each customer via the point of sale or via mailed forms provided to our customers in each product package. We also have promotional activities with supermarket chains and entertainment companies in order to reach our target market. We have also engaged Gao Min, a mother and former Olympic gold medalist in diving, to be our spokesperson in 2008.

QUALITY CONTROL

We place primary importance on quality. We have established quality control and food safety management systems for the purchase of raw materials, raw milk checks, raw milk processing, packaging, storage and transportation. We use commercial strength 25KG poly kraft bags for packaging before shipping the formula products to our retail packaging and distribution facilities. Additionally, we maintain cold storage areas at each of our four processing facilities to store fluid milk. All of our processing facilities are equipped with in-house laboratories for quality assurance and quality control purposes. Our laboratory in Qingdao facilities has been qualified as a National Standard Laboratory by the China National Accreditation Service for Conformity Assessment.

In order to ensure the quality and safety of our ingredients and products, we have also installed testing equipment and have implemented control procedures at each stage of production, including at the initial raw material purchase stage. There are over 1,100 quality control points throughout the entire production process, including 24 quality control points at the milk collection stations. During every step of production, transportation and storage, we employ strict internal regulations and monitoring by highly trained employees. Additionally, we have been increasing our investment in quality control equipment and training. We also maintain our own quality control personnel at each of our third-party producers’ facilities and we rigorously test all products shipped to us from our third-party producers.

Highlights of our quality control procedures are summarized below, organized by the main stages of production:

Purchase of Raw Milk:

•	Raw milk procurement manager conducts pre-purchase assessment of dairy farmers and requests issuance of clean bill of health for dairy cows;

•	Procurement staff conducts on-site inspection in strict compliance with our quality standards and rejects nonconforming supply;

•	Inspection of specimen—sampling in the process of raw milk collection for inspection at our facilities pursuant to national standards; and

•	Sterilization of all equipment for raw milk collection.

Milk Powder Production:

•	Strict compliance with production process control procedure, HACCP Plan implemented at all plants;

•	All raw materials are subject to prior inspection;

•	Detailed process designed for all parts of the production process including pretreatment, vaporization, drying, powder receiving, cooling and packaging;

•	Maintain hygiene standards for staff, equipment, environment and any other object; and

•	Inspection conducted throughout the production process.

Packaging, Storage and Transport:

•	Establishment and practice of total process management with respect to product identification and traceability;

•	Strict inspection before warehousing of products;

•	Maintain hygiene standards in the course of transport and storage; and

•	Products must be positioned strictly according to their category during transport and storage.

RESEARCH AND DEVELOPMENT

Our research and development activities focus on new product formulation, new ingredient development, creation of new methods to incorporate certain nutrients in our products, and improvement in product tastes and ingredient shelf stabilities. We engage in regular product refinement and new product development for our dairy-based formula products, as well as other forms of foods and nutritional supplements. One example of product refinement is our research into prolonging product shelf-life and improvement in product sensory profile. One example of product development is our research and development of our new nutritional bar, which should enter production in late 2008. Our research and development team has developed micro-encapsulations of various fatty acids that help to slow the fatty acid oxidation in products, which reduces shelf-life and gives stale tastes.

We utilize our research and development facilities to engage in the development of trial products that improve our technical capabilities and serve to promote our brand image. We also engage third-party research institutions to research and develop such trial products for us.

We seek to leverage our research and development resources in order to extend our new product pipeline. We believe we can accomplish this goal with new formulations and product concepts in dairy-based formula products as well as other nutritional food products and supplements.

In addition to new formulations and products, we have also developed a variety of delivery systems such as orally delivered supplements in a pill format and single use packages which can provide the formula to the end-user in convenient single packets instead of bulky large canisters.

We also plan to open a new research and development facility in Beijing, which we expect to be operational by late 2010.

COMPETITION

We generally compete with both multinational and domestic Chinese infant formula producers. Competitive factors include brand recognition, perceived quality, advertising, formulation, packaging and price. Many of our competitors have significant market share in the markets we compete in. Our principal competitors can be classified generally into the following two groups:

Multinational Producers

•	Abbot Laboratories’ Ross Products Division, a U.S. producer and distributor of infant formulas marketed under the brand names of Similac and Enfalac family of formulas;

•	Bristol-Myers Squibb Company’s Mead Johnson division, or Mead Johnson, a U.S. producer and distributor of the Enfamil family of formulas;

•	Groupe Danone SA’s Numico division, or Numico, a Dutch producer of baby foods, which sells and markets infant formula products in China under the Dumex brand;

•

Nestlé Suisse SA, or Nestlé, a Swiss producer and distributor of starter and follow-up formulas, milk, cereals, oral supplements and performance foods marketed under Nestlé brands such as Carnation; and

•	Wyeth, a U.S. producer and distributor of infant formula sold under private label brands.

Domestic Producers

•	Sanlu Group Co., Ltd., a PRC producer and distributor of dairy products under the Anmum brand;

•	Guangdong Yashili Group Co., Ltd., or Yashili, a consumer brand marketer which sells a line of infant formula products under their Yashili brand; and

•	Inner Mongolia Yili Industrial Group Co., Ltd., or Yili, a PRC producer and distributor of liquid and powdered milk under their Yili brand.

According to data collected by CIC, the top ten brands accounted for 78.6% of total infant formulas sold in China in 2007. In 2007, the market shares of the top five infant formula producers differed by less than five percentage points. Among the top ten participants in the infant formula market, we believe top domestic companies such as us are competing increasingly more effectively with multinational producers.

INTELLECTUAL PROPERTY

All of our product formulations have been developed in-house and are proprietary. We have not registered or applied for protections in China for most of our intellectual property or proprietary technologies relating to the formulations of our powdered infant formula. See “Risk factors—Risks Related to Our Business—Failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.” Although we believe that, as of today, patents and copyrights have not been essential to maintaining our competitive market position, we intend to assess appropriate occasions in the future for seeking patent and copyright protections for those aspects of our business that provide significant competitive advantages.

We have 38 registered trademarks in China, one registered trademark in Hong Kong, and one registered trademark in the United States. Additionally, we have 70 trademark applications pending approval in China.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes a confidentiality clause and a clause acknowledging that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Each of our third-party producers enters into a standard form confidentiality agreement. Despite our precautions, it may be possible for third parties also to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk factors—Risks Related to Our Business—Failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

ENVIRONMENTAL MATTERS

Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

OUR EMPLOYEES

As of December 31, 2007, we employed 4,340 employees in all of our facilities, with 510 management staff and research and development employees, 1,530 production employees, 2,300 sales and marketing employees, including 190 database sales and marketing specialists, 500 employees working or educational programs in healthcare facilities, and 50 customer relations employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Within 2008, we expect to increase our employees by 1,200 people, of which 150 employees will be in management and research and development, 500 will be in production, and 550 will work in sales and marketing.

We offer our employees both a base salary and a profit sharing program composed of performance bonuses and rewards for exceptional performance. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

INSURANCE

We maintain property insurance for some of our premises located in Qingdao and Zhangjiakou. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. Business or product liability claims or potential regulatory actions could materially and adversely affect our business and financial condition. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage and do not carry any business interruption insurance, third-party liability insurance for our production facilities or insurance that covers the risk of loss of our products in shipment.”

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

The food industry, of which nutritional and infant formula products form a part, is subject to extensive regulation in China. This section summarizes the most significant PRC regulations governing our business in China.

Food Hygiene and Safety Laws and Regulations

As a producer of nutritional products, and particularly dairy-based infant formula products, in China, we are subject to a number of PRC laws and regulations governing food safety, hygiene, dairy products and infant formula including:

•	the PRC Product Quality Law;

•	the PRC Food Hygiene Law;

•	Access Conditions for Dairy Products Processing Industry;

•	the Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises;

•	the Regulation on the Administration of Production Licenses for Industrial Products;

•	the General Measure on Food Quality Safety Market Access Examination;

•	the General Standards for the Labeling of Prepackaged Foods;

•	the Implementation Measures on Examination of Dairy Product Production Permits;

•	the Standardization Law;

•	the Raw Milk Collection Standard;

•	the Whole Milk Powder, Skimmed Milk Powder, Sweetened Whole Milk Powder and Flavored Milk Powder Standards; and

•	the General Technical Requirements for Infant Formula Powder and Supplementary Cereal for Infants and Children.

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the use of additives, production, packaging, handling, labeling and storage, as well as facilities and equipment. Failure to comply with these laws and regulations may result in confiscation of our products and proceeds from the sales of non-compliant products, destruction of our products and inventory, fines, suspension of production and operation, product recalls, revocation of licenses, and, in extreme cases, criminal liability.

Environmental Regulations

We are subject to various governmental regulations related to environmental protection. The major environmental regulations applicable to us include:

•	the Environmental Protection Law of the PRC;

•	the Law of PRC on the Prevention and Control of Water Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;

•	the Law of PRC on the Prevention and Control of Air Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;

•	the Law of PRC on the Prevention and Control of Solid Waste Pollution; and

•	the Law of PRC on the Prevention and Control of Noise Pollution.

On March 18, 2008, the PRC National Development and Reform Commission, or the NDRC, promulgated the “Access Conditions for Dairy Products Processing Industry”, or the Access Conditions, which became effective on April 1, 2008. The Access Conditions set forth the conditions an entity must satisfy in order to engage, or continue to engage, in the dairy products processing business. The Access Conditions set forth standards mainly on the following aspects of the dairy products processing business: techniques and equipment, product quality, energy and water consumption, sanitation and environmental protection, as well as production safety.

According to the Access Conditions, any new or continuing dairy products processing projects or enterprises will be required to meet all the conditions and requirements set forth in the Access Conditions. For projects or enterprises that already commenced operations before promulgation of the Access Conditions, improvements or rectification actions may need to be taken in order to have such projects or enterprises meet the conditions within two years of the effective date of the Access Conditions on April 1, 2010.

The Access Conditions also set forth some requirements relating to the location, processing capacity and raw milk source for any new or continuing dairy products processing project or enterprise.

Any new or continuing dairy products processing projects or enterprises that fail to meet the requirements will not be able to procure land, license, permits, loan facility and electricity necessary for the processing of dairy products, and those projects or enterprises already in operation before the promulgation of the Access Conditions will be deregistered and ordered to shut down if they fail to meet the conditions within a two-year rectification period. We believe that all of our existing entities and facilities meet the requirements under the Access Conditions. See “Risk Factor—Risks Associated with Doing Business in China—Changes in the regulatory environment for dairy and infant nutrition products in China could negatively impact our business.”

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT EMPLOYEES

The following sets forth information about our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Directors and Executive Officers
Liang Zhang	48	Chairman of the Board of Directors and Chief Executive Officer
Jinrong Chen	48	Director(1)(2)(3)
Yiu-Chun Chan	55	Director(1)(2)(3)
Lei Lin	40	Director(1)(2)(3)
William W. Wu	46	Director and President—Marketing and Sales
Weiguo Zhang	50	President and Chief Operating Officer
Lawrence Lee	43	Chief Financial Officer
Xisen Mu	50	President—Production

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating Committee.

Liang Zhang. Liang Zhang is our founder and has served as the chairman of our board of directors and chief executive officer since we became a public company in 2005. Mr. Zhang has worked in the food ingredients industry since the 1980s and founded his first entrepreneurial venture, Honnete, in the early 1990s. Honnete has since become the dominant supplier of whey protein products in China. Mr. Zhang has been recognized as a business leader in the dairy industry in China, serving as vice-chairman of the China Dairy Industry Association. Mr. Zhang received a bachelor’s degree in French language and literature from Nanjing International Relations Institute of China.

Jinrong Chen. Jinrong Chen has served as a director of our board of directors since June 27, 2006. Ms. Chen has served as associate professor at the School of Economics and Management of Tsinghua University in Beijing since 2001, specializing in corporate finance management, securities analysis, financial operations, corporate governance and controls. In addition to her academic career with top business schools in China, Ms. Chen also advises public companies and private businesses in China. Ms. Chen received her bachelor’s degree in accounting from Beijing Institute of Electronics & Information and her MBA degree from Renmin University of China.

Yiu-Chun Chan. Yiu-Chun Chan has served as a director of our board of directors since December 3, 2006. Mr. Chan has over 30 years of experience in marketing agricultural and food products in the Greater China area, and is the chief executive officer and founder of P R Consultants Limited. Previously, he served as an Executive Director of Lintas Hong Kong Limited and a partner of Times Direct Marketing Asia—the largest privately held direct marketing company in South East Asia. Mr. Chan began his career marketing agricultural products at Sunkist Growers, where he was responsible for the advertising and promotion activities in the Hong Kong market. Mr. Chan received his BSSc. (Hons) in communication from Hong Kong Baptist University.

Lei Lin. Lei Lin has served as a director of our board of directors since October 1, 2007. Mr. Lin is president and co-chief executive officer of Sinotrust, a leading consulting company in China which Mr. Lin founded in 1992. Mr. Lin received his bachelor’s degree in applied economic mathematics from Renmin University of China.

Weiguo Zhang. Weiguo Zhang has been our chief operating officer and president since 2005 and is primarily responsible for our financial market operations, including investor relations, corporate development, and international strategic development. Mr. Zhang first joined us as president of Synutra Illinois in 2001 to oversee our U.S. operations, including information support in research and technologies and business development. Prior to joining us, Mr. Zhang was the managing director of Bambridge International, Ltd., which he founded in 1995. Mr. Zhang received a bachelor’s degree in English language and literature from the Nanjing International Relations Institute and a master’s degree in international economics and American foreign policy from the School of Advanced International Studies from John Hopkins University.

Lawrence Lee. Lawrence Lee has served as our chief financial officer since October 1, 2007. Mr. Lee also served as a director of our board of directors from December 3, 2006 to September 30, 2007. From August 1, 2004 to September 30, 2007, Mr. Lee was vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Lee served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Lee’s experience also includes serving as a financial controller at the Korean division of Exel Plc, and serving as a senior auditor at Waste Management Inc.’s international department in London. Mr. Lee is an associate member of the Association of Chartered Certified Accountants. Mr. Lee received a bachelor’s degree in management and engineering from Beijing Institute of Technology, a master’s degree in economics from Renmin University of China, and a master’s degree in accounting and finance from the London School of Economics.

William W. Wu. William W. Wu has served as our president of marketing and sales since July 2007 and is currently a member of our board of directors. Mr. Wu served as our vice president of marketing and sales since December 2005. Before joining us, Mr. Wu worked as a member of the senior management on sales, marketing and market research with Bristol-Myers Squibb (China) since 2001. Prior to that, Mr. Wu also worked in the marketing departments of Bristol Myers Squibb, Merck-Medco, a pharmacy benefit manager affiliated with Merck, later spun off from Merck as an independent company, and other sales and marketing organizations in the United States. Mr. Wu received a master’s degree in American studies from Beijing Foreign Studies University and his Ph.D. in sociology from the University of North Carolina at Chapel Hill.

Xisen Mu. Xisen Mu has served as our president of production since January 2007. Before joining us, Mr. Mu worked as general manager of Heilongjiang Dairy Group since 2001. Prior to that, Mr. Mu held senior positions with other major dairy companies in Heilongjiang province. He has more than 20 years of experience in the dairy industry in China. Mr. Mu received a diploma in management from Qiqihar Institute of Light Industry.

Our directors have a term of office expiring at the next annual general meeting, unless re-elected or earlier vacated in accordance with our bylaws. Our officers are appointed by and serve at the discretion of the board of directors. All officers have a term of office lasting until their removal or replacement by our board of directors. There are no family relationships among our directors or officers.

Board of Directors

Our board of directors currently has five directors, consisting of three independent directors, all of whom are independent as defined by the applicable listing requirements of the NASDAQ Stock Market. All directors are elected to hold office until our next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal.

Board Committees

Our board has established the committees described below and may establish others from time to time.

Audit Committee

Our audit committee consists of Jinrong Chen, Lei Lin and Yiu-Chun Chan, all of whom are independent as defined by the applicable listing requirements of the NASDAQ Stock Market. Ms. Chen is the chairperson of our audit committee and serves as the financial expert of the committee. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•

establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•

periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other risks or exposures to our company, reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K) and periodically reviewing business expenses of our chief executive officer; and

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Jinrong Chen, Yiu-Chun Chan, and Lei Lin. Ms. Chen is the chairperson of our compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating Committee

Our nominating committee consists of Yiu-Chun Chan, Jinrong Chen, and Lei Lin. Mr. Chan is the chairman of our nominating committee. The purpose of our nominating committee is to be primarily responsible for identifying individuals qualified to serve as members of the board of directors and recommending to the board the persons to be nominated by the board as nominees for director at each annual meeting of our stockholders. Specific responsibilities of our nominating committee include:

•	developing and recommending to the board of directors criteria for board of directors and committee membership;

•	identifying individuals qualified to become board of directors members;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors’ committees;

•	developing and recommending to the board of directors a code of ethical conduct and a set of corporate governance policies and practices; and

•	monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Director Compensation—Fiscal Year Ended March 31, 2008

Director’s Compensation Table—Fiscal Year Ended March 31, 2008

The following table presents information regarding the compensation for the fiscal year ended March 31, 2008 to members of our board of directors who were not also employed by us (referred to as our “non-employee directors”) during the fiscal year. The compensation paid to Liang Zhang, Lawrence Lee and William W. Wu, each of whom is employed by us, is presented below in the table titled “Summary Compensation Table—Fiscal Years Ended March 31, 2008 and March 31, 2007” and the related explanatory tables.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jinrong Chen	25,000	0	0	0	0	0	25,000
Yiu-Chun Chan	25,000	0	0	0	0	0	25,000
Lei Lin(2)	15,000	0	0	0	0	0	15,000

(1)	None of our non-employee directors held any outstanding options or other stock-based awards as of the last day of the fiscal year ended March 31, 2008.
(2)	Lei Lin was elected to our board of directors on October 1, 2007.

Non-Employee Director Compensation

Currently, each of our non-employee directors is entitled to receive an annual cash retainer of $30,000 for his or her services as a director. In addition, our non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of the board and board committees. Our non-employee directors do not receive any equity-based awards or other compensation for their service as directors.

Compensation Committee Interlocks and Insider Participation

Jinrong Chen, Yiu-Chun Chan, Lei Lin and Lawrence Lee each served on the compensation committee during the fiscal year ended March 31, 2008. Effective October 1, 2007, Lawrence Lee resigned as a director and was appointed as our chief financial officer. Otherwise, none of these directors is or was an executive officer of our company or had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our compensation committee during the fiscal year ended March 31, 2008.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees and agents to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

In connection with this offering, we have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnified party in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes the material elements of compensation earned by our executive officers during the fiscal year ended March 31, 2008. Our executive compensation programs are determined and approved by the compensation committee of our board of directors.

Liang Zhang and Lawrence Lee, who serve as our chief executive officer and our chief financial officer, respectively, and William W. Wu were our “named executive officers” for the fiscal year ended March 31, 2008, and the compensation for these officers is reported in the “Summary Compensation Table” below. No other executive officer received compensation in excess of $100,000 for the fiscal year ended March 31, 2008. Jibin Zhang, who served as our chief financial officer before Lawrence Lee, resigned from that position effective October 1, 2007. His compensation is also reported in the table titled “Summary Compensation Table—Fiscal Years Ended March 31, 2008 and March 31, 2007” below.

Overview of Executive Compensation Program

The compensation committee has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The compensation committee seeks to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

The compensation committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to the individual executive’s job responsibilities and reward the achievement of both annual and long-term strategic goals of our company. Because of the size of our company, the small number of executive officers in our company, and our company’s financial priorities, the compensation committee has decided not to implement or offer any retirement plans, deferred compensation plans or other similar plans for our executive officers. Accordingly, the components of our executive compensation program currently consist of a cash salary only. As described below, we are adopting a new equity incentive plan in connection with this offering. The compensation committee will consider using equity incentive grants to provide executives with longer-term incentives in the future.

The compensation committee also takes into account in making its decisions the executive compensation programs of other manufacturing and marketing companies operating in China. The compensation committee may in future years reassess the levels of equity and cash compensation offered to our executives in light of our profitability and other performance factors.

Role of Executive Officers in Compensation Decisions

Our compensation committee and chief executive officer annually review the performance of each executive officer (other than the chief executive officer, whose performance is reviewed only by the compensation committee). The compensation committee makes all decisions with respect to compensation for the chief executive officer and will approve grants of equity awards to all of our executive officers. Decisions regarding the non-equity compensation of our executive officers other than our chief executive officer are made by our chief executive officer.

Setting Executive Compensation

In making its compensation decisions, our compensation committee does not retain outside compensation consultants. Instead, the compensation committee reviews compensation data for executives of other listed companies located in China. The compensation committee utilizes this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to similarly situated executives at comparable local companies considering, for each executive, their individual experience level and the responsibilities of their position with us. There is no pre-established policy or target for the allocation between cash and non-cash incentive compensation.

Employment Agreements

We have entered into standard employment agreements with each of our executive officers, including the named executive officers. The terms and conditions of these employment agreements are determined via negotiations between the employee parties and us, and the framework and structure of the agreements are intended to comply with applicable PRC labor and employment laws.

Liang Zhang’s employment agreement has a two-year term that ends on December 20, 2008 and provides for an annual base salary of approximately $164,280. William W. Wu’s employment agreement has a two-year term that ends on June 30, 2009 and provides for an annual base salary of approximately $114,996. Lawrence Lee’s employment agreement has a term that ends on December 31, 2008 and provides for an annual base salary of approximately $109,520. Jibin Zhang’s employment agreement has a two-year term that ends on June 30, 2009 and provides for an annual base salary of approximately $57,215.

2008 Executive Compensation Components

For the fiscal year ended March 31, 2008, the principal component of compensation for our executive officers was their base salary. We provide executive officers with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for the executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the compensation committee primarily considers:

•	the negotiated terms of each executive’s employment agreement;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of our performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the compensation committee’s assessment of the individual’s performance.

Our executive officers did not receive any annual bonus or equity-based compensation for the fiscal year ended March 31, 2008.

Summary Compensation Table — Fiscal Years Ended March 31, 2008 and March 31, 2007

The following table presents information regarding compensation of our named executive officers for services rendered during the fiscal years ended March 31, 2008 and March 31, 2007. The amounts reported in this table have been converted from Renminbi to U.S. dollars based on a conversion rate of RMB7.3046 to $1.00.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)	(i)	(j)
Liang Zhang Chairman of the Board and Chief Executive Officer	2008 2007	164,280 31,070	(1)	0 0	0 0	0 0	0 0	0 0	0 0	164,280 37,500
Lawrence Lee(2) Chief Financial Officer	2008 2007	54,760 0		0 0	0 0	0 0	0 0	0 0	10,000 5,000	64,760 5,000
William W. Wu President — Marketing and Sales	2008 2007	114,996 114,996		0 0	0 0	0 0	0 0	0 0	0 0	114,996 114,996
Jibin Zhang(3) Former Chief Financial Officer	2008 2007	61,605 57,947		0 0	0 0	0 0	0 0	0 0	4,100 6,000	65,712 64,518

(1)	Because of his significant equity interest in us, Liang Zhang elected not to receive any form of compensation, monetary or otherwise, prior to January 2007. This amount reflects the base salary paid to Liang Zhang for the last three months of the fiscal year ended March 31, 2007.
(2)	As noted above, Lawrence Lee was appointed our chief financial officer effective October 1, 2007. The amounts reported in column (i) reflect retainer fees for his service on our board of directors prior to his appointment as our chief financial officer.
(3)	As noted above, Jibin Zhang resigned as our chief financial officer effective October 1, 2007 but remained as a senior manager of our company. The amounts reported in column (i) consist of certain housing and social insurance payments made by us on his behalf.

Plan-Based Awards — Fiscal Year Ended March 31, 2008

None of our named executive officers received any grants of options or other stock-based awards during the fiscal year ended March 31, 2008. Additionally, none of our named executive officers held any outstanding options or other stock-based awards as of the last day of the fiscal year ended March 31, 2008, nor did any of our named executive officers exercise any options or hold any other stock awards that vested during the fiscal year ended March 31, 2008.

Potential Payments Upon Termination of Employment or Change of Control

We have not entered into any arrangements with our executive officers to provide severance or change of control benefits. Upon a termination of employment by us, an employee is generally entitled under PRC labor law to one month’s severance pay for each full year he or she has been employed with us (with a minimum of one month’s severance pay and a maximum of 12 months’ severance pay). Under this provision, our named executive officers would have been entitled to the following severance amounts if his employment had been terminated by us on March 31, 2008: Liang Zhang — $136,900 (based on ten full years of service); Lawrence Lee — $9,127 (based on less than one full year of service); William W. Wu — $19,166 (based on two full years of service); and Jibin Zhang — $25,669 (based on five full years of service).

Stock Incentive Plan

We plan to adopt a Stock Incentive Plan, or the Plan, to provide an additional means to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the Plan.

Our board of directors, or a committee of directors appointed by the board, will have the authority to administer the Plan. The administrator of the plan will have broad authority to:

•	select participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the Plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award; and

•

allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third-party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

A total of              shares of our common stock will be authorized for issuance with respect to awards granted under the Plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the Plan. As of the date of this prospectus, no awards have been granted under the Plan, and the full number of shares authorized under the Plan will be available for award purposes.

Awards under the Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.

Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock for incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. Subject to applicable tax law, the plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and kind of shares that will be available under the Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Upon the occurrence of any of the following:

•	any merger, combination, consolidation, or other reorganization;

•	any exchange of our common stock or other securities;

•	a sale of all or substantially all of our business, stock or assets;

•	our dissolution; or

•	any other event in which we do not survive (or do not survive as a public company in respect of our common stock);

outstanding awards under the Plan will generally become fully vested and will terminate upon the transaction, unless the awards are assumed by the successor entity or otherwise continue in the circumstances.

Our board of directors may amend or terminate the Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. The Plan and any Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The Plan is not exclusive — our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on             , 2018. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire common stock under the plan is ten years after the initial date of the award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

All transactions involving us and our officers, directors, principal stockholders and their affiliates will be and have been approved by a majority of our board of directors, including a majority of the independent directors.

TRANSACTIONS WITH AFFILIATE COMPANIES CONTROLLED BY LIANG ZHANG

Our chairman, chief executive officer and principal stockholder, Liang Zhang, controls several other companies in China. Among these companies, we sell butter and skimmed milk powder to Beijing Kelqin Dairy Co., Ltd. and Honnete, formulation ingredients to Beijing Ao Naier Feed Stuff LLC, our name brand products to St. Angel (Beijing Business Service) and engage the services of Beijing Luding Xueyuan for direct sales, catalogue sales, and regional retail outlets distribution. We also purchased whey protein powder from Honnete and Beijing Kelqin Dairy Co., Ltd., and catalogues, brochures, and marketing materials from Beijing Sheng Long Media Co., Ltd.

Honnete imports whey protein from Eurosérum. We purchased substantially all of our whey protein powder from Honnete until December 2007, when we started to purchase substantially all of our whey protein powder directly from Eurosérum. For the fiscal year ended March 31, 2007 and the nine months ended December 31, 2007, we purchased $11.5 million and $17.9 million whey protein powder from Honnete, respectively.

We acquired an 80% interest in Baoquanling from Harbin Kang Pu for $1.4 million in May 2007 to increase our production capacity for infant formula products.

The following table sets forth the value of our sales to our affiliated companies during the periods indicated.

	Year Ended March 31, 2007	Nine Months Ended December 31, 2007
	($ in thousands)
Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.	3,401	—
Beijing Kelqin Dairy Co., Ltd.	311	1,494
Beijing Luding Xueyuan Trading Co., Ltd	260	1,075
Beijing Ao Naier Feed Stuff LLC	130	—
St. Angel (Beijing Business Service)	32	—
Beijing Honnete Dairy Co., Ltd.	6,128	—
Total	10,262	2,569

The following table sets forth the value of our purchases from our affiliated companies during the periods indicated.

	Year ended March 31, 2007	Nine months ended December 31, 2007
	($ in thousands)
Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.	15,139	—
Beijing Kelqin Dairy Co., Ltd.	3,033	3,286
Beijing Sheng Long Media Co., Ltd.	19	2
Beijing Honnete Dairy Co., Ltd.	11,460	17,862
St. Angel (Beijing Business Service)	—	986
Total	29,651	22,136

REGISTRATION RIGHTS AGREEMENT WITH WARBURG

On June 15, 2007, we issued 4,000,000 shares of common stock to Warburg for $66.0 million and entered into a registration rights agreement with Warburg. Pursuant to this registration rights agreement, we granted Warburg certain customary registration rights, including demand, piggyback and Form S-3 registration rights. Subject to the provisions of the registration rights agreement and the restrictions of its lock-up agreement, Warburg will be entitled to require us to register the resale of its shares under the Securities Act. See “Corporate Structure and History.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of this offering; and (2) as adjusted to reflect the sale of the shares of common stock in this offering, assuming no exercise of the underwriter’s option, by:

•	each person known by us to be a beneficial owner of more than five percent of our outstanding common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after the date of this prospectus. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Percentage of class is based on 54,000,713 shares of common stock outstanding as of the date of this prospectus. Unless otherwise noted below, the address of the persons listed on the table is 2275 Research Blvd., Suite 500, Rockville, Maryland 20850.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name	Number	Percent	Number	Percent
OFFICERS AND DIRECTORS
Liang Zhang, Director and Chief Executive Officer(1)	36,000,300	66.67%
Lawrence Lee, Chief Financial Officer	—	—	—	—
Weiguo Zhang, President and Chief Operating Officer	2,000	*	—	—
William W. Wu, Director and President of Marketing and Sales	—	—	—	—
Jinrong Chen, Director	—	—	—	—
Yiu-Chun Chan, Director	—	—	—	—
Lei Lin, Director	—	—	—	—
Xisen Mu, President of Production	—	—	—	—
All Officers and Directors as a Group	36,002,300	66.67%

PRINCIPAL STOCKHOLDER
Warburg Pincus Private Equity IX, L.P.(2)	4,000,000	7.41%

*	Less than 1%
(1)	Includes 36,000,000 shares owned by Beams Power Investment Limited, or Beams, a British Virgin Islands company. Liang Zhang has dispositive and voting power over investments by Beams. Liang Zhang’s wife, Xiuqing Meng, is the sole shareholder and director of Beams.
(2)	According to a Schedule 13D filed by Warburg Pincus Private Equity IX, L.P., or WP IX with the SEC on June 20, 2007, Warburg Pincus IX LLC, or WP IX LLC is the sole general partner of WP IX. Warburg Pincus Partners LLC, or WP Partners, is the sole managing member of WP IX LLC, and Warburg Pincus & Co., or WP, is the sole managing member of WP Partners. Charles R. Kaye and Joseph P. Landy are general partners of WP and managing members and co-presidents of Warburg Pincus LLC, or WP LLC, which manages WP IX. WP, WP Partners, WP IX LLC, WP IX and WP LLC are collectively referred to as the “Warburg Pincus Entities.” Messrs. Kaye and Landy may be deemed to indirectly beneficially own the shares held by WP IX because of their affiliation with the Warburg Pincus Entities. Messrs. Kaye and Landy disclaim beneficial ownership of the shares held by WP IX except to the extent of their pecuniary interest therein. The address of the Warburg Pincus Entities is 466 Lexington Avenue, New York, New York, 10017.

DESCRIPTION OF CAPITAL STOCK

GENERAL

Our authorized capital stock consists of 250,000,000 shares of common stock and 20,000,000 shares of preferred stock, each with a par value of $0.0001 per share. As of the date of this prospectus there are 54,000,713 shares of common stock outstanding. No preferred stock is issued or outstanding. This section refers to our amended and restated certificate of incorporation and bylaws.

COMMON STOCK

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of our common stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor and (ii) in the event of our liquidation, dissolution or winding-up to share ratably all assets remaining after payment of liabilities and the liquidation preference of any preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The holders of our common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future.

PREFERRED STOCK

Our board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. Currently, we have not designated any series of preferred stock or otherwise issued any shares of preferred stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company might harm the market price of our common stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE ANTI-TAKEOVER LAW

We are governed by the Delaware General Corporation Law. Our amended and restated certificate of incorporation and bylaws contain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise.

Advance Notice Procedures

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting, or brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who was a stockholder of record on the record date fixed for determining stockholders entitled to vote at such meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Blank Check Preferred Stock

Our certificate of incorporation provides for 20,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations our board of directors were to determine that a takeover proposal is not in the best interest of us and our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad powers to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The overall effect of the foregoing provisions may be to deter a future tender offer. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of              shares of common stock offered hereby by us. Of these shares,              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock.

LOCK-UP AGREEMENTS

The remaining              shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to “lock-up” agreements with the underwriters on the effective date of this offering. See “Underwriting.” Upon expiration of the lock-up agreements 180 days after the effective date of this offering, all             shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

RULE 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our “restricted securities” for at least six months including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(b) discussed below.

Under Rule 144(b), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, subject to the availability of current public information about us, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(b) shares” may be sold at any time.

SHARES SUBJECT TO REGISTRATION RIGHTS

Pursuant to a registration rights agreement we entered with Warburg, we granted Warburg, who beneficially owns 4,000,000 shares of our common stock, certain rights to require us to register its shares under the Securities Act. Subject to the provisions of the registration rights agreement and the restrictions of its lock-up agreement, Warburg will be entitled to require us to register the resale of its shares under the Securities Act. Registration of the resale of such shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates.

As further described below, we issued ABN warrants to purchase up to 400,000 shares of our common stock. We also entered into a registration rights agreement with ABN, granting it certain registration rights to require us to register the underlying shares that are subject to the warrants under the Securities Act. Subject to the provisions of the registration rights agreement and the restrictions of its lock-up agreement, ABN will be entitled to require us to register the resale of the underlying shares under the Securities Act. Registration of the resale of such shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates.

Warrants to Purchase Shares of Our Common Stock

On April 19 and October 11, 2007, we issued warrants to ABN, which allow ABN to purchase an aggregate of 400,000 shares of our common stock exercisable at an initial exercise price of $8.89 per share. We also granted ABN certain registration rights as described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences arising from the purchase, ownership and disposition of our common stock acquired in this offering. This summary does not cover all aspects of U.S. federal income taxation that may be relevant to each such holder due to the particular circumstances of such holder or address estate and gift tax consequences, state, local or other tax consequences or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This summary does not address the considerations that may be applicable to particular classes of taxpayers, including certain financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, certain persons who have ceased to be U.S. citizens or to be taxed as resident aliens, broker-dealers and tax-exempt organizations or holders with a “functional currency” other than the U.S. dollar. This summary deals only with the tax treatment of holders who own our common stock as “capital assets” as defined in Section 1221 of the Code.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or individual resident in the United States;

•	a corporation, or other entity treated as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all of the substantial interests of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The term “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

DIVIDENDS

We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a holder’s adjusted tax basis in our common stock. Any remainder will constitute gain as if from the sale of the common stock. See “—Dispositions.”

U.S. Holders

Any dividends payable by us will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).

For taxable years ending on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations), provided that the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid to it with respect to the common stock. Subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Non-U.S. Holders

The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that does not timely provide required certifications or meet other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

DISPOSITIONS

U.S. Holders

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of our common stock in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our common stock unless:

•

the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•

the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the common stock) exceed capital losses allocable to U.S. sources.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the U.S. Internal Revenue Service and to each holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup or information withholding.

If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a U.S. person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated in the following table. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of shares
Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Total

The underwriters are committed, severally and not jointly, to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the underwriters’ option to purchase additional shares described below unless and until this option is exercised. We have granted the underwriters an option to purchase up to an additional              shares of our common stock from us. They may exercise that option within 30 days from the date of this prospectus. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SYUT.” The last reported sale price of our common stock on              was $             per share.

Shares of our common stock to be sold by the underwriters to the public, including any shares of our common stock to be sold pursuant to the underwriters’ option, will initially be offered at the public offering price listed on the cover page of this prospectus. The estimated public offering price set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $             per share of the initial public offering price. Any such securities dealers may resell any shares of our common stock purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares of our common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The public offering price of our shares is determined by negotiations between us and the representatives. Among the factors considered in determining the public offering price are the market price of our shares, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The table below shows the per share and total underwriting discounts and commissions we will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

We, our directors and executive officers, and our principal stockholders have entered into a lock-up agreement stating that, without the prior written consent of the representatives on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common stock that are substantially similar to our shares, including but not limited to any options or warrants to purchase our shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed).

The foregoing lock-up periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we release earnings results or announce material news or a material event, or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the applicable lock-up period, then in each case the applicable lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

To facilitate this offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the shares, the underwriters may bid for, and purchase, shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in this offering, if the syndicate repurchases previously distributed shares to cover syndicate short positions or to stabilize the price of the shares. Any of these activities may stabilize or maintain the market price of the shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the over-the-counter market or otherwise.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us for which they have received or will receive customary fees and expenses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the shares, or the possession, circulation or distribution of a prospectus or any other material relating to us and the shares in any country or jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including the shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require our publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. Buyers of shares sold by the underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the Share Offering Price.

United Kingdom. This prospectus and any other material in relation to the shares is only being distributed to and is only directed at person (i) who are outside the United Kingdom and (ii) to investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities and any other persons to whom it may lawfully be communicated, falling under Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each Underwriter has severally represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended), or the FSMA, received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Germany. Any offer or solicitation of shares of class A common stock within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz - WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the shares to the public in Germany, any public marketing of the shares or any public solicitation for offers to subscribe for or otherwise acquire the shares. The prospectus and other offering materials relating to the offer of the shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Italy. Each underwriter agrees that it will not make an offer of the shares to the public in the Republic of Italy, or Italy, other than:

(a) to professional investors (investitori qualificati), as defined pursuant to Article 100, paragraph 1(a), of Legislative Decree No 58, 24 February 1998, or the Financial Services Act, as amended and restated from time to time; or

(b) in any other circumstances provided under Article 100 paragraph 1 of the Financial Services Act and under Article 33, paragraph 1, of CONSOB Regulation No. 11971 of 14 May 1999, as amended, where exemptions from the requirement to publish a prospectus pursuant to Article 94 of the Financial Services Act are provided.

Moreover, and subject to the foregoing, each underwriter acknowledges that any offer, sale or delivery of the shares or distribution of copies of the this prospectus or any other document relating to the shares in Italy under (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of 1 September 1993, or the Banking Act, CONSOB Regulation No. 11522, 1 July 1998, all as amended; and

(ii) in compliance with the so-called subsequent notification to the Bank of Italy, pursuant to Article 129 of the Banking Act, as applicable;

(iii) in compliance with Article 100-bis of the Financial Services Act (if applicable); and

(iv) in compliance with any other applicable laws and regulations including any relevant limitations which may be imposed by CONSOB.

Hong Kong. The shares may not be offered or sold in Hong Kong, by means of any document, other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China. This prospectus may not be circulated or distributed in China and the shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (iii) by way of private placement to no more than 50 persons within any period of 12 months pursuant to, and in accordance with the conditions specified in, Section 272B of the SFA; or (iv) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Australia. No prospectus or other disclosure document has been lodged with, or registered by, the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth), or the Corporations Act, and does not purport to include the information required for a prospectus or other disclosure document under the Corporations Act.

Any offer in Australia of the shares under this prospectus may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), to “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia for 12 months from the date of issue under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act or is made where the body issued the relevant securities with disclosure under Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

Canada. The shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and only by a dealer duly registered under the applicable securities laws of that province or territory in circumstances where any exemption from the applicable registered dealer requirements is available.

Japan. The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended, or the Financial Instruments and Exchange Law, and the shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Kuwait. The shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the shares in

Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the shares.

Qatar. This prospectus is not intended to constitute an offer, sale or delivery of shares under the laws of the State of Qatar. The shares have not been and will not be registered under Decree Law No. (14) of 1995 establishing the Doha Securities Market, or DSM, and the DSM Internal Regulations or with the Qatar Central Bank, or QCB, or under the Qatar Financial Centre, or QFC, rules and regulations or any laws of the State of Qatar.

The shares and interests herein do not constitute a public offer of shares in the State of Qatar under the Commercial Companies Law No.(5) of 2002 or otherwise under any laws of the State of Qatar, including the Qatar Financial Centre rules and regulations.

The shares are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such shares. No transaction will be concluded in the jurisdiction of the State of Qatar (including the Qatar Financial Centre).

Saudi Arabia. No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the shares in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The shares may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the shares will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the shares. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of the shares should conduct their own due diligence on the accuracy of the information relation to the shares. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

United Arab Emirates. The shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Securities and Commodities Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. The offering, the shares and the interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. The shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

LEGAL MATTERS

Certain legal matters as to United States federal and New York law and the validity of the common stock offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters as to United States federal and New York State law will be passed upon for the underwriters by Davis Polk & Wardwell. Legal matters as to PRC law will be passed upon for us by De Heng Law Offices and for the underwriters by King & Wood.

EXPERTS

Our financial statements as of March 31, 2007 and 2006, and for the years then ended, and for the transition period ended March 31, 2005, and the year ended December 31, 2004 included in this prospectus and in the registration statement have been audited by Rotenberg & Co., LLP, an independent registered certified public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.synutra.com. Information contained on our website or any other website does not constitute a part of this prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

2275 Research Blvd., Suite 500

Rockville, Maryland 20850

301-840-3888

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2007 and 2006 (restated)	F-3

Consolidated Statements of Income for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004 (restated), for the three month transition period ended March  31, 2005 and three months ended March 31, 2004 (unaudited)

F-4

Consolidated Statements of Shareholders’ Equity for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004 (restated), and for the three month transition period ended March 31, 2005	F-5

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004 (restated), for the three month transition period ended March  31, 2005 and three months ended March 31, 2004 (unaudited)

F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedules	F-31

Unaudited Condensed Consolidated Statements of Income for the nine month period ended December 31, 2007 and 2006	F-34

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2007 and March 31, 2007	F-35

Unaudited Condensed Consolidated Statements of Cash Flows for the nine month period ended December 31, 2007 and 2006	F-36

Notes to Unaudited Condensed Consolidated Financial Statements	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Stockholders

Synutra International, Inc. and Subsidiaries

Rockville, Maryland

We have audited the accompanying consolidated balance sheets of Synutra International, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the two fiscal years ended March 31, 2007 and 2006, the three months ended March 31, 2005 and the year ended December 31, 2004, and related financial statement schedules. These consolidated financial statements and related financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the two fiscal years ended March 31, 2007 and 2006, the three months ended March 31, 2005 and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., llp

Rochester, New York

June 26, 2007 (except for the restatement discussed in Note 19 to the consolidated financial statements, as to which the date is January 9, 2008)

SYNUTRA INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share par value)

(As restated, see Note 19)

	March 31, 2007	March 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$20,836	$5,677
Restricted cash	12,930	16,457
Accounts receivable	6,760	2,540
Inventories	16,406	11,789
Other receivable	2,019	2,230
Due from the related parties	11,742	8,602
Advances to suppliers	1,206	354
Deferred expenses and other current assets	252	139

Total current assets	72,151	47,788

Property, plant and equipment, net	51,472	33,318
Land use rights, net	3,024	1,546
Deferred tax assets	432	—
Other Assets	192	357
TOTAL ASSETS	$127,271	$83,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Bank loans	$53,104	$36,680
Accounts payable	12,085	13,079
Due to related parties	2,935	4,301
Advances from customers	4,263	933
Tax payables	1,329	1,996
Other current liabilities	6,716	5,069
Total current liabilities	80,432	62,058

Deferred income	4,138	—

Total liabilities	84,570	62,058

Shareholders’ equity:
Common stock, $.0001 par value: 250,000 authorized; 50,001 issued and outstanding at March 31, 2007 and 2006	5	5
Additional paid-in capital	8,226	8,226
Retained earnings	31,538	11,664
Accumulated other comprehensive income	2,932	1,056

Total shareholders’ equity	42,701	20,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$127,271	$83,009

The accompanying notes are an integral part of the consolidated financial statements.

SYNUTRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands except earning per share data)

(As restated, see Note 19)

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				(Unaudited)
Net sales	$216,605	$132,289	$18,692	$12,782	$57,542

Including: related party sales	16,815	20,983	2,016	214	3,020
Cost of sales	109,900	76,653	9,124	7,556	33,605
Including: related party cost of sales	14,871	19,771	1,787	213	2,836
Gross profit	106,705	55,636	9,568	5,226	23,937

Selling and distribution expenses	25,561	15,494	4,563	2,722	9,428
Advertising and promotion expenses	52,322	20,908	1,071	373	8,479
General and administrative expenses	7,031	5,896	665	555	3,218
Total operating expense	84,914	42,298	6,299	3,650	21,125

Income from operations	21,791	13,338	3,269	1,576	2,812

Interest expense	1,896	1,784	183	145	638
Interest income	356	238	75	18	88
Other income (expenses), net	1,219	690	(58)	(8)	32

Income before provision for income tax	21,470	12,482	3,103	1,441	2,294
Provision for income tax	1,596	1,446	32	19	76

Net income before minority interests	19,874	11,036	3,071	1,422	2,218

Minority interests	—	1	(1,365)	488	2,598

Net income attributable to shareholders	$19,874	$11,035	$4,436	$934	$(380)

Earning per share—basic and diluted	$0.40	$0.23	$0.10	$0.02	$(0.01)
Weighted average common share outstanding—basic and diluted	50,001	48,834	46,000	46,000	46,000

The accompanying notes are an integral part of the consolidated financial statement.

SYNUTRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

(As restated, see Note 19)

	Common Stock Outstanding	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive Income
Balance at January 1, 2004	46,000	$5	$7,184	$(3,427)	$(114)	$3,648	—
Capital contribution/(reduction)	—	—	(183)	—	—	(183)	—
Net income/(loss)	—	—	—	(380)	—	(380)	(380)
Translation adjustment	—	—	—	—	(95)	(95)	(95)

Balance at December 31, 2004	46,000	5	7001	(3,807)	(209)	2,990	(475)

Capital contribution	—	—	205	—	—	205	—
Net income	—	—	—	4,436	—	4,436	4,436
Translation adjustment	—	—	—	—	(9)	(9)	(9)

Balance at March 31, 2005	46,000	5	7,206	629	(218)	7,622	4,427

Acquisition of Vorsatech	1,121	—	(18)	—	—	(18)	—
Capital stock issued to financial consultant and finders	2,880	—	567	—	—	567	—
Capital contribution	—	—	471	—	—	471	—
Net income	—	—	—	11,035	—	11,035	11,035
Translation adjustment	—	—	—	—	1,274	1,274	1,274

Balance at March 31, 2006	50,001	5	8,226	11,664	1,056	20,951	12,309

Net income	—	—	—	19,874	—	19,874	19,874
Translation adjustment	—	—	—	—	1,876	1,876	1,876

Balance at March 31,2007	50,001	$5	$8,226	$31,538	$2,932	$42,701	$21,750

The accompanying notes are an integral part of the consolidated financial statements.

SYNUTRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(As restated, see Note 19)

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2005	2004	2004
			Transition Period
Cash flow from operating activities:
Net income	$19,874	$11,035	$4,436	$934	$(380)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,057	1,422	336	331	1,387
Bad debt expense	397	215	36	6	68
(Gain) or loss on short term investment	(77)	3	4	(5)	17
Loss on disposal of property, plant and equipment	—	—	—	—	1
Minority interest	—	—	(1,365)	488	2,598
Financial consultants and finders fee	—	567	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,044)	(758)	1,265	(375)	(2,226)
Inventories	(4,616)	(5,032)	(493)	272	438
Advances to suppliers	(852)	368	20	(245)	(179)
Due from related parties	(3,139)	(520)	(3,403)	(1,228)	(3,418)
Other receivable	(363)	(484)	(220)	(8,308)	2,828
Deferred expense	(126)	258	(99)	(54)	(14)
Accounts payable	(994)	5,788	1,618	2,316	1,840
Due to related parties	(1,366)	(4,508)	281	6,484	5,386
Advances from customers	3,330	392	(860)	(438)	101
Tax payable	(668)	1,391	(27)	361	479
Deferred tax assets	(432)	—	—	—	—
Other payable and other accrued liabilities	1,647	357	299	764	(1,892)
Deferred revenue	4,138	—	—	—	—
Net cash provided by operating activities	14,766	10,494	1,828	1,303	7,034

Cash flow from investing activities:
Acquisition of property, plant and equipment	(8,939)	(1,177)	(1,499)	(1,180)	(14,349)
Cash used for construction in progress	(12,631)	(7,046)	—	—	—
Purchases of land use right	—	—	—	—	(415)
Cash receipt of disposal of fix assets	29	—	—	—	—
Purchases of intangible assets	(14)	(16)	(187)	(180)	(133)
Sales on short term investment	120	—	—	—	—
Change in restricted cash	3,527	(6,184)	(183)	(1,809)	(6,494)
Net cash used in investing activities	(17,908)	(14,423)	(1,869)	(3,169)	(21,391)

Cash flow from financing activities:
Borrowing of bank loans	32,625	14,747	1,571	3,986	31,480
Repayment of bank loans	(16,200)	(12,698)	(1,807)	(800)	(18,143)
Capital contribution (distribution)	—	—	205	(183)	(183)
Issuance of common stock	—	471	—	—	—
Net cash provided by financing activities	16,425	2,520	(31)	3,003	13,154

Net change in increase in cash and cash equivalents	13,283	(1,409)	(72)	1,137	(1,203)

Effect of exchange rate changes on cash and cash equivalents	1,876	1,274	(9)	6	(95)
Cash and cash equivalents, beginning of period	5,677	5,812	5,893	7,191	7,191

Cash and cash equivalents, end of period	$20,836	$5,677	$5,812	$8,334	$5,893

Supplemental cash flow information:
Interest paid	$2,119	$1,982	$183	$145	$1,141
Income taxes paid	$2,714	1,026	$18	$93	$109

The accompanying notes are an integral part of the consolidated financial statements

SYNUTRA INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS ENDED MARCH 31, 2007 AND 2006 AND DECEMBER 31, 2004 AND

THREE MONTH TRANSITION PERIOD ENDED MARCH 31, 2005

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Restated)

Through its wholly owned subsidiary, Synutra Inc., an Illinois corporation (“Synutra Illinois”), the Company owns all of the equity interests of eight companies in the People’s Republic of China, (“China” or the “PRC”) described below, each, with the exception of Mei Tai, engaged in different stages of the production, marketing, packaging and development of dairy based nutritional products in China for infants, children, pregnant women and nursing mothers, and other adults under the brand names of Super, U-Smart, U-Strong, and National Standards.

Qingdao Sheng Yuan Dairy Co., Ltd. is engaged in the sales and marketing of dairy based nutritional products for infants, children and adults under its brand names of Super, U-Smart, U-Strong, and National Standards.

Qingdao ST George Dairy Co., Ltd., renamed Shengyuan Nutrition Co., Ltd. on June 5, 2007, is engaged in the production, packaging, shipping and distribution of all of Synutra’s products.

Beian Yi Pin Dairy Co., Ltd. (“Beian”) is engaged in the production and processing of adult dairy based nutritional products and various milk powder products.

Luobei Sheng Yuan Dairy Co., Ltd. (“Luobei”) is engaged in the production and processing of Synutra’s products for infants and children under the brand names U-Smart, U-Strong, and National Standards under the “Sheng Yuan” label.

Zhangjiakou Sheng Yuan Dairy Co., Ltd. (“Zhangjiakou”) is engaged in the production and processing of all of Synutra’s products under the brand names Super, U-Smart, U-Strong, and National Standards.

On November 6, 2006, the Company consummated a transaction with the Department of Finance of Zheng Lan Qi (County) of Inner Mongolia in which the Company acquired certain assets owned by them including approximately $256,000 in land use rights and $5,635,000 in plant and buildings under construction. The transaction was consummated to establish a wholly foreign-owned company, the Inner Mongolia Sheng Yuan Food Co., Ltd, to produce milk fat and other dairy-based food ingredients.

In November 2006, the Company obtained government approval to form a business venture, Mei Tai Technology (Qingdao) Co., Ltd., to develop, manufacture, and export chondroitin sulfate, or cartilage, a nutraceutical supplement ingredient for distribution and sale in North American markets. For the past year, the Company has been exporting these products which generated revenue for the company. In the business venture, the Company has made an initial investment of $7.5 million. It is expected that the collagen protein, as a by-product of the cartilage manufacturing processes, will become a key revenue source for the Company’s operations, including in specially formulated milk powder products for women, in dairy-based protein bars, and as a main ingredient in new meal replacement products for women, in addition to direct export of the protein product to North America. The consummation of this business venture was contingent upon the injection of investment capital by the Company into the business within 6 months from the date of approval by the government authorities.

2. BASIS OF PRESENTATION (Restated)

The consolidated financial statements include the accounts of the Company (SYUT) and all its subsidiaries (“The Group”). All material inter-company accounts and transactions have been eliminated.

The following companies are consolidated for financial statement presentation:

	March 31,			Incorporation date
Name of subsidiaries	2007	2006	2005
Qingdao St. George Dairy Co., Ltd.	100%	100%	100%	Sep-01
Qingdao Sheng Yuan Dairy Co., Ltd.	100%	100%	100%	Jan-98
Heilongjiang Luobei Sheng Yuan Food Co., Ltd.	100%	100%	100%	Apr-01
Bei’an Yipin Dairy Co., Ltd.	100%	100%	100%	Jun-04
Zhangjiakou Shen Yuan Dairy Co., Ltd.	100%	100%	100%	Mar-04
Inner Mongolia Sheng Yuan Food Co.,Ltd.	100%	0%	0%	Sep-06
Inner Mongolia Meng Yuan Food Co.,Ltd.	100%	0%	0%	Apr-05	*
Mei Tai Technology (Qingdao) Co., Ltd.	100%	0%	0%	Nov-06

*	The previous owner of the assets acquired was established in April, 2005.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Restated)

A. RESTRICTED CASH

Restricted cash is 30%, 50%, or 100% bank demand deposit used as security against notes payable. This is used by the Company as a short term instrument to reduce financing cost. Cash restricted are called at the same terms of notes.

B. INVENTORIES

Inventories are stated at the lower of cost or market. Cost is calculated on the moving-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to consummate the sale.

C. LAND USE RIGHTS

According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 20 to 50 years.

D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful lives for property, plant and equipment are as follows:

Buildings and leasehold improvement	20 years
Plant and machinery	5 -10 years
Office equipment and furnishings	5 years
Motor vehicles	5 years

E. CONSTRUCTION IN PROGRESS

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

The capitalized interest accrued up to March 31, 2007 and 2006 was $726,000 and $481,000, respectively, associated with construction in progress. The capitalized interest accrued up to transition period ended March 31, 2005 and the three months ended December 31, 2004 was $67,000 and $22,000 (unaudited), respectively.

F. INTANGIBLE ASSETS

Intangible assets represent computer software and applications. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

G. ACCOUNT RECEIVABLES

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The allowance on the doubtful accounts was $241,000 and $417,000 at March 31, 2007 and 2006, respectively.

H. INCOME TAXES

Income taxes of the Company’s subsidiaries are calculated in accordance with taxation principles currently effective in the PRC. For Synutra Illinois, applicable U.S. tax laws are followed. The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

A company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in their PRC statutory financial statements in accordance with relevant income tax laws. Under the Provisional Taxation Regulation of the PRC, income tax is payable by enterprises at a rate of 33% of their taxable income but in certain limited areas applicable tax rate is 24%. Subject to this regime, the Company’s aggregate corporate income tax would have been $7.1 million and $4.1 million for the fiscal years ended March 31, 2007 and 2006, and $757,000 for the year ended December 31, 2004, respectively. Due to various preferential tax policies that some of the Company’s operating subsidiaries in China currently enjoy, the actual corporate income tax was $1.6 million, $1.4 million and $76,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The reduced tax rates or tax holidays accorded to the Company resulted in tax savings of $5.5 million, $2.7 million and $681,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The per share effect of the total tax savings was $0.11, $0.05 and $0.01 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The actual corporate income tax was $32,000 and $19,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively. The reduced tax rates or holidays accorded to the Company resulted in tax savings of $992,000 and $ 457,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively. The per share effect of the total tax savings was $0.02 and $0.01 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively. These preferential tax rates will expire at varying times in the coming years.

Qingdao St. George Dairy Co., Ltd, Heilongjiang Luobei Shengyuan Dairy Co. Ltd, Bei’an Yipin Dairy Co. Ltd and Zhangjiakou Sheng Yuan Co. Ltd., Inner Mongolia Shengyuan Food Co., Ltd., and Mei Tai Technology (Qingdao) Co., Ltd. qualify as a foreign investment production enterprise and were established in special economic zones. As approved by the tax authorities, such subsidiaries are entitled to a two year exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first cumulative profit-making year net of losses carried forward, as calculated under PRC accounting standards.

The following table illustrates tax benefits enjoyed by our subsidiaries under the current regulations:

Name of Subsidiary	Normal Tax Rate	Tax Holiday (based on calendar year)
Qingdao St. George Dairy Co., Ltd	24%	2 years tax free (2004, 2005); 3 years tax at 12% (2006-08)

Qingdao Sheng Yuan Dairy Co., Ltd.	33%	Waiver of 3% local tax for taxable years ending before Jan. 1, 2008

Heilongjiang Luobei Sheng Yuan Dairy Co., Ltd.	33%	2 years tax free (2006, 2007); 3 years tax at 16.5% (2008-10)

Bei’an Yipin Dairy Co., Ltd.	33%	2 years tax free (2005, 2006); 3 years tax at 16.5% (2007-09)

Zhangjiakou Sheng Yuan Dairy Co., Ltd.	33%	2 years tax free (2006, 2007); 3 years tax at 16.5% (2008-10)

Mei Tai Technology (Qingdao) Co., Ltd.	33%	2 years tax free (2008, 2009); 3 years tax at 16.5% (2010-12)

Inner Mongolia Sheng Yuan Food Co., Ltd.	33%	2 years tax free (2008, 2009); 3 years tax at 16.5% (2010-12)

On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which will become effective on January 1, 2008. The New EIT Law imposes a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for certain tax incentives. Under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (1) in the case of reduced tax rates, for a period of five years from January 1, 2008, subject to certain phase-out rules, or (ii) in the case of fixed-term tax holidays, until the expiration of such term. Because the detailed implementing rules for the New EIT Law have not been promulgated, it is not clear how these transitional rules will be applied.

In addition, the New EIT Law sets the top rate of withholding tax on dividends to 20% and, unlike the Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises currently in effect, does not specifically exempt withholding tax on dividends paid by foreign-invested enterprises to foreign investors. Although the New EIT Law provides for the possibility of exemption or reduction of such withholding tax, the details await the forthcoming implementing rules. The ultimate withholding tax rate on dividends is subject to reduction by applicable tax treaty between China and the tax residence of the foreign investor. We are actively monitoring the withholding tax on dividends and are evaluating appropriate organizational changes to minimize any unfavorable tax consequences, to the extent practicable.

Our subsidiaries Inner Mongolia Meng Yuan Dairy Co., Ltd. and Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd. are not entitled to preferential tax treatment. The applicable enterprise income tax rate for both entities is 33% for taxable years ending before January 1, 2008, and 25% thereafter.

I. GOVERNMENT SUBSIDIES

Government grants for revenue and/or expenses should be recognized in income when the related revenue and/or expense are recorded. Government grants related to property, plant, and equipment should be netted against the depreciation expenses of the related assets over the useful lives of these assets. Government subsidies were $1.1 million, $734,000 and $271,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. There were no government subsidies for the three month transition period ended March 31, 2005 and March 31, 2004.

J. RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The related parties were excluded from consolidation due to equity structure and other business reasons.

K. FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi (“RMB”), the PRC’s currency, being the functional currency. Transactions denominated in foreign currencies are translated into the reporting currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the reporting currency at the exchange rates prevailing at the balance sheet date. Income and expenditures are translated at the average exchange rate of the year.

March 31, 2007
Balance sheet	RMB7.734	to	US $	1
Operating statement	RMB7.876	to	US $	1

March 31, 2006
Balance sheet	RMB8.017	to	US $	1
Operating statement	RMB8.147	to	US $	1

March 31, 2005
Balance sheet	RMB8.277	to	US $	1
Operating statement	RMB8.277	to	US $	1

December 31, 2004
Balance sheet	RMB8.277	to	US $	1
Operating statement	RMB8.277	to	US $	1

In July 2005, the PRC began to value the RMB against a basket of currencies of its major trading partners, including the U.S. This measure has allowed the RMB to fluctuate within a narrow band vis a vis the U.S. dollars. Since the adoption of this managed flexible exchange rate policy, the RMB has been under pressure to appreciate against the U.S. dollar. This has affected the changes in the foreign currency translation as reflected in the other comprehensive income / (loss) of $1.9 million, 1.3 million and $(95,000) for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The other comprehensive income/(loss) was $(9,000) and $ 6,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

L. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

M. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments including cash, receivables, accounts payable and accrued expenses and debt, approximates their fair value at March 31, 2007 and 2006 due to the relatively short-term nature of these instruments.

N. REVENUE RECOGNITION

The Company recognize revenue when title and risk and rewards for the products are transferred to the customer, price is fixed and determinable, and collect ability is reasonably assured. At the time of the sale, the Company also record estimates for a variety of sales deductions, including value added taxes, rebates, discounts and incentives, trade promotions and product returns. Sales deductions are reported as a reduction of revenue. Most of the Company’s nutritional product sales are made through distributors. The Company’s revenue arrangement with most of its distributors requires distributor advance payment prior to any shipment and delivery of goods by the Company to such distributors. Under this distributor arrangement, evidenced by purchase order together with advance payment, sales revenue is realized and earned upon acceptance of delivery of products by the distributors. The Company applies this revenue recognition policy uniformly to all our nutritional products, including all dairy-based pediatric and adult nutritional products.

A small fraction of the Company’s nutritional product sales are through supermarket retailers directly. The Company’s revenue arrangement with these retailers requires receipt of purchase orders before product shipment and delivery. Similarly, the revenues from retailers are recognized upon shipment or delivery of the goods to the retailers under payment terms of the sales contracts which are negotiated with select long term retailers, to assure reasonable collect ability.

O. DEDUCTIONS FROM REVENUE

The Company’s gross sales are subject to various deductions, primarily comprised of rebates and discounts to distributors and retailers. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. The Company reports these adjustments as a reduction of gross sales to arrive at net sales.

•

The Company offers rebates to key distributors, group purchasing organizations and other direct and indirect customers to sustain and increase the Company’s product market share. These rebate programs provide that distributors receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, the Company estimate rebates based on the specific terms in each agreement, historical experience, anticipated reimbursement channel mix and product growth rates. The Company considers the sales performance of products subject to rebates and other contract discounts and adjusts the provision periodically to reflect actual experience.

•

The Company records a provision for estimated sales returns due to package damage and shelf life expiration, which the Company estimates through a comparison of historical return data to related sales. The Company uses historical rates of return and adjusts for known or expected changes in the marketplace when appropriate. Sales returns amount to approximately 1% of gross product sales.

•

The Company offers cash discounts to distributors and retailers to encourage prompt payment. The Company accrues cash discounts, which are typically 1-2% of gross sales, at the time of invoicing and are recorded as revenue deductions.

•	The Company generally records discounts, rebates or other deductions shown on the invoice directly as a reduction in the gross to net sales value and they do not pass through the provision account.

P. SHIPPING AND HANDLING

All shipping and handling are expensed as incurred and outbound freight is not billed to customers. Shipping and handling expenses are included in selling and distribution expenses. The expenses were $4.0 million, $2.8 million and $2.1 million for the fiscal years ended March 31, 2007, 2006 and December 31, 2004 respectively, and was $645,000 and $823,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

Q. ADVERTISING AND PROMOTION EXPENSES

Advertising and promotion expenses include salaries for all salesmen all over the Mainland China and are expensed as incurred. The advertising costs and promotion expenses were $52.3 million, $20.9 million and $8.5 million for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004 respectively, and were $1.1 million and $373,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

R. EMPLOYEES’ BENEFITS

Mandatory contributions are made to the Government’s health, retirement benefit and unemployment schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost.

S. COMPREHENSIVE INCOME/(LOSS)

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity except those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities. The other comprehensive income/(loss) for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004 were $1.9 million, $1.3 million and $(95,000), respectively. The other comprehensive income/(loss) was $ (9,000) and $6,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

T. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company’s accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

U. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal 2008. The Company is currently assessing the potential effect of adopting FIN 48 on its financial statements, but preliminary analysis shows the effect to be immaterial.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Defining Fair Value Measurement” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company’s fiscal 2009. The Company is currently evaluating the impact of adopting FAS 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company’s fiscal 2009. The Company is currently evaluating the impact of adopting FAS 157 on its financial statements.

4. ACCOUNTS RECEIVABLE (Restated)

The Company’s accounts and notes receivables as at March 31, 2007 and 2006 are summarized as follows:

	March 31, 2007	March 31, 2006
	(In thousands)
Trade receivables	$5,688	$2,957
Less: Allowance for doubtful accounts	(241)	(417)

Trade receivable, net	$5,447	$2,540
Notes receivable	1,313	—

Total of accounts and notes receivable, net	6,760	2,540

The activity in the Company allowance for doubtful accounts during the fiscal years ended March 31, 2007 and 2006 is summarized as follows:

	March 31, 2007	March 31, 2006
	(In thousands)
Balance at beginning of year	$417	$202
Additions (deductions) during the year	(176)	215

Balance at end of year	$241	$417

5. PROPERTY, PLANT AND EQUIPMENT (Restated)

	March 31, 2007	March 31, 2006
	(In thousands)
Property, plant and equipment Cost:
Buildings and leasehold improvement	$16,638	$7,252
Plant and machinery	23,284	7,206
Office equipment and furnishings	1,984	988
Motor vehicles	1,040	1,211

	$42,946	$16,657

Less: Accumulated depreciation:
Buildings and leasehold improvement	1,798	1,265
Plant and machinery	3,450	2,306
Office equipment and furnishings	472	336
Motor vehicles	590	630

Total accumulated depreciation	6,310	4,537

Construction in progress	14,836	21,198

Property, plant and equipment, net	$51,472	$33,318

The Company recorded depreciation expense of $1.8 million, $1.4 million and $1.3 million for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. Depreciation expense was $313,000 and $310,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

The Company had pledged certain of its property, plant and equipment as collateral to secure bank loans with financial institutions in the PRC. The amounts of assets pledged at cost were $32.7 million and $11.6 million as of March 31, 2007 and 2006, respectively.

6. LAND USE RIGHTS (Restated)

	March 31, 2007	March 31, 2006
	(In thousands)
Cost:	$3,177	$1,660
Less: Accumulated amortization:	153	114
Land use rights, net	$3,024	$1,546

The Company recorded amortization expense of $40,000, $38,000 and $34,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. Amortization expense was $6,500 and $8,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

7. INVENTORIES (Restated)

The Company’s inventories at March 31, 2007 and 2006 are summarized as follows:

	March 31, 2007	March 31, 2006
	(In thousands)
Raw materials	$4,522	$1,985
Work-in-progress	7,714	7,586
Finished goods	3,217	2,132
Packing materials and other consumables	953	86

Total Inventories	$16,406	$11,789

8. DUE FROM/(TO) RELATED PARTIES

The amounts are unsecured, interest-free and have no fixed repayment terms.

A. Classification of Related Party Balance by Nature

a. Due from related parties

	March 31, 2007	March 31, 2006
	(In thousands)
Heilongjiang Baoquanling Shen Yuan Dairy Co. Ltd	$978	$226
Sheng Zhi Da Dairy Group Corporation	—	(268)
Beijing Kelqin Dairy Co. Ltd	3,015	1,708
St. Angel (Beijing Business Service)	—	1,761
Beijing Honnete Dairy Corporation Ltd	7,207	4,185
Beijing Ao Naier Feed Stuff LLC	462	298
Beijing Ludin Xueyuan Trading Co. Ltd	80	692

Total Due from Related Companies	$11,742	$8,602

b. Due to related parties

	March 31, 2007	March 31, 2006
	(In thousands)
Heilongjiang Baoquanling Shen Yuan Dairy Co. Ltd	$728	$705
Sheng Zhi Da Dairy Group Corporation	1,338	2,193
Beijing Kelqin Dairy Co. Ltd	863	64
St. Angel (Beijing Business Service)	5	—
Beijing Honnete Dairy Corporation Ltd	—	1,339
Beijing Luding Xueyuan Trading Co. Ltd	1	—

Total Due to Related Companies	$2,935	$4,301

B. Classification of Related Party Transactions by Nature

a. Due from related parties

	March 31, 2007	March 31, 2006
	(In thousands)
Trade receivables	$4,535	$2,018
Advance to suppliers	7,207	—
Prepayments	—	4,526
Other receivables	—	2,058

Total	$11,742	$8,602

b. Due to related parties

	March 31, 2007	March 31, 2006
	(In thousands)
Trade payables	$1,685	$4,301
Other payables	1,250	—

Total	$2,935	$4,301

These entities are considered related parties to the Company because they are affiliates of the Company under the common control of the Company’s major shareholder. These related parties act only as the Company’s suppliers or distributors and there are no other relationships wherein the Company has the ability to exercise significant influence over the operating and financial policies of these parties. The Company is not obligated to provide any type of financial support to these related parties. The economic substance of each entity apart from its relationship with the Company and the controlling beneficial shareholder is discussed in the table below.

Related Party	Economic Substance
Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd	Engages in spray-drying milk powder products that are shipped in 25kg bags to commercial customers.

Sheng Zhi Da Dairy Group Corporation	Engaged in buying and selling packaging materials, and vitamin and mineral pre-mixes, and other food ingredients.

Beijing Kelqin Dairy Co. Ltd	Produces and distributes retail-packaged yogurt products in Beijing.

St. Angel (Beijing Business Service)	Publishes catalogues and engages in direct marketing and sales of consumer products featured in catalogues.

Beijing Honnete Dairy Corporation Ltd	Engages in importing and distributing whey protein products to commercial customers.

Beijing Ao Naier Feed Stuff LLC	Engages in buying and selling whey protein and other protein substitutes.

Beijing Luding Xueyuan Trading Co. Ltd	Operates retail shelf spaces in supermarkets in Beijing.

9. INTANGIBLES

Intangible assets represent computer software and applications. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

Intangible assets consist of the following:

	March 31, 2007	March 31, 2006
	(in thousands)
Computer software and applications	$463	$426
Less: Accumulated amortization	(332)	(162)

Intangible assets, net	$131	$264

Amortization expense for fiscal years ended March 31, 2007 and 2006 and December 31, 2004 was $157,000, $87,000 and $47,000, respectively. Amortization expense was $22,000 and $12,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follow:

Year Ending March 31,
(In thousands)
2008	46
2009	45
2010	34
2011	3
2012	1

10. BANK LOANS (Restated)

At March 31, 2007 and 2006, the Company had short-term loans from banks at the amount of $53.1 million and $36.7 million, respectively, bearing interest ranging from 5.85% to 6.48% per annum. Such loans are extendable for not less than one year to March 2008. The loans were secured by the pledge of certain fixed assets held by the Group and its subsidiaries. The value of equipment pledged were $32.7 million and $11.6 million during the year ended March 31, 2007 and 2006 respectively.

11. INCOME TAXES (Restated)

The income tax expense reconciled to the tax expense computed at the statutory rate was approximately as follows during the year ended March 31, 2007:

March 31, 2007
(In thousands)
Tax expense computed at federal statutory rate	$7,938
Foreign Rate Benefit	$(5,915)
Other Benefit	$(427)
Total income tax expenses	$1,596

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes Significant components of the Company’s net deferred tax assets are approximately as follows:

	March 31, 2007	March 31, 2006
	(In thousands)
Net deferred tax asset:
Net operating loss carry-forward	$432	$—
Total	$432	$—

At March 31, 2007, operating loss carry-forwards of approximately $517,000 of U.S Synutra expiring through 2027 are available to offset future taxable income. No valuation allowance is deemed necessary. Qingdao Shengyuan Dairy Co., Ltd., one of our subsidiaries in China, have recorded net losses in the past, which they may carry forward for five fiscal years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that the subsidiary will record sufficient net income for tax purposes within the carry forward periods to realize the full tax benefit of these past net losses. The net operating loss of Qingdao Shengyuan Dairy Co., Ltd. were $634,000 for the fiscal years ended March 31, 2007. Subject to an enterprise income tax of 33%, the deferred tax assets of the company are $214,000, as of March 31, 2007.

The Company’s income before income taxes was comprised of the following for the fiscal years ended March 31, 2007 and 2006, the three month transition period ended March 31, 2005 and March 31, 2004, and the fiscal year ended December 31, 2004, respectively:

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				(Unaudited)
	(In thousands)
United States	$(126)	$(317)	$(20)	$6	$(79)
PRC	21,596	12,799	3,123	1,435	2,373

Total	$21,470	$12,482	$3,103	$1,441	$2,294

Income taxes are calculated on a separate entity basis.

The provisions for income taxes for the fiscal years ended March 31, 2007 and 2006, the three month transition period ended March 31, 2005 and March 31, 2004, and the fiscal year ended December 31, 2004, respectively, are summarized as follows:

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				(Unaudited)
	(In thousands)
Current	$2,023	1,446	32	$19	$76
Deferred	(427)	—	—	—	—

Total	$1,596	$1,446	$32	$19	$76

Under the Provisional Taxation Regulation of the PRC, income tax is payable by enterprises at a rate of 33% of their taxable income. Subject to this regime, the Company’s aggregate corporate income tax would have been $7.1 million, $4.1 million and $757,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. Some of the Company’s operating subsidiaries in China currently enjoy reduced tax rates or tax holidays which will expire under varying termination schedules. Due to application of such preferential tax policy, the actual corporate income tax was $1.6 million, $1.4 million and $76,000 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The reduced tax rates or tax holidays accorded to the Company resulted in tax savings of $5.5 million, $2.7 million and $681,000, respectively. The per share effect of the total tax savings was $0.11, $0.05 and $0.01 for the fiscal years ended March 31, 2007 and 2006 and December 31, 2004, respectively. The actual corporate income tax was $32,000 and $19,000 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively. The reduced tax rates or holidays accorded to the Company resulted in tax savings of $992,000 and $ 457,000 (unaudited), respectively. The per share effect of the total tax savings was $0.02 and $0.01 (unaudited) for the three month transition period ended March 31, 2005 and March 31, 2004, respectively.

12. EARNINGS PER SHARE (EPS) (Restated)

SFAS 128 “Earnings Per Share” requires the Company to calculate its net income (loss) per share based on basic and diluted net income (loss) per share, as defined. Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company had no outstanding options or warrants, but if these existed, they would be reflected in diluted EPS using the treasury stock method. Under the treasury stock method, options and warrants will generally have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options.

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				(Unaudited)
	(In thousands except for per share data)
Numerator:
Net income attributable to common shareholders	$19,874	$11,035	$4,436	$934	$(380)

Denominator:
Denominator for basic income per share—weighted average shares	$50,001	48,834	46,000	46,000	46,000
Denominator for diluted income per share—weighted average shares and assumed conversions	50,001	48,834	46,000	46,000	46,000

Basic and diluted net income per share	$0.40	$0.23	$0.10	$0.02	$(0.01)

13. RELATED PARTY TRANSACTIONS (Restated)

The following related party transactions occurred during the fiscal years ended March 31, 2007 and 2006, the three month transition period ended March 31, 2005, and the fiscal year ended December 31, 2004:

Sales to Related Companies

In the fiscal years ended March 31, 2007, 2006, the transition period for the three months ended March 31, 2005 and year ended December 31, 2004, the Company’s sales to the related parties included milk fat and Non-Fat Dry Milk to Beijing Kelqin Dairy Co., Ltd. and Beijing Honnete Dairy Corporation, Ltd.; formulation ingredients to Sheng Zhi Da Dairy Group Corporation, Beijing Ao Naier Feed Stuff LLC, and Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.; and the Company’s name brand products to St Angel (Beijing Business Service) and Beijing Luding Xueyuan for direct sales, catalogue sales, and regional retail outlets distribution. Terms of all the sales are at market price.

The following tables categorize sales to related companies as main product sales and ancillary product sales as presented in the income statements:

a. Main Product Sales to Related Companies

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				Unaudited
	(In thousands)
Beijing Honnete Dairy Corporation Ltd	—	1,254	—		—
St. Angel (Beijing Business Service)	—	1,048	113	—	210
Beijing Kelqin Dairy Co. Ltd.	5,230	—	—	—	—
Beijing Luding Xueyuan Trading Co. Ltd	686	527	270	—	—
Heilongjiang Baoquanling Shen Yuan Dairy Co. Ltd	637	—	—	—	—

Total	$6,553	$2,829	$383	$—	$210

b. Ancillary Product Sales to Related Companies

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				Unaudited
	(In thousands)
Beijing Kelqin Dairy Co. Ltd	$311	$2,260	$122	$—	$262
Sheng Zhi Da Dairy Group Corporation	—	376	687	—	351
Heilongjiang Baoquanling Shen Yuan Dairy Co. Ltd	3,401	3,542	806	214	2,197
Beijing Honnete Dairy Corporation Ltd	6,128	11,901	—	—	—
Beijing Ao Naier Feed Stuff LLC	130	75	17	—	—
Beijing Luding Xueyuan Trading Co. Ltd	260	—	—	—	—
St. Angel (Beijing Business Service)	32	—	—	—	—
Total	$10,262	$18,154	$1,632	$214	$2,810

Total of main product and ancillary product sales to related companies	$16,815	$20,983	$2,015	$214	$3,020

Purchases from Related Companies

In the fiscal year ended March 31, 2007, 2006 and the three month transition period ended March 31, 2005, the Company’s purchases from related parties included whey protein powders from Beijing Kelqin Dairy Co. Ltd. and Beijing Honnete Dairy Corporation Ltd; various ingredients and materials (packaging, etc.) from Sheng Zhi Da Dairy Group Corporation; spray-dried milk powder from Heilongjiang Baoquanling Sheng Yuan Dairy Co. Ltd.; and catalogues, brochures, and marketing materials from Beijing Sheng Long Media Co., Ltd. Terms of these transactions are all conducted at market prices.

	Year Ended March 31,		Three Months Ended March 31,		Year Ended December 31, 2004
	2007	2006	2005	2004
				Unaudited
	(In thousands)
Beijing Kelqin Dairy Co. Ltd	$3,033	$955	$97	$350	$1,159
Sheng Zhi Da Dairy Group Corporation	—	2,145	999	—	1,214
Heilongjiang Baoquanling Sheng Yuan Dairy Co. Ltd	15,139	11,987	1,309	1,448	7,385
Beijing Honnete Dairy Corporation Ltd	11,460	6,655	2,190	747	3,118
St. Angel (Beijing Business Service)	19	59	—	—	32

Total	$29,651	$21,801	$4,595	$2,545	$12,908

14. COMMITMENTS AND CONTINGENCIES (Restated)

A. CAPITAL COMMITMENTS

As of March 31, 2007, the Company had no significant capital commitments required for disclosure.

B. LEASE COMMITMENTS

The lease commitments of the Company for fiscal years ending March 31 are as follows:

	Inception date	Expiration date	Monthly payment	2008	2009	2010	2011	2012	Total
	(In thousands)
	20-Apr-05	14-Dec-09	$7	$87	87	61	—	—	235
Office facilities in Beijing(SOHO2903-2905)	15-Dec-04	14-Dec-09	$11	132	132	93	—	—	356
Office facilities in Beijing	1-Jan-06	31-Dec-07	$4	37	—	—	—	—	37
Office facilities in Beijing	1-Aug-06	31-Dec-07	$3	31	—	—	—	—	31
Warehouses in Qingdao	8-Aug-06	8-Aug-07	$2	7	—	—	—	—	7
Warehouses in Qingdao	5-Dec-06	5-May-07	$2	2	—	—	—	—	2
Warehouses in Qingdao	18-Jan-07	17-Jan-08	$6	59	—	—	—	—	59
Total rent expenses				$355	219	154	—	—	728

C. LEGAL PROCEEDINGS

N/A

D. GUARANTEES (Restated)

As at March 31, 2007, the Company had provided a guarantee to the Zhangbei Branch of the Agriculture Bank of China in respect of bank loans of $ 1.1 million in total extended to 104 farmers in the Zhangbei Area. These bank loans mature on December 25, 2007. Total amounts of bank loans under this guarantee arrangement were $1.1 million and $1.1 million as of March 31, 2006, and December31, 2004, respectively. The potential loss from this guarantee could not be estimated as the Company was unable to assess the financial position of individual farmers. However, based on general economic information available for this area, the Company believes that these loans will be repaid by the farmers upon maturity. Therefore, no liability was recorded on the balance sheet in relation to these guarantees. Total amounts of bank loans under this guarantee arrangement were $1.1 million and $1.5 million (unaudited) for the transition period ended March 31, 2005, and March 31, 2004, respectively

15. SEGMENTS

The Company has determined that it operates its business in one reportable segment based upon the manner in which internal financial information is produced and evaluated by its chief operating decision maker (“CODM”) (the Company’s Chief Executive Officer).

Majority of the consolidated revenue is generated from sales in Mainland China which comprises 93% of the consolidated revenue in fiscal year ended March 31, 2007, the remaining 7% is generated from sales to US. All of the revenue was generated from sales in Mainland China in years ended March 31, 2006 and December 31, 2004 and the three month transition period ended March 31, 2005. No single customer accounted for more than 5% of the Company’s total sales in the above years or periods.

All of the Company’s long-live assets are located in China.

16. SUBSEQUENT EVENTS (Restated)

On April 12, 2007, the Company announced that it has transferred trading of its common stock from the Over-The-Counter Bulletin Board to the NASDAQ Global Market as of April 12, 2007. The Company’s shares will continue to trade under the present symbol “SYUT”; no new shares will be issued in conjunction with this listing.

On April 19, 2007, the Company, Liang Zhang, and Xiuqing Meng, on the one hand, and ABN AMRO Bank N.V., Hong Kong branch (“ABN”), on the other hand, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which ABN agreed to make loans (the “loans”) to the Company for a period of sixty days from the closing of Loan Agreement (the “Closing”) up to $35,000,000 (the “Commitment Amount”). The principal amount, and any unpaid accrued interest thereon, is due on October 19, 2007 (the “Maturity Date”). The loans may be prepaid without penalty prior to the Maturity Date. The loans bear interest at the one-month London interbank offered rate for deposits in US dollars plus 2.5% with interest payable on the last day of each month. The Company is required to pay to ABN a commitment fee of 1% on the daily amount of the unused Commitment Amount. The loans are secured by a pledge of 25,000,000 shares of the Company’s Common Stock owned by Beams Power Investment Limited, a British Virgin Islands company, the capital stock of which is beneficially owned by Liang Zhang, the Chief Executive Officer of the Company. Pursuant to the Loan Agreement, Liang Zhang and Xiuqing Meng, Mr. Zhang’s wife, are guaranteeing the Company’s obligations thereunder. The proceeds of the loans will be used to fund the expansion of infant formula production facilities, to establish a plant for the production of Chondroitin, and to purchase fixed assets for the production of nutritional food bars.

In addition, pursuant to a USD facility side letter agreement dated April 19, 2007 between the Company and ABN, the Company is obligated to issue warrants to purchase up to 400,000 shares of the common stock. Upon Closing, 200,000 shares were issued at $8.84 per share. The remaining 200,000 shares will be issued on the earlier of (i) the completion of a private placement of debt or a loan to the Company in amount sufficient to repay the loans, or (ii) on October 19, 2007.

In May, 2007, the Company’s US subsidiary, Synutra, Inc. (“Synutra Illinois”) entered into a definitive agreement with Boom Healthy Development Limited (“Boom”) for Boom to acquire 100% of Synutra Illinois equity interest in Beian Yipin Dairy Co., Ltd. (“Beian”) for a consideration of RMB 15,313,327.06 or approximately USD $2.01 million, equivalent of Beian’s total book asset as of March 31, 2007. With a Spray-drying capacity of 3,000 tons per year, Beian is engaged in the production and processing of adult dairy based nutritional products and various milk powder products. Beian has been a consistent supplier of milk powder and infant formula products to the Company and is expected to continue this business relationship.

On May 24, 2007, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Warburg Pincus Private Equity IX, L.P. (the “Investor”), pursuant to which the Investor agreed to acquire 4 million shares of common stock (the “Common Shares”), par value $0.0001 per share, of the Company for an aggregate purchase price of sixty six million dollars ($66,000,000). The closing of the transaction took place on June 15, 2007. The Company intends to use the net proceeds from this financing for general corporate purposes. Pursuant to the terms of the Purchase Agreement so long as Investor owns at least 50% of the Common Shares acquired by the Investor pursuant to the Purchase Agreement, the Investor shall have the right to designate a person to serve on the Board of Directors of the Company (the “Investor Designee”), and the Company agreed to use its best efforts to nominate and cause the Investor Designee to be elected to the Company’s Board of Directors.

In May 2007, the Company acquired an 80% equity interest which was previously held by Mr. Liang Zhang, our Chief Executive Officer, in Baoquanling Shengyuan Dairy Co., Ltd. (“BQL”) for consideration of $ 1.41 million. Immediately after the acquisition, the Company entered into an agreement with Junchuan Ranch of Heilongjiang Province (“Junchuan Ranch”), who held the remaining 20% equity interest in BQL, to make a capital injection in an aggregate amount of $ 4.74 million into BQL. After the capital injection, the Company increased its holding to 94.62%. Junchuan Ranch holds the remaining 5.38% interest. In this transaction, the Company’s capital injection of $ 4.74 million was used to erect a new dairy processing facility to produce infant formula products.

17. QUARTERLY FINANCIAL DATA (UNAUDITED) (Restated)

Summarized quarterly financial information in fiscal 2007 and 2006 is as follows:

	Fiscal Year 2007					Fiscal Year 2006
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
	(In thousands except per share data)
Revenue	49,107	45,617	56,314	65,567	216,605	21,164	30,172	43,805	37,148	132,289
Gross Profit	21,460	23,409	28,131	33,705	106,705	9,508	14,548	15,875	15,705	55,636
Net Income	7,971	4,921	2,919	4,063	19,874	1,724	1,337	3,778	4,196	11,035
Earnings per share, basic and diluted	0.16	0.10	0.06	0.08	0.40	0.04	0.03	0.08	0.08	0.23

18. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans or advances. Such restricted portions amounted to approximately $20,951,000 as of March 31, 2006 and approximately $35,165,000 as of March 31, 2007.

19. RESTATEMENT

A. THE CURRENT AMENDMENT (AMENDMENT NO. 2)

Fiscal Year Change and Transition Period

On July 15, 2005, pursuant to a Share Exchange Agreement dated as of June 14, 2005 among Vorsatech Ventures, Inc., Thomas Braun, Beams Power Investment Limited, Strong Gold Finance Ltd. and Synutra Illinois, Vorsatech Venture, Inc. issued 48,879,500 shares of its common stock in exchange for all of the issued and outstanding shares of Synutra Illinois that owned all the registered capital of its six subsidiaries (the “Exchange”). As a result of this Exchange, Synutra Illinois became a wholly owned subsidiary of Vorsatech Ventures, Inc. In conjunction with this transaction, Synutra Illinois changed its corporate year end from December 31 to March 31. On August 22, 2005, the Company filed an amendment to a current report on Form 8-K providing financial statements of Synutra, Inc. required by Rule 3-05(b) of Regulation S-X that included audited financials for years ended December 31, 2003 and 2004, and unaudited financials for the six and three months ended June 30, 2005. In subsequent filings including Form 10-K for the fiscal year ended March 31, 2007, the Company presented audited financial statements covering 12-month periods ended March 31, 2005, 2006, and 2007. These filings should have included, but did not include, audited financials for the three-month transition period ended March 31, 2005, resulting in incorrect reporting periods in these filings. Accordingly, we are filing the Form 10-K/A to include such transition period and related disclosures.

Restricted Net Assets and Schedule 1

In the on-going assessment, the Company also analyzed its financial position, changes in financial position and results of operations of the parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, and determined that the restricted net assets of the Company’s consolidated subsidiaries not available for distribution to the Company as of March 31, 2007 exceeded certain thresholds. In this amendment, Schedule 1 has been provided as part of the financial statement pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X to present condensed financial information of the parent company for the yearly periods ended March 31, 2007 and 2006. We also added a disclosure in Notes to the Financial Statements to describe our assessment of the restricted net assets of the Company’s consolidated subsidiaries in Note 18 above.

Adjustment

Subsequent to Amendment No. 1, we also identified that in the consolidated statements of cash flows for the fiscal year ended March 31, 2006, depreciation and amortization was understated by $508,000 in the adjustments to reconcile net income to net cash provided by operating activities, and acquisition of property, plant and equipment was understated by the same amount. As a result of this adjustment, net cash provided by operating activities increased by $508,000 and net cash used in investing activities increased by the same amount in the consolidated statements of cash flows for the fiscal year ended March 31, 2006.

Consolidated Statement of Cash Flows

The year ended March 31, 2006

The following table shows the consolidated statements of cash flows for the fiscal years indicated, showing previously reported amounts and restated amounts giving effect to the Restatement Adjustments described above in Note 19, Amendment No.2.

	Fiscal Year 2006
	As Reported in Original Filing	As Restated in Amendment No.1	As Restated in Amendment No.2
	(In thousands)
Cash flow from operating activities:
Depreciation and amortization	$914	$914	$1,422
Notes payable	(708)	(1,825)	(1,825)
Net cash provided by operating activities	11,102	9,986	10,494

Cash flow from investing activities:
Acquisition of property, plant and equipment	(669)	(669)	(1,177)
Restricted cash	—	(6,184)	(6,184)
Net cash used in investing activities	(7,731)	(13,915)	(14,423)

Cash flow from financing activities:
Borrowing of bank loans	933	14,747	14,747
Repayment of bank loans	—	(12,698)	(12,698)
Net cash provided by financing activities	1,404	2,520	2,520

Net change in increase in cash and cash equivalents	4,775	(1,409)	(1,409)

Cash and cash equivalents, beginning of period	16,085	5,812	5,812
Cash and cash equivalents, end of period	$22,134	$5,677	$5,677

•

Land use rights, which represents a prepaid lease payment, is reclassified as an individual line item on our consolidated balance sheets as of March 31, 2007 and 2006, respectively. It was included as part of property, plant and equipment, net in the Original Filing.

•	A balance of $4.9 million in long-term liabilities as of March 31, 2006, which was due on December, 2006, has been reclassified as short-term bank loans due to its maturity of less than one year.

•

Certain short-term notes payable balances, in the amounts of $17.5 million and $18.5 million, are reclassified as short-term bank loans as of March 31, 2007 and 2006, respectively, as the ultimate lender of the note is an accredited financial institution.

•	We reclassified $1.8 million in advances to suppliers to construction in progress under property, plant and equipment as of March 31, 2007, as the goods had been delivered and used in construction.

Reclassification

In addition to the above correcting adjustments, we also made reclassifications on our consolidated financial statements as follows for the current period and the prior period presentation has been conformed:

•

Accounts receivable and notes receivable have been combined as accounts receivable. They used to be reported separately. The combined amounts of accounts receivable were $6.7 million and $2.5 million as of March 31, 2007 and 2006, respectively.

•

Deferred expenses and short-term investment have been combined as deferred expense and other current assets. They used to be reported separately. The combined amounts of deferred expense and other current assets were $252,000 and $139,000 as of March 31, 2007 and 2006, respectively.

•

Intangible assets and other long-term deferred costs have been combined as other assets. They used to be reported separately. The combined amounts of other assets were $193,000 and $356,000 as of March 31, 2007 and 2006, respectively.

•

Construction in progress had been included under property, plant and equipment, net. It used to be reported separately. The amounts of construction in progress were $14.8 million and $21.2 million as of March 31, 2007 and 2006, respectively.

•

Accounts payable and notes payable have been combined as accounts payable. They were reported separately in previous year. The combined amounts of accounts payable were $12.1 million and $13.1 million as of March 31, 2007 and 2006, respectively.

•

Accrued expense and other payable have been combined as other current liabilities. They were reported separately in previous year. The combined amounts of other current liabilities were $6.7 million and $5.1 million as of March 31, 2007 and 2006, respectively.

•

Retained earnings and reserves have been combined as retained earnings. They were reported separately in previous year. The combined amounts of retained earnings and reserves were $31.5 million and $11.7 million as of March 31, 2007 and 2006, respectively.

•

Government grants other than those related to assets, which were reported as a separate line item in previous year, have been reported as other income, net. The effect of the reclassification is an increase of $ 1.1 million, $271,000 and $734,000 on other income, net for the years ended March 31, 2007, 2006 and 2005, respectively. These subsidies are not related to fixed asset government explained above.

Consolidated Balance Sheets

Two years ended March 31, 2007 and 2006

The following table sets forth the consolidated balance sheets for the Company as of the dates indicated.

	Fiscal Year 2007			Fiscal Year 2006
	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$33,766	$(12,930)	$20,836	$22,134	$(16,457)	$5,677
Restricted cash	—	12,930	12,930	—	16,457	16,457
Notes receivable	1,313	(1,313)	—	—	—	—
Accounts receivable	5,447	1,313	6,760	2,540	—	2,540
Inventories	15,714	692	16,406	11,789	—	11,789
Other receivable, net	2,694	(675)	2,019	2,230	—	2,230
Deferred expenses	1,786	(1,534)	252	126	(30)	96
Advances to suppliers	3,073	(1,867)	1,206	354	—	354
Total current assets	75,535	(3,384)	72,151	47,818	(30)	47,788

Property, plant and equipment, net	43,470	(3,086)	40,384	13,728	(1,608)	12,120
Construction in progress	9,220	1,868	11,088	21,198	—	21,198
Land use rights, net	—	3,024	3,024	—	1,546	1,546
Deferred tax assets	218	214	432	—	—	—
Other Assets	131	62	193	265	92	357

TOTAL ASSETS	128,574	(1,303)	127,271	83,009	—	83,009

Current Liabilities:
Bank loans	35,649	17,455	53,104	13,134	23,546	36,680
Notes payable	17,972	(17,972)	—	19,113	(19,113)	—
Accounts payable	11,568	517	12,085	12,580	499	13,079
Advances from customers	2,620	1,643	4,263	933	—	933
Other payables	6,518	(1,119)	5,399	4,569	—	4,569
Total current liabilities	79,909	523	80,432	57,126	4,932	62,058

Long term debts	—	—	—	4,932	(4,932)	—
Deferred income	—	4,138	4,138	—	—	—
Total liabilities	79,909	4,661	84,570	62,058	—	62,058

Retained earnings	37,395	(5,857)	31,538	11,664	—	11,664
Accumulated other comprehensive income	3,039	(107)	2,932	1,056	—	1,056
Total shareholders’ equity	48,665	(5,964)	42,701	20,951	—	20,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$128,574	$(1,303)	$127,271	$83,009	$—	$83,009

Consolidated Statements of Income

Two years ended March 31, 2007

The following tables show the Consolidated Statements of Income for the fiscal years indicated, showing previously reported amounts and restated amounts giving effect to the Restatement Adjustments described above in Note 19, Amendment No.1.

	Fiscal Year 2007			Fiscal Year 2006
	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1
	(In thousands except earnings per share data)
Net sales	$219,404	$(2,799)	$216,605	$132,692	$(403)	$132,289
Cost of sales	109,551	349	109,900	75,423	1,230	76,653
Gross profit	109,853	(3,148)	106,705	57,269	(1,633)	55,636

Advertising and promotion expenses	53,467	(1,145)	52,322	22,541	(1,633)	20,908
General and administrative expenses	6,819	212	7,031	5,698	198	5,896
Total operating expense	85,847	(933)	84,914	43,733	(1,435)	42,298
Income from operations	24,006	(2,215)	21,791	13,536	(198)	13,338
Subsidy income	5,173	(5,173)	—	734	(734)	—
Interest expense	2,119	(223)	1,896	1,982	(198)	1,784
Other income (expenses), net	120	1,099	1,219	(45)	735	690
Income before provision for income tax	27,536	(6,066)	21,470	12,482	—	12,482
Provision for income tax	1,805	(209)	1,596	1,446	—	1,446
Net income attributable to shareholders	25,731	(5,857)	19,874	11,035	—	11,035
Currency translation adjustment	$1,983	$(107)	$1,876	$1,274	$—	$1,274
Comprehensive income	$27,714	$(5,964)	$21,750	$12,309	$—	$12,309

Earning per share—basic and diluted	0.51	(0.11)	0.40	$0.23	$—	$0.23

Consolidated Statement of Cash Flows

Two years ended March 31, 2007

The following tables show the consolidated statements of cash flows for the fiscal years indicated, showing previously reported amounts and restated amounts giving effect to the Restatement Adjustments described above in Note 19, Amendment No.1.

	Fiscal Year 2007
	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1
	(In thousands)
Cash flow from operating activities:
Net income	$25,731	$(5,857)	$19,874
Changes in operating assets and liabilities:
Inventories	(3,925)	(691)	(4,616)
Advances to suppliers	(2,719)	1,867	(852)
Other receivable, net	(1,037)	674	(363)
Deferred expenses	(1,660)	1,534	(126)
Notes payable	(1,141)	1,159	18
Advances from customers	1,687	1,643	3,330
Deferred tax assets	(219)	(213)	(432)
Other payables and accrued liabilities	2,767	(1,120)	1,647
Deferred revenue	—	4,138	4,138
Net cash provided by operating activities	11,632	3,134	14,766

Cash flow from investing activities:
Cash used for construction in progress	(10,763)	(1,868)	(12,631)
Restricted cash	—	3,527	3,527
Net cash provided by (used in) investing activities	(19,567)	1,659	(17,908)
Cash flow from financing activities:
Borrowing of bank loans	17,584	15,041	32, 625
Repayment of bank loans	—	(16,200)	(16,200)
Net cash provided by financing activities	17,584	(1,159)	16,425

Effect of exchange rate changes on cash and cash equivalents	1,983	(107)	1,876
Net change in increase in cash and cash equivalents	9,649	3,634	13,283
Cash and cash equivalents, beginning of period	22,134	(16,457)	5,677
Cash and cash equivalents, end of period	$33,766	$(12,930)	$20,836

	Fiscal Year 2006
	As Reported in Original Filing	Restatement Adjustments	As Restated in Amendment No.1
	(In thousands)
Cash flow from operating activities:
Notes payable	(708)	(1,116)	(1,825)
Net cash provided by operating activities	11,102	(1,116)	9,986

Cash flow from investing activities:
Restricted cash	—	(6,184)	(6,184)
Net cash used in investing activities	(7,731)	(6,184)	(13,915)

Cash flow from financing activities:
Borrowing of bank loans	933	13,814	14,747
Repayment of bank loans	—	(12,698)	(12,698)
Net cash provided by financing activities	1,404	1,116	2,520

Net change in increase in cash and cash equivalents	4,775	(6,184)	(1,409)

Cash and cash equivalents, beginning of period	16,085	(10,273)	5,812
Cash and cash equivalents, end of period	$22,134	$(16,457)	$5,677

Consolidated Statements of Stockholders’ Equity

The year ended March 31, 2007

The following tables show the consolidated statements of stockholders’ equity for the fiscal year indicated, showing previously reported amounts and restated amounts giving effect to the Restatement Adjustments described above in Note 19, Amendment No.1.

	Retained Earnings	Accumulated Other Comprehensive Income	Stockholders’ Equity
	(In thousands)
Balance at March 31, 2007 as reported in Original Filing	$37,395	$3,039	$48,665
Restatement Adjustments	(5,857)	(107)	(5,964)

Balance at March 31, 2007 as restated in Amendment No.1	$31,538	$2,932	$42,701

SYNUTRA INTERNATIONAL, INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

Synutra International, Inc. became a parent company to all of its consolidated subsidiaries in China and in the United States through a reverse acquisition in July, 2005. Since then and until December, 2006, the Company had not had an operating account and its subsidiaries in the U.S. and China carried out various business and financial activities in its name. During the 12-month periods ended March 31, 2006 and 2007, the two yearly reporting periods inclusive and following the said reverse acquisition, only the 12 months ended March 31, 2007 saw the parent company conduct business and financial activities on its own. Therefore, the following financial statements in Schedule 1 prepared in conformity with accounting principles generally accepted in the United States include balance sheets and income statements for the 12-month periods ended March 31, 2007 and 2006, and cash flow statements for the 12 months ended March 31, 2007.

Financial information of parent company

BALANCE SHEETS

	March 31, 2007	March 31, 2006
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$409	$—
Total current assets	409	—
Investments in subsidiaries	126,862	83,009
TOTAL ASSETS	$127,271	$83,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Due to related parties	405	—
Total current liabilities	405	—

Total liabilities	405	—

Shareholders’ equity:
Common stock, $.0001 par value: 250,000 authorized; 50,001 issued and outstanding at March 31, 2007 and 2006	5	5
Additional paid-in capital	8,226	8,226
Retained earnings	118,635	74,778
Total shareholders’ equity	126,866	83,009

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$127,271	$83,009

Financial Information of parent company

STATEMENTS OF INCOME

	Year Ended Mar 31,
	2007	2006
	(In thousands)
Interest income	$4	$—
Equity in earnings of subsidiaries	19,870	11,035

Net income attributable to shareholders	$19,874	$11,035

Earning per share—basic and diluted	$0.40	$0.23

Weighted average common share outstanding-basic and diluted	50,001	48,834

Financial Information of parent company

STATEMENTS OF CASHFLOWS

	Year Ended Mar 31, 2007	Year Ended Mar 31, 2006
	(In thousands)	(In thousands)
Cash flow from operating activities:
Net income	$19,874	11,035
Equity in earnings of subsidiaries	(19,870)	(11,035)
Adjustments to reconcile net income to net cash provided by operating activities
Changes in operating assets and liabilities:
Due to related parties	405	—
Net cash provided by operating activities	409	—

Net change in increase in cash and cash equivalents	409	—

Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$409	—

The parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the company accounts for its subsidiaries using the equity method. Please refer to the notes to the consolidated financial statements presented above for additional information and disclosures with respect to these financial statements.

SYNUTRA INTERNATIONAL, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In thousands)
Allowance for Doubtful Accounts
Year ended March 31:
2007	$420	$573	$(176)	$817
2006	205	215	—	420
Transition Period Ended March 31:
2005	170	35	—	205
March 31, 2004 (unaudited)	101	6	—	107
Year ended December 31:
2004	101	69	—	170

SYNUTRA INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(unaudited)

	Nine Months Ended December 31,
	2007	2006
Net sales	$253,899	$151,039
Cost of sales	119,633	78,039

Gross profit	134,266	73,000

Selling and distribution expenses	26,191	20,330
Advertising and promotion expenses	59,428	29,953
General and administrative expenses	12,489	4,440

Total operating expenses	98,108	54,723

Income from operations	36,158	18,277

Interest expense	6,156	1,319
Interest income	1,539	231
Other income (expenses), net	(587)	356

Income before provision for income tax	30,954	17,545
Provision for income tax	4,634	1,733

Net income before minority interests	26,320	15,812
Minority interests	5	—

Net income attributable to shareholders	$26,315	$15,812
Other comprehensive income	6,796	1,478

Comprehensive income	$33,111	$17,290

Earning per share-basic	$0.50	$0.32
Earning per share-diluted	$0.49	$0.32
Weighted average common share outstanding—basic	52,890	50,001
Weighted average common share outstanding—diluted	53,206	50,001

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SYNUTRA INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

(Unaudited)

	December 31, 2007	March 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$90,575	$20,836
Restricted cash	10,818	12,930
Accounts receivable, net of allowance for doubtful accounts of $230 and $575, respectively	10,857	6,760
Inventories	50,742	16,406
Due from related parties	42	11,742
Deferred tax assets-current	868	432
Prepaid expenses and other current assets	13,439	3,477

Total current assets	177,341	72,583

Property, plant and equipment, net	71,214	51,472
Land use rights, net	3,462	3,024
Other assets	2,465	192

TOTAL ASSETS	$254,482	$127,271

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loans	$17,113	$53,104
Long-term loan-current portion	1,848	—
Accounts payable	31,082	12,085
Due to related parties	1,104	2,935
Advances from customers	6,286	4,263
Tax payables	3,114	1,329
Other current liabilities	9,871	6,716

Total current liabilities	70,418	80,432

Long term bank loans	35,000	—
Deferred revenue	4,381	4,138
Other long term liabilities	448	—

Total liabilities	110,247	84,570

Minority interest	368	—

Shareholders’ equity:
Common Stock, $.0001 par value: 250,000 authorized; 54,001 and 50,001 issued and outstanding at December 31, 2007 and March 31, 2007, respectively	5	5
Additional paid-in capital	76,607	8,226
Retained earnings	57,527	31,538
Accumulated other comprehensive income	9,728	2,932
Total shareholders’ equity	143,867	42,701

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$254,482	$127,271

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SYNUTRA INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended December 31
	2007	2006
Cash flow from operating activities:
Net income	$26,315	$15,812
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount on bank loans	2,586	—
Amortization of issuance costs on bank loans	539	—
Depreciation and amortization	3,352	1,177
Bad debt expense	19	(158)
Gain on short-term investment	—	(44)
Loss on disposal of property, plant and equipment	239	—
Impairment of property, plant and equipment	168	—
Deferred income tax	(1,071)	—
Minority interest	5	—
Changes in operating assets and liabilities:
Accounts receivable	(4,154)	(3,095)
Inventories	(30,456)	(3,160)
Due from related parties	11,990	(13,976)
Prepaid expenses and other current assets	(9,396)	(4,349)
Accounts payable	12,009	39
Due to related parties	(3,237)	(3,940)
Advances from customers	1,864	473
Tax payables	1,673	(1,089)
Deferred revenue	—	4,098
Other liabilities	3,805	3,501

Net cash provided by (used in) operating activities	16,250	(4,711)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(14,134)	(10,874)
Proceeds from divesture of a subsidiary	(1,046)	—
Proceeds from sales on short term investment	—	87
Purchases of intangible assets	(220)	(28)
Change in restricted cash	2,784	(1,369)
Advance to related companies	(3,324)	—
Advance repaid by related companies	3,324	—
Capital injection into a subsidiary	190	—

Net cash used in investing activities	(12,426)	(12,184)

Cash flow from financing activities:
Proceeds from bank loans	98,523	55,952
Repayment of bank loans	(101,670)	(39,546)
Proceeds from issuance of common stock	65,857	—

Net cash provided by financing activities	62,710	16,406

Effect of exchange rate changes on cash and cash equivalents	3,205	1,478

Net change in cash and cash equivalents	66,534	(489)
Cash and cash equivalents, beginning of period	20,836	5,677

Cash and cash equivalents, end of period	$90,575	$6,666

Supplementary cash flows disclosure:
Interest paid	$3,475	$1,591

Income taxes paid	$2,810	$1,445

The accompanying notes are an integral part of the condensed consolidated financial statements.

SYNUTRA INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. DESCRIPTION OF BUSINESS

Through its wholly owned subsidiary, Synutra Inc., an Illinois corporation (“Synutra Illinois”) Synutra International, Inc. (collectively with its wholly owned subsidiaries, the “Company” or “Synutra”) owns all of the equity interests of eight companies in the People’s Republic of China (“China” or “PRC”) that produce, market and sell dairy based nutritional products under the Company’s own brands in China. The Company is a leader in sales of infant formula products in China.

The Company markets its products under Shengyuan, or Synutra, master brand comprised of sub-brands Super, U-Smart, U-Strong, and National Standard, each targeting a different pricing tier. The Company focuses on higher-priced premium infant formula products, which are supplemented by more affordable infant formula products targeting the mass market. The Company sells substantially all of its products in China primarily to distributors who resell the products to end customers through their own distribution networks, typically composed of sub-distributors and retail outlets. This distribution network serves over 50,000 retail outlets across China. The Company’s extensive sales, customer service, customer education and distribution network has helped the Company build brand recognition and customer loyalty in its primary markets where the Company focuses on its sales and marketing efforts, which, prior to 2007, were primarily cities outside of China’s most well-known urban centers of Beijing, Shanghai, Chongqing, Tianjin and China’s provincial capitals. By leveraging its strong brand recognition in its primary markets, the Company has begun to expand into these well-known urban centers, such as Beijing, Shanghai, Chongqing and Tianjin and China’s provincial capitals, which have historically been dominated by a few, large multinational firms.

The Company has opportunistically utilized excess capacity and resources to provide toll packaging, toll drying services and sales of ingredients and materials to industrial customers. The Company also sources and exports chondroitin sulfate to the U.S. industrial customers through its agents. These businesses, however, are not the Company’s core businesses and do not contribute significantly in terms of profit.

2. BASIS OF PRESENTATION

The Company is responsible for the unaudited condensed consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. These statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 10-K and its subsequent amendments for the fiscal year ended March 31, 2007.

These statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year.

Segment Reporting

Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company has determined that it operates its business in one reportable segment based upon the manner in which internal information is produced and evaluated by its chief operating decision making group, as defined under SFAS No. 131, which consists of the Company’s chief executive officer and chief financial officer.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Defining Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company’s fiscal 2009. The Company is currently evaluating the impact of adopting FAS 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the Company’s fiscal 2009. The Company is currently evaluating the impact of adopting SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination”, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Given SFAS 141R relates to prospective business combinations, the Company has currently not determined the potential effects on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

On March 19, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133,” or Statement 161. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No 133, “Accounting for Derivative Instruments and Hedging Activities.” and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:

•	Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;

•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

•	Disclosure of information about credit-risk-related contingent features; and

•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

3. BUSINESS COMBINATION

In May 2007, the Company acquired the 80% equity interest, held by Mr. Liang Zhang, the Company’s Chief Executive Officer, in Heilongjiang Baoquanling Shengyuan Dairy Co., Ltd. (“BQL”) for $1.41 million, which was settled in November 2007. This acquisition has been reflected as a transfer of assets between entities under common control. The acquisition resulted in a change in reporting entity in accordance with SFAS 154, “Accounting Changes and Error Corrections.” However, the Company has elected not to recast prior period financial statements and financial information for comparative purposes as BQL was not determined to be material.

Immediately after the acquisition, the Company invested $4.74 million into BQL to construct a new dairy processing facility to produce infant formula products. The minority interest holder in BQL (holding a 20% equity interest), Junchuan Ranch of Heilongjiang Province (“Junchuan Ranch”), elected not to contribute capital towards BQL’s new facility. In exchange for its capital contribution, the Company received additional shares in BQL, increasing the Company’s ownership interest in BQL to 94.62%. This transaction was not deemed to be an acquisition of minority interests as Junchuan Ranch did not participate in the capital transaction.

4. INVENTORIES

The Company’s inventories at December 31, 2007 and March 31, 2007 are summarized as follows:

	December 31, 2007	March 31, 2007
	(in thousands)
Raw materials	$28,477	$5,475
Work-in-progress	13,775	7,714
Finished goods	8,490	3,217

Total Inventories	$50,742	$16,406

5. DUE FROM/(TO) RELATED PARTIES

A. Classification of related party balances by name

a. Due from related parties

	December 31, 2007	March 31, 2007
	(in thousands)
Beijing Honnete Dairy Corporation Ltd.	$—	$7,207
Beijing Kelqin Dairy Co. Ltd.	—	3,015
Beijing Luding Xueyuan Trading Co. Ltd.	42	80
Heilongjiang Baoquanling Shengyuan Dairy Co. Ltd	—	978
Beijing Ao Naier Feed Stuff LLC	—	462

Total Due from Related Companies	$42	$11,742

b. Due to related parties

	December 31, 2007	March 31, 2007
	(in thousands)
Sheng Zhi Da Dairy Group Corporation	$1,042	$1,338
Beijing Luding Xueyuan Trading Co. Ltd.	39	1
St. Angel (Beijing Business Service)	20	5
Beijing Kelqin Dairy Co. Ltd.	—	863
Beijing Honnete Dairy Corporation Ltd.	3	—
Heilongjiang Baoquanling Shengyuan Dairy Co., Ltd.	—	728

Total Due to Related Companies	$1,104	$2,935

The above-mentioned entities are considered related parties to the Company because they are affiliates of the Company under the common control of the Company’s major shareholder.

B. Classification of related party balances by nature

a. Due from related parties

	December 31, 2007	March 31, 2007
	(in thousands)
Trade receivables	$42	$4,535
Advance to suppliers	—	7,207

Total	$42	$11,742

b. Due to related parties

	December 31, 2007	March 31, 2007
	(in thousands)
Trade payables	$57	$1,685
Other payables	1,047	1,250

Total	$1,104	$2,935

6. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2007	March 31, 2007
	(in thousands)
Cost:
Buildings and leasehold improvements	$26,849	$16,638
Plant and machinery	34,656	23,284
Office equipment and furnishings	2,948	1,984
Motor vehicles	1,432	1,040

	65,885	42,946

Less: Accumulated depreciation:
Buildings and leasehold improvement	2,808	1,798
Plant and machinery	5,703	3,450
Office equipment and furnishings	696	472
Motor vehicles	584	590

Total of accumulated depreciation	9,791	6,310

Construction in progress	15,120	14,836

Property, plant and equipment, net	$71,214	$51,472

7. LAND USE RIGHTS

	December 31, 2007	March 31, 2007
	(in thousands)
Cost:	$3,647	$3,177
Less: Accumulated amortization:	185	153

Land use right, net	$3,642	$3,024

8. BANK LOANS AND WARRANTS

On April 19, 2007, the Company entered into a bridge loan agreement with ABN AMRO Bank N.V., Hong Kong branch (“ABN”), in the amount of $35.0 million (the “Bridge Loan Agreement”). The principal amount and unpaid accrued interest under the Bridge Loan Agreement were repaid on October 18, 2007.

In addition, pursuant to a USD facility side letter and warrant agreement dated April 19, 2007 between the Company and ABN, the Company is obligated to issue warrants to ABN to purchase up to 400,000 shares of the Company’s common stock (the “Warrant Agreement”). On April 19, 2007 and October 11, 2007, respectively, the Company issued warrants to purchase 200,000 shares of its common stock at $8.84 per share and the remaining 200,000 shares at the same price. All of the warrants may be exercised up to the third anniversary of the completion of a “Qualified Public Offering”, as defined in the warrant agreement.

The fair value of the warrants was $2.7 million at the grant date, estimated on the basis of the Black-Scholes-Merton option-pricing formula with the following assumptions:

2007
Expected volatility	43.86%
Risk-free interest rate	4.66%
Expected dividend yield	0.00%
Contractual life of the warrant (years)	4.2

The proceeds of the 2007 loan were allocated to the debt and the warrants based on their relative values, resulting in $32.4 million and $2.6 million being allocated to the debt and warrants, respectively. The amount allocated to the warrants has been recorded as an increase to additional paid in capital with a corresponding debt discount, which is being amortized over the term of the loan utilizing the effective interest method.

On October 11, 2007, ABN and certain other lenders provided a three year term loan to the Company in the aggregate amount of $35.0 million (the “Loan Agreement”). The principal amount, and any unpaid accrued interest, are due on October 11, 2010 and may be prepaid without penalty. The proceeds of the loan were used to pay the outstanding principle and accrued interest of the ABN Bridge Loan described above. The loan bears interest at the three-month London interbank offered rate (“LIBOR”) for deposits in US dollars plus 3.5% with interest payable on the last day of each three month period. The Company is required to pay to ABN a commitment fee of 1% on the daily amount of the unused commitment amount. The loan is secured by a pledge of 10,000 shares of common stock of Synutra, Inc., an Illinois corporation wholly-owned by the Company.

The Loan Agreement provides for mandatory prepayment upon the occurrence of certain events, and contains customary covenants for financings of this type, including restrictions on the incurrence of liens, payment of dividends, and disposition of properties. The Loan Agreement also contains certain financial covenants, including a requirement to maintain specified leverage and interest coverage ratios, tangible net worth, and indebtedness to tangible net worth ratio. Specifically these financial covenants do not permit (1) the Company’s consolidated interest coverage ratio as of the end of any fiscal quarter to be lower than 5.00; (2) the Company’s consolidated leverage ratio to be higher than 2.00, 1.80 and 1.50, with respect to such fiscal quarter ending during the period beginning on October 1, 2007 and ending on September 30, 2008, beginning on October 1, 2008 and ending on September 30, 2009, and beginning on October 1, 2009 and ending on the Maturity Date, respectively; (3) the Company’s consolidated tangible net worth to be less than $132 million on any date during the period beginning on January 1, 2008 and ending on December 31, 2008, less than $200 million during the period beginning on January 1, 2009 and ending on December 31, 2009, and less than $265 million during the period beginning on January 1, 2010 and ending on the maturity date; (4) the ratio of consolidated indebtedness to consolidated net worth to be higher than 0.80 on any date during the period beginning on January 1, 2008 and ending on December 31, 2008, higher than 0.70 during the period beginning on January 1, 2009 and ending on December 31, 2009, and higher than 0.60 during the period beginning on January 1, 2010 and ending on the maturity date. Upon the occurrence of certain events of default, the Company’s obligations under the Loan Agreement may be accelerated and the lending commitments terminated. Such events include (i) failure to pay principal or interest when due, (ii) the breach or failure to perform certain covenants, (iii) the attachment of assets, and (iv) the filing of a petition in bankruptcy. No such event has occurred and the Company was in compliance with the covenants as of December 31, 2007.

In addition to the above Loan Agreement with ABN, as at December 31, 2007 and March 31, 2007, the Company had short-term loans from banks in the amount of $17.1 million and $53.1 million, respectively, bearing interest ranging from 6.39% to 7.29% per annum. Such loans are extendable for terms at the option of the Company of no less than one year to December 2008. The loans were secured by the pledge of certain fixed assets held by the Company and its subsidiaries. The value of the fixed assets pledged was $5.7 million and $32.7 million as of December 31, 2007 and March 31, 2007, respectively.

As at December 31, 2007, BQL had a 3 year long-term loan from Junchuan Ranch of Heilongjiang Province in the amount of $1.8 million bearing interest at 3.24% per annum. The loan, maturing on August 16, 2008, is secured by the pledge of certain fixed assets held by BQL and by a personal guarantee from the Company’s Chief Executive Officer and his spouse.

9. INCOME TAXES

The Company’s income before income taxes was comprised of the following for the nine months ended December 31, 2007 and 2006, respectively.

	Nine Months Ended December 31,
	2007	2006
	(in thousands)
United States	$(5,402)	$(332)
PRC	36,356	17,877

Total Income Before Tax	$30,954	$17,545

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective April 1, 2007. Based on its FIN 48 analysis and documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2007, the Company has recorded FIN 48 liabilities of approximately $388,000 for its PRC subsidiaries. It also recognized interest and/or penalties associated to the uncertain tax positions of $ 60,000 in the FIN 48 tax provision.

The years 2001 to 2007 remain subject to examination by the PRC tax authorities.

The Company has concluded that there are no material uncertain tax positions for the U.S. subsidiary. The years 2003 to 2007 remain subject to examination by the United States tax authorities.

As at December 31, 2007, undistributed earnings of the Company’s PRC subsidiaries of approximately $54.3 million, excluding statutory reserve and welfare funds under PRC law, are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in the PRC.

On March 16, 2007, the National People’s Congress of the PRC approved and promulgated a new tax law, which took effect beginning January 1, 2008. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. Under the new tax law, foreign investment enterprise and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations.

Income taxes are calculated on a separate entity basis. Each of the Company’s subsidiaries files stand-alone tax returns and the Company does not file a consolidated tax return. The provisions for income taxes for the nine months ended December 31, 2007 and 2006, respectively, are summarized as follows:

	Nine Months Ended December 31,
	2007	2006
	(in thousands)
Current-PRC	$5,705	$1,733
Deferred tax benefit-PRC	(569)	—
Deferred tax benefit-US	(502)	—

Total	$4,634	$1,733

10. COMMON STOCK

On May 24, 2007, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Warburg Pincus Private Equity IX, L.P. (the “Investor”), pursuant to which the Investor agreed to acquire 4 million shares of the Company’s common stock for an aggregate purchase price of $66 million, net of issuance costs of $ 145,000. The closing of the transaction took place on June 15, 2007. The Company intends to use the net proceeds from this financing for general corporate purposes. Pursuant to the terms of the Purchase Agreement so long as the Investor owns at least 50% of the common stock acquired by the Investor pursuant to the Purchase Agreement, the Investor has the right to designate a person to serve on the Board of Directors of the Company (the “Investor Designee”), and the Company has agreed to use its best efforts to nominate and cause the Investor Designee to be elected to the Company’s Board of Directors.

11. COMPREHENSIVE INCOME

Comprehensive income includes charges and credits to equity from non-owner sources and comprises two subsets: net earnings and other comprehensive income which relates to foreign exchange translation adjustments. Total comprehensive income comprises the following:

	Nine Months Ended December 31,
	2007	2006
	(in thousands)
Net income	$26,315	$15,812
Other comprehensive income	6,796	1,478

Total comprehensive income	$33,111	$17,290

12. NET INCOME PER SHARE (EPS)

For purposes of calculating basic and diluted earnings per share, the Company used the following weighted average common shares outstanding (in thousands):

	Nine Months Ended December 31,
	2007	2006
	(in thousands)
Net income	$26,315	$15,812

Basic weighted average common shares outstanding	52,890	50,001
Dilutive potential common shares from warrants	316	—

Diluted weighted average shares outstanding	53,206	50,001

Net income per share—basic	$0.50	$0.32
Net income per share—diluted	$0.49	$0.32

13. COMMITMENTS AND CONTINGENCIES

A. Purchase Commitments

As of December 31, 2007, the Company had outstanding commitments in the amount of $27.8 million for advertising and purchase of raw materials within the next 12 months.

B. Capital commitments

As of December 31, 2007, the Company’s capital commitments amounted to $14.5 million in relation to asset improvement and plant expansion within the next 12 months.

C. Lease commitments

The lease commitments of the Company as at December 31, 2007 and 2006 were $20,000 and $257,000, respectively.

D. Legal proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the amount, and ultimate liability, if any with respect to these actions will materially affect our business, financial position, results of operations or cash flows. The Company cannot assure, however, that such actions will not be material and will not adversely affect our business, financial position, results of operations or cash flows.

E. Guarantees

As at December 31, 2007, the Company had an outstanding guarantee issued to the Zhangbei Branch of the Agricultural Bank of China related to various bank loans totaling $1.1 million to 104 dairy farmers in the Zhangbei Area (the “Guarantee”). Such loans matured on December 25, 2007, but as of December 31, 2007, none of the loans had been repaid and the total outstanding loan amount remained $1.1 million.

On December 27, 2007, the People’s Bank of China (“PBOC”), and China Banking Regulatory Commission (“CBRC”), issued a joint decree requesting all banks in China to extend the maturity of their loans to the dairy farmers with maturity dates between January 1, 2006 to June 30, 2008. The PBOC and CBRC did not specify the extension periods for such loans but rather directed the lending banks to determine the length of such extension.

This decree represents the PRC government’s efforts to boost the country’s fresh milk production which has been challenged by rising animal feed costs. In order to encourage dairy cow farmers to increase their production without substantially increasing milk prices, the government is taking initiatives to subsidize dairy farmers.

To the best knowledge of the Company, the Agriculture Bank of China has not determined the extension period for the above loans. Although the Company is in discussions with the lending bank to determine the extension periods for such loans, no agreement has been reached and the Company is still obligated under the Guarantee. The Company has prepared its best estimate of possibly losses related to these loans based on a weighed average range of likely probabilities and potential payments that would be required under the Guarantee, and estimated a potential loss of $352,000 related to the Guarantee. This amount has been recorded as current liability on the balance sheet.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fees.

SEC Registration Fee	$
FINRA Filing Fee
Nasdaq Global Select Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses (Including Legal Fees)		*
Transfer Agent and Registrar Fees and Expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of us, or serving or having served, at our request, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

We have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the company. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

[In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporation and bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.]

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, the registrant has issued and sold the securities listed below without registering the securities under Securities Act of 1933, as amended (the “Securities Act”). None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. The registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D, Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On June 15, 2007, the registrant issued 4,000,000 shares of common stock to Warburg Pincus Private Equity IX, L.P. for $66,000,000.

On April 19, 2007, the registrant issued warrants to ABN AMRO Bank N.V., Hong Kong Branch or ABN, to purchase up to 200,000 shares of the registrant’s common stock. On October 11, 2007, the registrant issued warrants to ABN to purchase up to an additional 200,000 shares of the registrant’s common stock. The issuance of these warrants was pursuant to a USD Facility Side Letter Agreement dated April 19, 2007 (the “Facility Side Letter Agreement”) between the registrant and ABN and a Loan Agreement (the “Loan Agreement”) dated April 19, 2007 among the registrant, certain stockholders of the registrant and ABN. Pursuant to the Loan Agreement, ABN agreed to make loans (the “Loans”) to the registrant for a period of 60 days from the closing of Loan Agreement (the “Closing”) up to $35,000,000 (the “Commitment Amount”). The Loans bore interest at the one-month London interbank offered rate for deposits in US dollars plus 2.5% with interest payable on the last day of each month. The principal amount, and any unpaid accrued interest thereon, was due on October 19, 2007. The registrant was also required to pay ABN a commitment fee of 1% on the daily amount of the unused Commitment Amount (as defined in the Loan Agreement). The registrant was obligated to pay a Facility Advisory and Structuring Fee of $350,000 under the Facility Side Letter Agreement.

On July 15, 2005, the registrant issued 36,000,000 and 10,000,000 shares of its common stock to Beams Power Investment Limited and Strong Gold Finance Ltd., respectively, in exchange for all of the issued and outstanding shares of Synutra, Inc. held by them. The registrant issued an aggregate of 2,844,500 shares to various financial consultants and/or their designees and 35,000 shares to a finder for their services in connection with the reverse acquisition.

Item 16.	Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.	Undertakings.

*(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, China on April 11, 2008.

SYNUTRA INTERNATIONAL, INC.

By:	/s/ LIANG ZHANG
Name:	Liang Zhang
Title:	Chairman and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Synutra International, Inc. (the “Company”), hereby severally constitute and appoint Liang Zhang and Lawrence Lee, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date
/s/ LIANG ZHANG Liang Zhang	Chief Executive Officer and Chairman (Principal Executive Officer)	April 11, 2008

/s/ LAWRENCE LEE Lawrence Lee	Chief Financial Officer (Principal Financial and Accounting Officer)	April 11, 2008

/s/ JINRONG CHEN Jinrong Chen	Director	April 11, 2008

/s/ YIU-CHUN CHAN Yiu-Chun Chan	Director	April 11, 2008

/s/ LEI LIN Lei Lin	Director	April 11, 2008

/s/ WILLIAM W. WU William W. Wu	Director	April 11, 2008

EXHIBIT INDEX

INDEX TO EXHIBITS

Exhibit Number	Description
1.1†	Form of Underwriting Agreement
3.1	Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of Synutra International, Inc.
3.2	Bylaws of Synutra International, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 12-SB (000-50803) filed on June 15, 2004)
4.1†	Specimen common stock certificate
5.1†	Opinion of O’Melveny & Myers LLP
10.1†

Employment Agreement between Qingdao Sheng Yuan Dairy Co., Ltd. and Liang Zhang, dated December 20, 2006, and Confidentiality Agreement between Qingdao Sheng Yuan Dairy Co., Ltd. and Liang Zhang, dated March 1, 2007

10.2†

Employment Agreement between Qingdao Sheng Yuan Dairy Co., Ltd. and Lawrence Lee, dated September 1, 2007, and Confidentiality Agreement between Synutra International, Inc. and Lawrence Lee, dated September 30, 2007

10.3†

Employment Agreement between the Beijing Representative Office of Qingdao Sheng Yuan Dairy Co., Ltd. and William W. Wu, dated July 1, 2007, and Confidentiality Agreement between Qingdao Sheng Yuan Dairy Co., Ltd. and William W. Wu, dated March 1, 2007

10.4†	Employment Agreement between the Beijing Representative Office of Qingdao Sheng Yuan Dairy Co., Ltd. and Weiguo Zhang, dated January 1, 2007
10.5†

Employment Agreement between Sheng Yuan Nutritional Food Co., Ltd. and Xisen Mu, dated July 1, 2007, and Confidentiality Agreement between Sheng Yuan Nutritional Food Co., Ltd. and Xisen Mu, dated March 18, 2006

10.6

License and Supply Agreement between Synutra, Inc. (formerly known as American St. George Biological Technology Corporation) and Martek Biosciences Corporation, dated September 1, 2003 (incorporated by reference to Exhibit 10.2 to the Synutra International, Inc. Annual Report on Form 10-KSB filed on June 29, 2006)

10.7	Warrant Agreement among Beams Power Investment Limited, Synutra International, Inc., the Bank of New York as Warrant Agent, and ABN AMRO Bank N.V., Hong Kong Branch, dated April 19, 2007 (incorporated by reference to Exhibit 4.1 to the Synutra International, Inc. Current Report on Form 8-K filed on April 24, 2007)
10.8	Registration Rights Agreement between Synutra International, Inc. and ABN AMRO Bank N.V., Hong Kong Branch, dated April 19, 2007 (incorporated by reference to Exhibit 4.3 to the Synutra International, Inc. Current Report on Form 8-K filed on April 24, 2007)
10.9	Common Stock Purchase Agreement between Synutra International, Inc. and Warburg Pincus Private Equity IX, L.P. , dated May 24, 2007 (incorporated by reference to Exhibit 10.1 to the Synutra International, Inc. Current Report on Form 8-K/A filed on June 1, 2007)
10.10	Registration Rights Agreement between Synutra International, Inc. and Warburg Pincus Private Equity IX, L.P., dated June 15, 2007 (incorporated by reference to Exhibit 10.1 to the Synutra International, Inc. Current Report on Form 8-K/A filed on June 1, 2007)
10.11	Voting and Co-Sale Agreement among Synutra International, Inc., Beams Power Investment Limited, and Warburg Pincus Private Equity IX, L.P., dated June 15, 2007 (incorporated by reference to Exhibit 10.1 to the Synutra International, Inc. Current Report on Form 8-K/A filed on June 1, 2007)

Exhibit Number	Description
10.12	Loan Agreement among Synutra International, Inc., ABN AMRO Bank N.V. and certain lenders party thereto, dated October 11, 2007 (incorporated by reference to Exhibit 10.1 to the Synutra International, Inc. Current Report on Form 8-K filed on October 17, 2007)
10.13	Collateral Agreement among Synutra International, Inc., ABN AMRO Bank N.V. and Synutra, Inc., dated October 11, 2007 (incorporated by reference to Exhibit 10.2 to the Synutra International, Inc. Current Report on Form 8-K filed on October 17, 2007)
10.14	US Dollar Facility Fee Letter Agreement between Synutra International, Inc. and ABN AMRO Bank N.V., dated October 11, 2007 (incorporated by reference to Exhibit 10.3 to the Synutra International, Inc. Current Report on Form 8-K filed on October 17, 2007)
21.1	List of subsidiaries
23.1	Consent of Rotenberg & Co., LLP, Independent Registered Public Accounting Firm
23.2†	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in the signature page in Part II of this Registration Statement)

†	To be filed by amendment